     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996.

                                                      REGISTRATION NO. 333-03592
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         TARGETED GENETICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

         WASHINGTON                         2836                         91-1549568
  (STATE OF INCORPORATION)      (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
                                 CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                           1100 OLIVE WAY, SUITE 100
                           SEATTLE, WASHINGTON 98101
                                 (206) 623-7612
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               H. STEWART PARKER
                            CHIEF EXECUTIVE OFFICER
                           1100 OLIVE WAY, SUITE 100
                           SEATTLE, WASHINGTON 98101
                                 (206) 623-7612
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              STEPHEN M. GRAHAM                            CHARLES W. MULANEY, JR.
          STEPHANIE G. DALEY-WATSON                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                PERKINS COIE                                333 WEST WACKER DRIVE
        1201 THIRD AVENUE, 40TH FLOOR                      CHICAGO, ILLINOIS 60606
       SEATTLE, WASHINGTON 98101-3099                          (312) 407-0700
               (206) 583-8888

                            ------------------------

     Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  PRELIMINARY PROSPECTUS, DATED JUNE 13, 1996

PROSPECTUS

                                3,500,000 SHARES

                             TARGETED GENETICS LOGO
                                  COMMON STOCK

     All of the 3,500,000 shares of Common Stock offered hereby are being sold by Targeted Genetics Corporation ("Targeted Genetics" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "TGEN." On May 24, 1996, the last reported sale price for the Common Stock was $5.75 per share. See "Price Range of Common Stock."

      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                  IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
                                                                             UNDERWRITING
                                                                            DISCOUNTS AND             PROCEEDS TO
                                                  PRICE TO PUBLIC           COMMISSIONS(1)             COMPANY(2)
- ------------------------------------------------------------------------------------------------------------------
Per Share....................................            $                        $                        $
- ------------------------------------------------------------------------------------------------------------------
Total(3).....................................            $                        $                        $
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $350,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made at the offices of the agent of Vector Securities International, Inc., in New York, New
York, on or about             , 1996.
                          ---------------------------
         Vector Securities International, Inc.  Genesis Merchant Group
                                                             Securities

            , 1996

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions; competition; technological advances; ability to obtain rights to technology; ability to obtain and enforce patents; ability to commercialize and manufacture products; results of clinical studies; results of research and development activities; business abilities and judgment of personnel; availability of qualified personnel; changes in, or failure to comply with, governmental regulations; ability to obtain adequate financing in the future; and other factors referenced in this Prospectus. See "Risk Factors."

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus, including information under "Risk Factors." Except as otherwise noted, all information in this Prospectus, including financial information and share and per share data, assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

                                  THE COMPANY

     Targeted Genetics is focused on the development of gene and cell therapies for the treatment of certain acquired and inherited diseases. The Company is developing a broad base of core technologies that it believes will allow it to address a variety of such diseases. These technologies include proprietary viral and non-viral gene delivery systems as well as novel techniques for cytotoxic T lymphocyte ("CTL") immunotherapy. In order to expand its technology base with respect to non-viral gene delivery systems and to enhance its product development programs, the Company recently agreed to acquire RGene Therapeutics, Inc. ("RGene"), a privately held company focused on the development and use of non-viral gene delivery systems. The Company is using its core technology platform to develop potential products for the treatment of various genetic disorders, cancer and infectious diseases, and is currently conducting clinical trials in certain of these indications.

     The Company believes that in the area of gene therapy, different disease targets will require different methods of gene delivery, depending on the target cell to be modified, the duration of gene expression required and the need for ex vivo or in vivo delivery. Accordingly, the Company is developing multiple gene delivery systems based on three different vector technologies: adeno-associated viral ("AAV"), retroviral and non-viral. The Company believes these systems may provide it with the flexibility necessary to develop gene therapies for a broader range of diseases than would be possible using a single gene delivery system. Targeted Genetics was the first company to initiate clinical trials using AAV vectors and is not aware of any other company conducting clinical trials using these vectors. In addition, the Company has exclusive rights to an improved type of retroviral vector which has been shown in preclinical experiments to be more efficient than earlier retroviral vectors at delivering genes into certain types of blood cells. The Company also is developing non-viral gene delivery systems which may provide greater flexibility relative to the size and sequence of transferred genes and allow targeted delivery in vivo.

     Through its pending acquisition of RGene (the "RGene Acquisition"), the Company will acquire rights to proprietary non-viral gene delivery technology based on the use of cationic lipids that promote the uptake of DNA into cells. This technology includes several formulations with the potential for increased stability and improved transduction efficiency, as well as the potential ability to deliver genes to specific target cells. The Company will also acquire rights to the E1A tumor suppressor gene which is currently in clinical trials for the treatment of ovarian and breast cancer.

     In the area of cell therapy, the Company's expertise with CTLs enables it to isolate from patients and efficiently multiply antigen-specific CTLs, which are immune cells that target and kill specific diseased cells. This expertise forms the basis for a series of potential immunotherapies for the treatment of cancer and infectious diseases. The CTL immunotherapy program is based on the Company's proprietary Rapid Expansion Method ("REM") technology, which is used to grow CTLs ex vivo prior to infusion into the patient. The Company has demonstrated that REM enables it to grow billions of CTLs from individual cloned cells over several weeks, while preserving the cells' specific disease-fighting capabilities in vitro. Other methods of expanding CTL clones generally require several months.

     Targeted Genetics is currently conducting multiple clinical trials utilizing its viral gene delivery systems as well as its CTL immunotherapy technology. Following the completion of the RGene Acquisition, the Company also will have a clinical trial using a non-viral gene delivery system. The Company is currently conducting a Phase I and a Phase I/II clinical trial examining the use of AAV vectors to deliver in vivo the cystic fibrosis transmembrane regulator ("CFTR") gene for the treatment of cystic fibrosis. The Phase II part of the latter trial is expected to begin in late 1996. RGene has initiated a Phase I clinical trial of a non-viral system to deliver in vivo the E1A tumor suppressor gene to patients with ovarian or breast cancer. In addition, the Company is conducting a Phase I clinical trial examining the use of HIV-specific CTLs to prevent the onset of full-blown AIDS in HIV-infected patients. The Company also is collaborating on two physician-sponsored Phase I clinical trials examining gene therapies for the treatment of Gaucher disease and melanoma. Patient accrual for all these Phase I clinical trials is expected to be completed by the end of 1996.


     Effective May 1996, RGene and Laboratoires Fournier S.C.A. ("Fournier") entered into a license, research and marketing agreement under which Fournier received exclusive rights to develop and commercialize in Europe RGene's E1A tumor suppressor product candidate and any other product candidates based on the E1A tumor suppressor gene and developed pursuant to the agreement. Under the agreement, the parties will undertake a joint clinical program to coordinate product development and clinical trials in the United States and Europe. Fournier has paid RGene a $5 million upfront license fee, $2.5 million of which was paid as an option fee prior to execution of the agreement. RGene may receive additional payments if the parties achieve certain development milestones and royalties on sales of resulting products, if any. In addition, if the parties are able to negotiate a mutually acceptable supply agreement, RGene will be entitled to manufacture products for Fournier in return for manufacturing fees. Upon completion of the RGene Acquisition, the rights and obligations of RGene under the agreement will be assumed by the Company.


     The Company was incorporated in Washington in 1989 as a wholly owned subsidiary of Immunex Corporation ("Immunex"), and commenced operations in 1992. The Company's headquarters are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101. Its telephone number is (206) 623-7612.

                                  THE OFFERING

Common Stock offered..................................  3,500,000 shares
Common Stock to be outstanding after the Offering.....  19,533,848 shares (1)
Nasdaq National Market symbol.........................  TGEN
Use of proceeds.......................................  For research and development;
                                                        clinical testing; capital
                                                        expenditures, including expansion of
                                                        existing facilities; working capital;
                                                        and general corporate purposes.

- ---------------
(1) Based on shares outstanding as of March 31, 1996. Includes 3,636,364 shares to be issued to RGene stockholders upon completion of the RGene Acquisition. Excludes (i) 1,177,014 shares issuable upon exercise of options outstanding at March 31, 1996, with a weighted average exercise price of $3.20 per share; (ii) 831,614 shares issuable upon exercise of warrants outstanding at March 31, 1996, with a weighted average exercise price of $4.78 per share;
    (iii) 281,686 shares reserved for issuance under the Company's stock option plans at March 31, 1996; and (iv) an indeterminate number of additional shares of Common Stock that may be issued to RGene stockholders in the event certain milestones are achieved before December 31, 1998. See
    "Management -- Benefit Plans" and "RGene Acquisition."

                  SUMMARY ACTUAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         YEAR ENDED DECEMBER 31,                         THREE MONTHS ENDED MARCH 31,
                           ---------------------------------------------------       -------------------------------------
                                                                     PRO FORMA                                   PRO FORMA
                            1993          1994          1995         1995 (1)         1995          1996         1996 (2)
                           -------       -------       -------       ---------       -------       -------       ---------
STATEMENT OF OPERATIONS
  DATA:
  Revenues...............  $   412       $   449       $   842       $  1,195        $   132       $   183       $  2,706
  Expenses:
    Research and
      development........    4,261         6,763         8,195         11,268          1,978         2,366          4,636
    General and
      administrative.....    1,217         1,892         2,267          3,020            701           617            888
    Interest.............       --           193           302            302             75            92             92
                           -------       -------       -------       --------        -------       -------        -------
        Total expenses...    5,478         8,848        10,764         14,590          2,754         3,075          5,616
                           -------       -------       -------       --------        -------       -------        -------
  Net loss...............  $(5,066)      $(8,399)      $(9,922)      $(13,395)       $(2,622)      $(2,892)      $ (2,910)
                           =======       =======       =======       ========        =======       =======        =======
  Net loss per share.....                              $ (0.94)      $  (0.95)       $ (0.29)      $ (0.23)      $  (0.18)
                                                       =======       ========        =======       =======        =======
  Shares used in
    computation of net
    loss per share.......                               10,533         14,169          8,966        12,343         15,979
  Pro forma, assuming
    conversion of
    Preferred Stock to
    Common Stock (3):
    Net loss per share...                $ (1.03)
                                         =======
    Shares used in
      computation of net
      loss per share.....                  8,152

                                                                                         MARCH 31, 1996
                                                                          --------------------------------------------
                                                                                                          PRO FORMA
                                                                           ACTUAL      PRO FORMA (4)   AS ADJUSTED (5)
                                                                          --------     -------------   ---------------
BALANCE SHEET DATA:
  Cash, cash equivalents and securities available for sale..............  $ 11,878       $  14,105        $  32,622
  Working capital.......................................................    10,408          11,017           29,534
  Total assets..........................................................    17,381          19,930           38,447
  Long-term obligations.................................................     2,634           2,634            2,634
  Deficit accumulated during development stage..........................   (30,481)        (44,550)         (44,550)
  Total shareholders' equity............................................    13,119          13,904           32,421

- ------------------
(1) Gives effect to the RGene Acquisition as if it had occurred on January 1, 1995. See "Unaudited Pro Forma Consolidated Financial Statements."
(2) Gives effect to the RGene Acquisition as if it had occurred on January 1, 1996. See "Unaudited Pro Forma Consolidated Financial Statements."
(3) Computed on the basis described in Note 2 of Notes to Targeted Genetics Financial Statements.
(4) Gives effect to the RGene Acquisition as if it had occurred on March 31, 1996. See "Unaudited Pro Forma Consolidated Financial Statements."
(5) Gives effect to the RGene Acquisition as if it had occurred on March 31, 1996, the sale by the Company of the 3,500,000 shares of Common Stock offered hereby at an assumed public offering price of $5.75 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                               RGENE ACQUISITION

     In keeping with its strategy of building a broad-based technology platform, in April 1996, the Company entered into a definitive merger agreement (the "Merger Agreement") with RGene pursuant to which the Company has agreed to acquire RGene by merging a wholly owned subsidiary of the Company formed to facilitate the transaction with and into RGene. The Merger Agreement provides that, in exchange for all of the issued and outstanding shares of capital stock of RGene, Targeted Genetics will issue 3,636,364 shares of the Common Stock (representing an aggregate value of $18.7 million, assuming a price of $5.13 per share, the closing price of the Common Stock on the date of execution of the Merger Agreement) to the RGene stockholders upon closing of the RGene Acquisition. In addition, the RGene stockholders would have the right to receive up to an additional $5 million of the Common Stock if certain milestones relating to RGene's potential products and technology are achieved prior to December 31, 1998. The first such milestone (the "First Milestone") relates to the enrollment of at least one patient in a Phase II clinical trial for RGene's E1A tumor suppressor gene therapy in the United States and the enrollment of at least one patient in a similar clinical trial in a member country of the European Economic Union. Achievement of the First Milestone would result in the issuance of $1 million, $2 million or $3 million of the Common Stock, depending upon whether the First Milestone is achieved on or before December 31, 1997 or December 31, 1998, and depending upon whether the First Milestone is achieved in the United States only or in the United States and Europe, as set forth in the following table:

                                   MILESTONE ACHIEVEMENT
    GEOGRAPHIC TERRITORY                  DEADLINE                 COMMON STOCK ISSUABLE
- ----------------------------    ----------------------------    ----------------------------
United States only              December 31, 1997               $2 million
Europe only                     December 31, 1997               $0
United States and Europe        December 31, 1997               $3 million
United States only              December 31, 1998               $1 million
Europe only                     December 31, 1998               $1 million(1)
United States and Europe        December 31, 1998               $2 million(2)

- ---------------
(1) To be issued only if the First Milestone is achieved in the United States during calendar year 1998. If the First Milestone is achieved in the United States prior to January 1, 1998, or if it is not achieved at all in the United States, then no Common Stock will be issued for achieving the First Milestone in Europe during 1998.

(2) The maximum amount of Common Stock that may be issued in the event that the First Milestone is not achieved in the United States until 1998 is $2 million.

     The second milestone (the "Second Milestone") is the execution on or before December 31, 1997 of a definitive collaboration agreement with a third party for the development of genetic vaccines using RGene's technology, which collaboration agreement must provide minimum revenue to the Company of $2 million during the first year following its execution, of which at least $1.5 million may not be subject to any specific funding commitment under any license or research agreement. Achievement of the Second Milestone would result in the issuance of $2 million of the Common Stock.

     The aggregate number of shares of Common Stock issued upon achievement of a milestone will equal the applicable aggregate value of such shares issuable upon achievement of such milestone divided by the milestone average trading price, which is the average closing sale price for the Common Stock for the 30 trading days preceding the date of achievement of the milestone. Such shares will be issued pro rata, based upon the number of shares of RGene capital stock outstanding on the closing of the RGene Acquisition, to the former RGene stockholders as promptly as practicable, but in no event later than 20 days after the achievement of the applicable milestone.

     Assuming the milestone average trading price equals $5.75 (the closing sale price per share of Common Stock as reported on the Nasdaq National Market on May 24, 1996), achievement of both milestones would result in the issuance of a maximum of 869,565 shares of Common Stock. Based upon the number of shares outstanding as of May 24, 1996, and assuming the issuance of 3,636,364 shares of Common Stock at the closing of the RGene Acquisition, upon issuance, such shares representing the additional consideration would represent approximately 6% of the outstanding Common Stock. The shares of Common Stock issued to RGene stockholders are subject to certain limitations on transfer and are covered by certain registration rights. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights" and "Description of Capital
Stock -- Registration Rights."

     For a period of one year after completion of the RGene Acquisition, the Company will hold in escrow 363,636 of the shares issued to RGene stockholders upon the closing of the RGene Acquisition in order to satisfy potential claims made by the Company against the former RGene stockholders in connection with any breach of any representation or warranty, or any failure to comply with any covenant or agreement, contained in the Merger Agreement.

     Promptly following the closing of the RGene Acquisition, the Targeted Genetics Board of Directors will appoint Austin M. Long, III and Martin P. Sutter as RGene's designees to the Targeted Genetics Board of Directors. Messrs. Long and Sutter will stand for election at the next annual meeting of shareholders.

     Completion of the RGene Acquisition is subject to the approval of the shareholders of both companies and the satisfaction of customary conditions, such as no material adverse change in the condition of either company. Holders of a number of RGene shares sufficient to approve the RGene Acquisition have agreed to vote their shares in favor of the transaction. Because Targeted Genetics will be issuing shares of Common Stock to the RGene stockholders in an amount in excess of 20% of the shares of Common Stock outstanding prior to the RGene Acquisition, the Company's shareholders must approve the issuance of such shares under applicable provisions of Schedule D to the Bylaws of the National Association of Securities Dealers, Inc. The approval required is a majority of the total votes cast on the proposal in person or by proxy at a special meeting called for the purpose of approving such issuance. Subject to receipt of shareholder approval and satisfaction or waiver of the conditions precedent, the Company anticipates that the RGene Acquisition will be completed before the end of the second quarter of 1996. The Company does not intend to complete the Offering until the RGene Acquisition is consummated.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus. Special
Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

     EARLY STAGE OF PRODUCT DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY. The Company has no commercial products and all of its potential products are in research, development or early-stage clinical trials. As such, the Company cannot predict when or if any of its products under development will be commercialized. Products, if any, resulting from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, even if they are successfully developed and proven safe and effective.

     While many approaches to gene therapy and cell therapy are being pursued by pharmaceutical and biotechnology companies, there are currently no marketed gene therapies and a limited number of marketed cell therapies. Existing preclinical and clinical data relating to the Company's specific gene and cell therapy approaches are very limited. Prior to any commercial use, the products and technologies currently under development by the Company will require significant additional research and development efforts, extensive preclinical and clinical testing and regulatory approval. Clinical trials in humans are necessary to determine product safety and efficacy. Product development involving new therapies is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or immune responses or inadequate therapeutic efficacy could slow or prevent the successful completion of the Company's product and technology development efforts and have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, gene and cell therapy products are subject to the risks of failure inherent in the development of products based on innovative technologies. There can be no assurance that Targeted Genetics will be permitted to undertake additional or complete ongoing clinical trials of its potential products within the time periods indicated in this Prospectus or otherwise, that sufficient numbers of patients can be accrued for such trials or that clinical trials will demonstrate that the products tested are safe and effective. Even if clinical trials are successful, there can be no assurance that the Company will obtain regulatory approval for any indication, that an approved product can be produced in commercial quantities at reasonable costs or gain acceptance for use by physicians and healthcare providers or that any potential products will be successfully marketed at prices that would permit the Company to operate profitably, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Development Programs."

     HISTORY OF LOSSES AND UNCERTAINTY OF FUTURE RESULTS. Targeted Genetics is a development stage company and has generated minimal revenues since inception. At March 31, 1996, the Company had an accumulated deficit of approximately $30.5 million. On a pro forma basis, giving effect to the RGene Acquisition as if it had occurred on March 31, 1996, the accumulated deficit would have been approximately $44.6 million. Losses have resulted from expenses incurred in the Company's research and development programs and, to a lesser extent, from general and administrative and interest expenses. The Company expects to incur substantial additional losses over at least the next several years and expects cumulative losses to increase substantially as it continues or expands its research and development activities. Payments from collaborative partners, if any, and investment income are expected to be the only sources of revenue for the foreseeable future and revenues from commercial sales of products are not expected for a number of years, if at all. To achieve profitable operations, Targeted Genetics, alone or with corporate collaborative partners, must successfully develop, manufacture, obtain regulatory approvals and market potential products, of which there can be no assurance. The time required to reach sustained profitability is highly uncertain and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all. Moreover, if profitability is achieved, the level of profitability cannot be predicted and it may vary significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     UNCERTAINTIES RELATING TO CLINICAL TRIALS AND PRODUCT
DEVELOPMENT. Existing data on the safety and efficacy of gene and cell therapy treatments are very limited. The Company has performed only limited preclinical and clinical testing of certain of its product candidates and technologies under development. Preclinical studies of product candidates may not predict and do not ensure safety or efficacy in humans and are not necessarily indicative of the results that may be achieved in clinical trials with humans. Possible serious side effects of retroviral vector-based gene transfer include viral infections resulting from contamination with replication-competent retroviruses. In addition, the development of cancer in a patient is theoretically a possible side effect of all methods of gene transfer. Furthermore, as with most other biopharmaceutical products, there is also a possibility of toxicity or decreased efficacy associated with a host immune response toward any vector used in the Company's treatments. The possibility of such response may be increased if there is a need to deliver the vector frequently. There can be no assurance that unacceptable side effects will not be discovered during preclinical and clinical testing of the Company's potential products. Even after being cleared by the United States Food and Drug Administration (the "FDA") or the regulatory authorities of other countries, a product may later be shown to be unsafe or to not have its purported effect, thereby preventing its widespread use or requiring its withdrawal from the market. The rate of completion of the Company's clinical trials depends on, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has a limited clinical staff and, as a result, will rely on third parties to assist it in overseeing and monitoring clinical trials, which may result in delays in completing, or failure to complete, clinical trials if such third parties fail to perform under their agreements with the Company or fail to meet regulatory standards in the performance of their obligations under such agreements. See "Business -- Governmental Regulation."

     NEED FOR ADDITIONAL CAPITAL. The Company expects negative cash flow from operations to continue and to increase for the foreseeable future. The Company will require substantial additional funds to continue research and development; to conduct further preclinical studies and clinical trials; to establish pilot-scale and commercial-scale manufacturing processes and facilities; and to expand or establish quality-control, regulatory, marketing, sales and administrative capabilities. The Company's future capital requirements will depend on numerous factors, including the successful consolidation of RGene with the Company; continued scientific progress in the Company's research and development programs; the results of research and development activities; preclinical studies and clinical trials; acquisition of products or technology, if any; relationships with corporate collaborators, if any; competing technological and market developments; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting and enforcing patent claims; the time and costs of manufacturing scale-up and commercialization activities; and other factors. The Company estimates that, at its planned rate of spending, adjusted to reflect the increased expenses expected to result from the RGene Acquisition, its existing cash, cash equivalents and securities available for sale, together with the projected amount of cash or investments expected to be obtained as a result of the RGene Acquisition, the net proceeds of the Offering and the interest income thereon, will be sufficient to meet its capital requirements until late 1997. There can be no assurance that the underlying assumed levels of revenue and expense will prove to be accurate. Whether or not these assumptions prove to be accurate, the Company will need to raise substantial additional capital to fund operations. The Company intends to seek additional funding through public or private financing, including equity financing, and through collaborative arrangements. Adequate funds for these purposes, whether obtained through financial markets or from collaborative or other arrangements with corporate partners or other sources, may not be available when needed or may not be available on terms favorable to the Company. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. In addition, in the event that additional funds are obtained through arrangements with collaborative partners, such arrangements may require the Company to relinquish rights to certain of its technologies or potential products that it would otherwise seek to develop or commercialize itself. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     EFFECT OF FAILURE TO OBTAIN ADEQUATE FUNDING. If funding is insufficient at any time in the future, the Company may be required to delay, scale back or eliminate some or all of its research and development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself. Furthermore, the terms of any such license agreements might be less favorable than if the Company were negotiating from a stronger position. Moreover, if funding is insufficient at any time in the future, and the Company's existing funds are depleted, the Company may be required to cease operations.


     UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS; ACCESS TO PROPRIETARY GENES. The Company's success will depend in part on the ability of the Company and its licensors to obtain and maintain patent protection for the Company's technology and to preserve its trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. The failure of the Company or its licensors to obtain and maintain patent protection for the Company's technology could have a material adverse effect on the Company. Patent positions in the biotechnology field are highly uncertain and involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents, particularly in regard to human therapeutic uses. There can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patent will not be subjected to further proceedings limiting the scope of the rights under the patent or that such patent will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully, invalidated or circumvented by competitors. Moreover, because patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are filed, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. The Company is currently involved in one patent interference proceeding declared by the United States Patent and Trademark Office (the "USPTO") to determine priority of invention relating to certain components that may be useful in retroviral vectors, and may have to participate in additional interference proceedings. Although the Company does not anticipate that material expenditures will be made in connection with such proceedings, participation could result in substantial cost to the Company, even if the eventual outcome were favorable to it. In addition, although the Company believes that the technology which is the subject of the current patent interference proceeding is not material to its current product development programs, there can be no assurance that such technology will not become material in the future. If the outcome of the current or any additional interference proceeding were unfavorable, the Company may be unable to obtain rights to the invention involved. With respect to the lipid DC cholesterol ("DC Chol") technology to be acquired through the RGene Acquisition, the Company is responding in the respective patent applications in Europe, Japan and Australia to third-party observations based on prior-art publications that question the patentability of the pending claims. The possibility of an adverse decision in these proceedings, or in a subsequent opposition proceeding if the respective patents issue, cannot be excluded. In addition, the Company may become involved in further proceedings before the USPTO concerning RGene's issued DC Chol patent. The costs associated with such proceedings or an unfavorable outcome in any such proceedings may have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's processes and potential products may conflict with patents that have been or may be granted to competitors, universities or others. For example, a U.S. patent directed to ex vivo gene therapy using human cells has been issued to other parties. As the biotechnology industry expands and more patents are issued, the risk increases that the Company's processes and potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or use of the affected process. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of proprietary rights of others. If the Company becomes involved in such litigation, it could result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. In addition to any potential liability for significant damages, the Company could be required to obtain a license to continue to manufacture or market the affected product or use the affected process. Costs associated with any licensing arrangement may be substantial and could include ongoing royalties. There can be no assurance that any license required under any such patent would be made available to the Company on acceptable terms, if at all. If such licenses could not be obtained on acceptable terms, the Company could be prevented from manufacturing and marketing its potential products. Accordingly, an adverse determination in such litigation could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies upon unpatented proprietary technology. There can be no assurance that the Company can meaningfully protect its rights in such unpatented proprietary technology, that any obligation to maintain the confidentiality of such proprietary technology will not be breached by employees, consultants, advisors or others, or that others will not independently develop substantially equivalent technology.

     The genes that the Company expects to deliver as part of any gene therapy products are generally the subject of issued patents or patent applications. The Company has entered into licenses granting it certain rights to the use of certain genes currently required in the Company's product development programs. Failure by the Company to obtain or maintain in effect a license to any genes it may require to commercialize its potential products may have a material adverse effect on its business, financial condition and results of operations.

     Some of the vectors the Company currently produces for its product development programs are based on technology in the public domain, as well as nonexclusive licenses to patented technology. In addition, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators apply technological information developed independently by them or by others to Company projects or apply Company technology to other projects. See
"Business -- Patents and Proprietary Rights" and "-- Research Collaborations and Licensing Agreements."

     UNCERTAINTY OF GOVERNMENTAL REGULATORY REQUIREMENTS; LENGTHY APPROVAL PROCESS. The Company's potential products are subject to extensive regulation by the FDA and foreign governmental authorities. The process of obtaining regulatory approvals for clinical trials or for the manufacturing or marketing of the Company's potential products is costly and time-consuming and is subject to unanticipated delays. Because gene and cell therapy are relatively new technologies and have not been extensively tested in humans, the regulatory requirements governing gene and cell therapy products and related clinical procedures are uncertain and are likely to be modified. There can be no assurance as to the length of the clinical trial period or the number of patients required to be enrolled in clinical trials in order to establish the safety, efficacy and potency of therapeutic products. Accordingly, delays, rejections or unexpected costs may be encountered based on changes in the policy or regulations of the FDA or foreign governmental authorities during the period of product development and regulatory review, which changes may result in limitations or restrictions on the Company's ability to utilize its technology or develop its product candidates. Regulatory requirements ultimately imposed could also adversely affect the ability of the Company to clinically test, manufacture or market products. In addition, many academic institutions and companies conducting research in the gene and cell therapy fields are using a variety of approaches and technologies. Any adverse results obtained by such researchers in preclinical studies or clinical trials could materially adversely affect the regulatory environment for gene and cell therapy products generally, possibly leading to delays in the regulatory review and approval process for the Company's potential products. Furthermore, the Company or governmental authorities may suspend clinical trials at any time if it is determined that the subjects participating in such trials are exposed to unacceptable health risks. There can be no assurance that the Company will not encounter these or other problems in clinical trials that will cause the Company or governmental authorities to delay or suspend such trials. Even if regulatory approval of a potential product is obtained, such approval may entail limitations on the indicated uses for which such product may be marketed, which may restrict the patient population for which any product may be prescribed. In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on marketing a product or withdrawal of the product from the market, as well as possible criminal or civil sanctions.

     To commercialize any product and prior to submitting the application for marketing approval in the United States, the Company must sponsor and file an Investigational New Drug application ("IND") for each proposed product and must be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of such product. Certain of the Company's current and planned Phase I clinical trials are under investigator-sponsored INDs. Although the Company expects to be able to use data from such clinical trials in proceeding with clinical trials in the United States and in Europe, there can be no assurance that the FDA or foreign governmental authorities will permit the Company to rely on such data. In addition, there can be no assurance that the Company will be able to obtain the necessary clearances for clinical trials or approvals for manufacturing or marketing any of its product candidates.

     After completion of clinical trials of a new product, FDA marketing approval must be obtained. At that time, the Company must submit relevant data, including the results of product development activities, preclinical studies and clinical trials, in addition to detailed manufacturing information. Notwithstanding the submission of relevant data, the FDA may withhold marketing approval and may require additional clinical trials. All manufacturing operations also are subject to the FDA's current Good Manufacturing Practice ("cGMP") requirements on an ongoing basis. There can be no assurance that the Company will be able to attain or maintain compliance with cGMP requirements. The Company is similarly subject to regulation by foreign governmental authorities.

     Failure to obtain regulatory approvals for its product candidates or to either attain or maintain compliance with cGMP or other manufacturing requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Governmental Regulation."

     INTENSE COMPETITION. The Company is experiencing intense competition from companies developing gene and cell therapy technologies as well as those using more traditional approaches to treating human diseases. The Company is aware of a number of companies and institutions that are developing or considering the development of potential gene and cell therapy treatments, including early-stage gene therapy companies, fully integrated pharmaceutical companies, universities, research institutions, governmental agencies and other healthcare providers. In addition, the Company's potential products will be required to compete with existing pharmaceutical products, or products developed in the future, that are based on established technologies. Many of the Company's competitors have substantially more financial and other resources, larger research and development staffs, and more experience and capabilities in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals, and in manufacturing, marketing and distribution than the Company. In addition, the competitive positions of other early-stage companies may be enhanced significantly through their collaborative arrangements with large pharmaceutical companies or academic institutions. The Company's competitors may succeed in developing, obtaining patent protection for, receiving FDA and other regulatory approvals for, or commercializing products more rapidly than the

Company. If the Company is successful in commercializing its products, it will be required to compete with respect to manufacturing efficiency and marketing capabilities, areas in which it has no experience. The Company also competes with others in acquiring products or technology from research institutions or universities. The Company's competitors may develop new technologies and products that are available for sale prior to the Company's potential products or that are more effective than the Company's potential products. In addition, competitive products may be manufactured and marketed more successfully than the Company's potential products. Such developments could render the Company's potential products less competitive or obsolete, and could have a material adverse effect on the Company's business, financial condition and results of operations.

     RAPID TECHNOLOGICAL CHANGE. Gene and cell therapy are new and rapidly evolving fields, and are expected to continue to undergo significant and rapid technological change. Considerable experimentation and clinical testing must be completed successfully before gene and cell therapies are used in practice. Rapid technological development could result in actual and proposed technologies, products or processes of the Company becoming obsolete prior to successful commercialization. There can be no assurance that the Company's research and development efforts will be successful.

     DEPENDENCE ON REIMBURSEMENT. Successful commercial sales of the Company's potential products will depend in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. There is significant uncertainty concerning the reimbursement status of newly approved healthcare products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that adequate third-party reimbursement will be available for the Company's potential products, or that any third-party reimbursement that is obtained will be adequate to enable the Company to maintain price levels sufficient to realize an adequate return on its investments in manufacturing and product development. If adequate reimbursement is not provided by government and third-party payors for the Company's potential products, the Company's business, financial condition and results of operations would be materially adversely affected.

     HEALTHCARE REFORM. The healthcare industry in the United States and in Europe is undergoing fundamental changes as the result of political, economic and regulatory influences. Reforms proposed from time to time include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the healthcare delivery system. The Company anticipates that alternative healthcare delivery systems and methods of payment will continue to be reviewed and assessed, and public debate of these issues will likely continue. The Company cannot predict whether any reform initiatives will result or, if adopted, what impact they might have on the Company, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on the Company's business, financial condition and results of operations. Announcements of reform proposals and the investment community's reaction to such proposals, announcements by competitors and payors of their strategy in responding to reform initiatives, and general industry conditions could produce volatility in the trading and market price of the Common Stock.

     DEPENDENCE ON KEY PERSONNEL AND SCIENTIFIC COLLABORATORS. The Company is highly dependent on the principal members of its scientific and management staff. Loss of any of these persons could materially adversely affect the Company's business, financial condition and results of operations. The Company does not have any employment contracts or key person life insurance. The Company's success will depend in large part on its ability to attract and retain key employees and scientific advisors. Competition among biotechnology and pharmaceutical companies for highly skilled scientific and management personnel is intense. There can be no assurance that the Company will be successful in retaining its existing personnel or advisors, or in attracting additional qualified employees. The Company's anticipated expansion of existing functions and entry into new areas and activities requiring additional expertise, such as clinical testing, regulatory compliance, manufacturing, marketing and distribution, are expected to place increased demands on the Company's resources. These activities are expected to require the addition of new personnel with expertise in these areas and the development of additional expertise by existing personnel. The failure to attract and retain such personnel, loss of existing personnel or failure to develop such expertise could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also depends on the continued availability of outside scientific collaborators who perform research, which may be funded by the Company, in certain areas relevant to the Company's research. The Company's scientific collaborators are not employees of the Company and generally may terminate their relationship with the Company at any time. In addition, certain of the Company's collaborators have consulting or other advisory relationships with other entities that may conflict with their obligations to the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. For these reasons, there can be no assurance that inventions or processes developed by the Company's collaborators will become the property of the Company. Although certain of the Company's scientific collaborators have agreed not to engage in activities that would involve a conflict of interest with the Company, there can be no assurance that this will not occur. The Company has relied upon scientific, technical, clinical, commercial and other data supplied and disclosed by outside collaborators and will rely in part on such data in support of INDs and subsequent clinical trials for its potential products. There can be no assurance that such information will not contain errors or omissions of fact or will not otherwise prove inadequate to support the Company's research and development efforts.


     NO COMMERCIAL MANUFACTURING, DISTRIBUTION OR MARKETING CAPABILITY. The Company's current facilities and staff will need to be expanded or supplemented for large-scale clinical or commercial production of its potential products. Large-scale manufacturing of gene and cell therapy products has not been demonstrated by any third party. The Company will be required to contract with others or to construct a production facility in order to complete all the clinical trials necessary for product commercialization. Certain of the Company's products under development may be delivered through the processing of patient cells in specialized laboratories. The Company will be required to construct its own commercial-scale laboratories or contract with others for such processing. In addition, the Company has no experience in sales and marketing. To market any products that may result from its development programs, Targeted Genetics will have to develop marketing and sales capabilities, either on its own or in conjunction with others. The Company will depend to a significant extent on collaborative partners, licensees or other entities for development, manufacturing and commercialization of its potential products. There can be no assurance that the Company will be able to enter into any such arrangements on acceptable terms, if at all. If the Company is unable to obtain or retain third-party manufacturing on commercially acceptable terms, its ability to commercialize potential products may be delayed or foreclosed. The Company's dependence upon third parties for the manufacture, marketing and sale of its potential products may materially adversely affect the Company's ability to develop and deliver products on a timely and competitive basis. In addition, the terms of the collaborative arrangement between RGene and Laboratoires Fournier S.C.A. ("Fournier"), effective May 1996, contemplate that, upon the negotiation and execution of a definitive supply agreement, RGene will have the right, subject to certain conditions, to manufacture and supply to Fournier its requirements for RGene's E1A tumor suppressor product candidate, for which RGene would receive manufacturing fees. There can be no assurance that RGene, either independently or with third parties, will be able to manufacture such product in compliance with applicable regulatory requirements and in sufficient quantities on a timely and cost-effective basis, if at all, or that any manufacturing fees will be received. If the Company engages in commercial-scale manufacturing and marketing of its or its collaborative partners' potential products, it will require substantial additional funds, personnel and production facilities. See "-- Need for Additional Capital," "-- Dependence on Corporate Collaborators" and "Business -- Research Collaborations and Licensing Agreements -- RGene Agreements."


     UNCERTAINTY ASSOCIATED WITH INTEGRATION. Immediately after the RGene Acquisition, integration of the operations of RGene into the operations of Targeted Genetics will require dedication of significant management resources. Although RGene has only seven employees, its operations are limited and its assets consist primarily of intellectual property and contract rights, successful integration with Targeted Genetics will distract Targeted Genetics' management from the day-to-day business of the Company. Accordingly, any delays in achieving integration may have a material adverse effect on the Company's business, financial condition and results of operations.


     DEPENDENCE ON CORPORATE COLLABORATORS. The Company expects to rely in the future on corporate collaborative partners to conduct clinical trials, obtain regulatory approvals and manufacture and market any resulting products. Although the Company believes that such collaborative partners would have an economic motivation to commercialize products that result from the Company's research and development efforts, the amount and timing of resources devoted to these activities by such parties could depend on the achievement of technical and research goals by the Company and generally would be controlled by such partners. The sale of products may depend on the successful completion of arrangements with future partners, licensees or distributors in each territory. There can be no assurance that the Company will be successful in establishing any such collaborative arrangements or that any such future partner would be successful in commercializing products. Effective May 1996, RGene entered into a collaborative arrangement with Fournier under which Fournier received exclusive rights to develop and commercialize in Europe RGene's E1A tumor suppressor product candidate and any other product candidates based on the E1A tumor suppressor gene and developed pursuant to the agreement. Fournier has agreed to coordinate development of the E1A tumor suppressor product candidate in Europe by conducting clinical trials, preparing and filing submissions for regulatory approval in its territory and paying all associated costs, while RGene has corresponding responsibilities with respect to development and commercialization in the United States. The agreement provides that Fournier will make milestone payments to RGene upon the achievement of specified goals by Fournier or RGene and also will pay to RGene manufacturing fees if RGene manufactures products for Fournier and royalties on sales of resulting products, if any. Because Fournier has been granted exclusive development and commercialization rights with respect to the E1A tumor suppressor product candidate in Europe, the success of the E1A tumor suppressor product candidate and related products in Europe depends upon the efforts of Fournier. There can be no assurance that Fournier will perform its obligations under the agreement, that it or RGene will successfully develop or market any products under the agreement, or that RGene will ever receive any milestone payments, royalties or manufacturing fees under the agreement, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that present or future collaborators will not pursue existing or alternative technologies in preference to potential products being developed in collaboration with the Company. See "Business -- Research Collaborations and Licensing Agreements."


     HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any resulting damages, and any such liability could exceed the Company's resources. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Governmental Regulation."


     PRODUCT LIABILITY. The testing, manufacture, marketing and sale of human healthcare products entail the inherent risk of liability claims or product recalls and associated adverse publicity. The Company currently has a limited amount of product liability insurance. Such insurance is expensive and there can be no assurance that it will continue to be available in sufficient amounts and on acceptable terms, if at all. In addition, pursuant to the terms of certain of its collaborative arrangements, including RGene's agreement with Fournier, RGene has agreed to indemnify certain of its collaborative partners with respect to certain losses incurred as a result of the manufacture, supply or sale of potential product candidates. A product liability claim or product recall could inhibit or prevent commercialization of products being developed by the Company. Any product liability claim, including an indemnification claim under the Fournier agreement or any other collaborative agreement, or product recall could have a material adverse effect on the Company's business, financial condition and results of operations.


     POTENTIAL VOLATILITY OF STOCK PRICE; ABSENCE OF DIVIDENDS. Since the Company's initial public offering, the market price of the Common Stock has fluctuated significantly. The stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, similar to that of securities of other biotechnology companies, may, at times, be highly volatile. Factors such as the results of preclinical studies and clinical trials by the Company or its competitors, other evidence of the safety or efficacy of products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, changes in governmental regulation, developments in patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in the Company's operating results and changes in general market conditions for biotechnology stocks could have a significant impact on the future price of the Common Stock. The Company has never paid cash dividends on the Common Stock and does not anticipate paying cash dividends in the foreseeable future. See "Price Range of Common Stock" and "Dividend Policy."

     CONCENTRATION OF OWNERSHIP AND ANTITAKEOVER CONSIDERATIONS. As of May 24, 1996, the Company's directors, executive officers and principal shareholders owned beneficially approximately 50% of the outstanding shares of Common Stock. In particular, Immunex owned beneficially approximately 21% of such outstanding shares. Accordingly, these shareholders have significant influence over the election of the Company's directors and most other shareholder actions. The Company has the authority to issue up to 6,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative rights thereof without any further vote or action by the Company's shareholders. The issuance of Preferred Stock could dilute the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. Certain provisions of the Company's Restated Articles of Incorporation (the "Articles of Incorporation"), the Amended and Restated Bylaws (the "Bylaws") and employee benefit plans, as well as Washington law, may operate in a manner that could discourage or render more difficult a takeover of the Company, the removal of directors or the ability to call a special meeting of the shareholders, or may limit the price certain investors may be willing to pay in the future for shares of Common Stock. See
"Management -- Benefit Plans," "Principal Shareholders" and "Description of Capital Stock -- Certain Charter Provisions and Washington Law."

     SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Sales of shares of Common Stock in the public market following the Offering or the perception that such sales could occur could have a material adverse effect on the price of the Common Stock. Upon completion of the Offering, the Company will have 19,537,248 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option), including the 3,636,364 shares of Common Stock issuable in connection with the RGene Acquisition. Of these shares, the 3,500,000 shares to be sold in the Offering and, as of May 24, 1996, approximately 8,309,573 additional shares of Common Stock (as well as an additional 769,598 shares issuable upon exercise of warrants to purchase Common Stock) will be or are freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 7,727,675 outstanding shares of Common Stock (including the 3,636,364 shares issuable in connection with the RGene Acquisition) are restricted shares ("Restricted Shares") under the Securities Act and may only be sold if they are registered or qualify for an exemption from registration under Rule 144 of the Securities Act ("Rule 144"). The Company's current directors and executive officers and certain shareholders, who immediately after the Offering will hold in the aggregate

4,088,850 shares of Common Stock (all of which are Restricted Shares), have agreed not to sell any of these shares for 90 days after the date of this Prospectus without the prior written consent of Vector Securities International, Inc. Commencing 91 days from the date of this Prospectus, all the shares of Common Stock subject to such agreements will be available for immediate sale in the public market, subject to certain volume, manner of sale and other limitations under Rule 144. In addition, it is a condition to closing the RGene Acquisition that the RGene stockholders, who will hold 3,636,364 shares of Common Stock, agree not to sell any such shares (or shares issued in connection with the milestone payments) for a period of 30 months following the closing of such transaction, subject to the release of such shares from the lock-up agreements in increments of 20% at the end of each six-month period following the closing of the RGene Acquisition. Prior to the one-year anniversary of the closing of the RGene Acquisition, the Company is obligated to file a registration statement under the Securities Act in order to register for sale in the public market 50% of the 3,636,364 shares of Common Stock issuable to the RGene stockholders, as well as shares issued in connection with the milestone payments. The Company has agreed to cause such registration statement, which the Company may defer under certain circumstances, to remain effective for a period ending 24 months after the completion of the RGene Acquisition. Following the closing of the Offering, the holders of 3,806,775 shares of Common Stock (as well as 62,016 shares issuable upon exercise of outstanding warrants) will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Description of Capital Stock -- Registration Rights."

     DILUTION. The assumed public offering price in the Offering is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will incur immediate and substantial dilution. Additional dilution is likely to occur upon the exercise of outstanding warrants and stock options. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) at an assumed public offering price of $5.75 per share are estimated to be approximately $18,517,000 ($21,347,000 if the Underwriters' over-allotment option is exercised in full). The Company anticipates that the net proceeds of the Offering will be used principally to fund research and development; clinical testing; capital expenditures, including expansion of existing facilities; working capital; and for general corporate purposes. Research and development activities to be funded by the net proceeds will involve hiring additional scientific staff and conducting clinical trials. Net proceeds may also be used to acquire technology, products or businesses that complement the Company's business. No such transactions involving a material amount of cash consideration are being negotiated as of the date of this Prospectus. The amounts actually expended for each purpose will depend on numerous factors, including the successful consolidation of RGene with the Company; continued scientific progress in the Company's research and development programs; the results of research and development; preclinical studies and clinical trials; acquisition of products or technology, if any; relationships with corporate collaborators, if any; competing technological and market developments; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting and enforcing patent claims; the time and costs of manufacturing scale-up and commercialization activities; and other factors. The Company estimates that, at its planned rate of spending, adjusted to reflect the increased expenses expected to result from the RGene Acquisition, the net proceeds of the Offering and the interest income thereon, together with existing cash, cash equivalents, securities available for sale and the projected amount of cash or investments expected to be obtained as a result of the RGene Acquisition, will be sufficient to meet its capital requirements until late 1997. In the event that all outstanding warrants with an exercise price of $4.68 per share and expiring in July 1997 are exercised, the Company will receive an additional $3.6 million, which amount should enable the Company to fund its capital requirements until early 1998. There can be no assurance that the underlying assumed levels of revenue and expense will prove to be accurate or that any warrants will in fact be exercised. If the Company is successful in its efforts to establish one or more collaborative research and development arrangements with corporate partners, funding received under such arrangements would extend the period during which the net offering proceeds, together with existing resources, would fund the Company's capital requirements. See "Risk Factors -- History of Losses and Uncertainty of Future Results" and "-- Need for Additional Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending the above uses, the net proceeds of the Offering will be invested in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Company completed its initial public offering on May 20, 1994. The Common Stock is quoted on the Nasdaq National Market under the symbol "TGEN." On May 24, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $5.75 per share. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by Nasdaq.

                                                                     HIGH         LOW
                                                                     -----       -----
        1994
          Second Quarter (beginning May 20, 1994)..................  $7.13       $5.63
          Third Quarter............................................   6.13        3.81
          Fourth Quarter...........................................   5.75        3.75
        1995
          First Quarter............................................  $6.38       $3.88
          Second Quarter...........................................   5.63        3.50
          Third Quarter............................................   6.50        3.63
          Fourth Quarter...........................................   5.63        3.75
        1996
          First Quarter............................................  $7.25       $4.00
          Second Quarter (through May 24, 1996)....................   6.25        5.00

     As of May 24, 1996, there were approximately 1,500 holders of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on the Common Stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

                                    DILUTION

     At March 31, 1996, the Company had a pro forma net tangible book value of approximately $13,679,000, or $0.85 per share of Common Stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding and gives effect to the RGene Acquisition. Without taking into account any other changes in pro forma net tangible book value after March 31, 1996, other than to give effect to the receipt of the estimated net proceeds from the sale of the 3,500,000 shares of Common Stock offered hereby at an assumed public offering price of $5.75 per share, the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $32,196,000, or $1.65 per share. This represents an immediate increase in pro forma net tangible book value of $0.80 per share to existing shareholders and an immediate dilution of $4.10 per share to purchasers of shares of Common Stock in the Offering. The following table illustrates this per share dilution:

    Assumed public offering price per share..............................            $5.75
      Pro forma net tangible book value per share at March 31, 1996......  $0.85
      Increase per share attributable to new investors...................   0.80
                                                                           -----
    Pro forma net tangible book value per share after the Offering.......             1.65
                                                                                     -----
    Dilution per share to new investors..................................            $4.10
                                                                                     =====

     The foregoing table assumes no exercise of outstanding stock options or warrants. The Company has reserved 1,520,000 shares of Common Stock for issuance pursuant to its stock option plans, 1,177,014 of which were issuable upon the exercise of stock options outstanding as of March 31, 1996, at exercise prices ranging from $0.50 to $6.25 per share, with a weighted average exercise price of $3.20 per share. In addition, the Company has reserved 831,614 shares of Common Stock for issuance upon exercise of outstanding warrants, at exercise prices ranging from $4.68 to $8.75 per share, with a weighted average exercise price of $4.78 per share. To the extent these options or warrants are exercised, there will be further dilution to new investors. The table does not take into account the issuance of an indeterminate number of shares of Common Stock that may be issued to RGene stockholders in the event certain milestones are achieved by December 31, 1998. See "Management -- Benefit Plans," "Description of Capital Stock -- Warrants," "RGene Acquisition" and Note 6 of Notes to Targeted Genetics Financial Statements.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of March 31, 1996; (ii) such capitalization after giving pro forma effect to the RGene Acquisition; and (iii) such pro forma capitalization as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 3,500,000 shares of Common Stock offered hereby, based on an assumed offering price of $5.75 per share. The information set forth in this table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere herein. See "Unaudited Pro Forma Consolidated Financial Statements."

                                                                       MARCH 31, 1996
                                                        ---------------------------------------------
                                                                                         PRO FORMA
                                                        ACTUAL(1)     PRO FORMA(2)     AS ADJUSTED(3)
                                                        ---------     ------------     --------------
                                                                       (IN THOUSANDS)
Long-term obligations.................................  $   2,634       $  2,634          $  2,634
Shareholders' equity:
  Preferred Stock, $.01 par value; 6,000,000 shares
     authorized: no shares outstanding................         --             --                --
  Common Stock, $.01 par value; 40,000,000 shares
     authorized: 12,397,484 shares issued and
     outstanding, actual; 16,033,848 shares issued and
     outstanding, pro forma; and 19,533,848 shares
     issued and outstanding, pro forma as adjusted....     43,605         58,459            76,976
  Unrealized losses on securities available for
     sale.............................................         (5)            (5)               (5)
  Deficit accumulated during development stage........    (30,481)       (44,550)          (44,550)
                                                         --------       --------          --------
     Total shareholders' equity.......................     13,119         13,904            32,421
                                                         --------       --------          --------
       Total capitalization...........................  $  15,753       $ 16,538          $ 35,055
                                                         ========       ========          ========

- ------------------
(1) Excludes 1,177,014 shares issuable upon exercise of options outstanding at March 31, 1996, with a weighted average exercise price of $3.20 per share, and 831,614 shares issuable upon exercise of warrants outstanding at March 31, 1996, with a weighted average exercise price of $4.78 per share. See "Management -- Benefit Plans," "Description of Capital Stock -- Warrants" and Note 6 of Notes to Targeted Genetics Financial Statements.

(2) Includes the 3,636,364 shares to be issued upon completion of the RGene Acquisition. Excludes an indeterminate number of shares of Common Stock to be issued to RGene stockholders in the event certain milestones are achieved before December 31, 1998. See "RGene Acquisition."

(3) Gives effect to the RGene Acquisition as if it had occurred on March 31, 1996, the sale by the Company of the 3,500,000 shares of Common Stock offered hereby at an assumed public offering price of $5.75 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                            SELECTED FINANCIAL DATA

     The selected financial data presented below with respect to the Company's statements of operations for each of the three years in the period ended December 31, 1995 and balance sheet at December 31, 1994 and 1995 are derived from the Company's financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein, and are qualified by reference to such Financial Statements and Notes related thereto. The selected financial data with respect to the Company's statements of operations for the years ended December 31, 1991 and 1992 and the balance sheets at December 31, 1992 and 1993 are derived from the audited financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, which are not included herein. The financial data at March 31, 1996 and for the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for those periods. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The pro forma financial statement data at March 31, 1996 and for the year ended December 31, 1995 and the three months ended March 31, 1996 are unaudited.

                                                                                                        THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                    MARCH 31,
                             -----------------------------------------------------------------    -------------------------------
                                                                                     PRO FORMA                          PRO FORMA
                               1991       1992       1993       1994       1995      1995 (1)      1995       1996       1996(2)
                             --------    -------    -------    -------    -------    ---------    -------    -------    ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Revenues.................  $    --     $   549    $   412    $   449    $   842    $  1,195     $   132    $   183     $ 2,706
  Expenses:
    Research and
      development..........    1,084       1,477      4,261      6,763      8,195      11,268       1,978      2,366       4,636
    General and
      administrative.......      299         466      1,217      1,892      2,267       3,020         701        617         888
    Interest...............       --          --         --        193        302         302          75         92          92
                             -------     -------    -------    -------    -------    --------     -------    -------     -------
        Total expenses.....    1,383       1,943      5,478      8,848     10,764      14,590       2,754      3,075       5,616
                             -------     -------    -------    -------    -------    --------     -------    -------     -------
  Net loss.................  $(1,383)    $(1,394)   $(5,066)   $(8,399)   $(9,922)   $(13,395)    $(2,622)   $(2,892)    $(2,910)
                             =======     =======    =======    =======    =======    ========     =======    =======     =======
  Net loss per share.......                                               $ (0.94)   $  (0.95)    $ (0.29)   $ (0.23)    $ (0.18)
                                                                          =======    ========     =======    =======     =======
  Shares used in
    computation of net loss
    per share..............                                                10,533      14,169       8,966     12,343      15,979
  Pro forma, assuming
    conversion of Preferred
    Stock to Common Stock
    (3):
    Net loss per share.....                                    $ (1.03)
                                                               =======
    Shares used in
      computation of net
      loss per share.......                                      8,152

                                                                                                                  MARCH 31,
                                                                            DECEMBER 31,                    ---------------------
                                                             -------------------------------------------                PRO FORMA
                                                             1992(4)      1993        1994        1995        1996       1996(5)
                                                             --------    -------    --------    --------    --------    ---------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and securities available for
    sale..................................................   $ 15,266    $ 6,797    $ 11,475    $ 14,443    $ 11,878    $ 14,105
  Working capital.........................................     14,776      6,021      10,178      12,856      10,408      11,017
  Total assets............................................     15,877     12,115      17,046      19,960      17,381      19,930
  Long-term obligations...................................         15      1,015       2,253       2,405       2,634       2,634
  Deficit accumulated during development stage............     (4,202)    (9,267)    (17,667)    (27,589)    (30,481)    (44,550)
  Total shareholders' equity..............................     15,297     10,231      13,242      15,773      13,119      13,904

- ------------------
(1) Gives effect to the RGene Acquisition as if it had occurred on January 1, 1995. See "Unaudited Pro Forma Consolidated Financial Statements."
(2) Gives effect to the RGene Acquisition as if it had occurred on January 1, 1996. See "Unaudited Pro Forma Consolidated Financial Statements."
(3) Computed on the basis described in Note 2 of Notes to Targeted Genetics Financial Statements.
(4) Prior to 1992, the Company was a wholly owned subsidiary of Immunex and, accordingly, balance sheet data did not exist.
(5) Gives effect to the RGene Acquisition as if it had occurred on March 31, 1996. See "Unaudited Pro Forma Consolidated Financial Statements."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following Pro Forma Consolidated Financial Statements as of March 31, 1996, for the year ended December 31, 1995 and for the three months ended March 31, 1996 are unaudited. The Unaudited Pro Forma Consolidated Balance Sheet was prepared as if the RGene Acquisition was effective at March 31, 1996. The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1995 was prepared as if the RGene Acquisition was effective as of January 1, 1995. The Unaudited Pro Forma Statement of Operations for the three months ended March 31, 1996 was prepared as if the RGene Acquisition was effective as of January 1, 1996. The Unaudited Pro Forma Consolidated Financial Statements do not purport to represent what the Company's financial position or results of operations would actually have been if the RGene Acquisition had in fact occurred on such dates or to project the Company's financial position or results of operations as of any future date or for any future period. The Unaudited Pro Forma Consolidated Financial Statements are based on the historical financial statements of the Company and RGene and give effect to the RGene Acquisition under the purchase method of accounting. The Unaudited Pro Forma Consolidated Balance Sheet, as adjusted, reflects the application of the net proceeds from the sale of 3,500,000 shares of Common Stock offered by the Company hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) at an assumed offering price of $5.75 per share. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the Targeted Genetics and RGene audited Financial Statements and Notes thereto included elsewhere herein.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                             TARGETED              PRO FORMA                  ADJUSTMENTS    PRO FORMA,
                                             GENETICS    RGENE    ADJUSTMENTS    PRO FORMA   FOR OFFERING    AS ADJUSTED
                                             --------   -------   -----------    ---------   -------------   -----------
Current assets:
  Cash and cash equivalents................  $ 1,526    $1,677     $     550(1)  $  3,753      $  18,517(6)   $  22,270
  Securities available for sale............   10,352        --            --       10,352             --         10,352
  Deposits, prepaid expenses and other.....      158       146            --          304             --            304
                                             --------   -------      -------     --------       --------       --------
    Total current assets...................   12,036     1,823           550       14,409         18,517         32,926
Property, plant and equipment, net.........    4,991       176            --        5,167             --          5,167
In-process research and development........       --        --        14,069(1)        --             --             --
                                                                     (14,069)(2)
Other assets...............................      354        --            --          354             --            354
                                             --------   -------      -------     --------       --------       --------
                                             $17,381    $1,999     $     550     $ 19,930      $  18,517      $  38,447
                                             ========   =======      =======     ========       ========       ========
                                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................  $   403    $  264     $      --     $    667      $      --      $     667
  Notes payable to related parties.........       --     1,000        (1,000)(3)       --             --             --
  Accrued payroll and other liabilities....      229        --            --          229             --            229
  Payable to related parties...............       --     1,500            --        1,500             --          1,500
  Current portion of long-term
    obligations............................      996        --            --          996             --            996
                                             --------   -------      -------     --------       --------       --------
    Total current liabilities..............    1,628     2,764        (1,000)       3,392             --          3,392
Long-term obligations......................    2,634        --            --        2,634             --          2,634
Shareholders' equity (deficit):
  Preferred stock..........................       --     4,000        (4,000)(4)       --             --             --
  Common stock.............................   43,605       360         1,000(3)    58,459         18,517(6)      76,976
                                                                      (1,360)(4)
                                                                      14,854(5)
  Unrealized losses on securities available
    for sale...............................       (5)       --            --           (5)            --             (5)
  Deficit accumulated during development
    stage..................................  (30,481)   (5,125)      (14,069)(2)  (44,550)            --        (44,550)
                                                                       5,125(4)
                                             --------   -------      -------     --------       --------       --------
    Total shareholders' equity (deficit)...   13,119      (765)        1,550       13,904         18,517         32,421
                                             --------   -------      -------     --------       --------       --------
                                             $17,381    $1,999     $     550     $ 19,930      $  18,517      $  38,447
                                             ========   =======      =======     ========       ========       ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        TARGETED               PRO FORMA
                                                        GENETICS     RGENE    ADJUSTMENTS   PRO FORMA
                                                        ---------   -------   -----------   ---------
Revenues:
  Investment income...................................   $   668    $    53      $  --      $    721
  Other...............................................       174        300         --           474
                                                         -------    -------       ----      --------
     Total revenues...................................       842        353         --         1,195
                                                         -------    -------       ----      --------
Expenses:
  Research and development............................     8,195      3,073         --        11,268
  General and administrative..........................     2,267        753         --         3,020
  Interest............................................       302         22        (22)(3)       302
                                                         -------    -------       ----      --------
     Total expenses...................................    10,764      3,848        (22)       14,590
                                                         -------    -------       ----      --------
Net loss..............................................   $(9,922)   $(3,495)     $  22      $(13,395)
                                                         =======    =======       ====      ========
Net loss per share....................................   $ (0.94)                           $  (0.95)
                                                         =======                            ========
Shares used in computation of net loss per share......    10,533(7)                           14,169 (8)
                                                         =======                            ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        TARGETED               PRO FORMA
                                                        GENETICS     RGENE    ADJUSTMENTS   PRO FORMA
                                                        ---------   -------   -----------   ---------
Revenues:
  License and other fees..............................   $    --    $ 2,500      $  --      $  2,500
  Investment income...................................       183         23         --           206
                                                         -------    -------       ----      --------
     Total revenues...................................       183      2,523         --         2,706
                                                         -------    -------       ----      --------
Expenses:
  Research and development............................     2,366      2,270         --         4,636
  General and administrative..........................       617        271         --           888
  Interest............................................        92         32        (32)(3)        92
                                                         -------    -------       ----      --------
     Total expenses...................................     3,075      2,573        (32)        5,616
                                                         -------    -------       ----      --------
Net loss..............................................   $(2,892)   $   (50)     $  32      $ (2,910)
                                                         =======    =======       ====      ========
Net loss per share....................................   $ (0.23)                           $  (0.18)
                                                         =======                            ========
Shares used in computation of net loss per share......    12,343 (7)                          15,979 (8)
                                                         =======                            ========

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying Unaudited Pro Forma Consolidated Financial Statements give effect to the RGene Acquisition using the purchase method of accounting. The allocation of the purchase price in the accompanying Unaudited Pro Forma Consolidated Financial Statements is based on the Company's estimates. Amounts allocated to RGene assets and liabilities will be based on the estimated fair values at the actual time of the RGene Acquisition. The consideration to be paid for RGene consists of 3,636,364 shares of Common Stock. These shares are unregistered and, accordingly, cannot be freely traded until such shares are registered or an exemption from registration is available. The Company is obligated to register 50% of such shares for resale under the Securities Act prior to the one-year anniversary of the effective date of the RGene Acquisition. Additionally, all of such shares are restricted pursuant to lock-up agreements under which the shares are released in 20% increments every six months beginning six months after the effective date of the RGene Acquisition. For purposes of the Unaudited Pro Forma Consolidated Financial Statements, the shares have been valued at an average price of approximately $4.08 per share. This valuation was calculated using the closing price of the Common Stock on April 16, 1996, the date the Merger Agreement was signed, discounted at rates that reflect the varying periods of restriction. The resulting total consideration of $16,618,000 includes liabilities assumed totaling $1,764,000. Such liabilities include $1.5 million payable to related parties under the existing terms of certain license agreements. Under the terms of the Merger Agreement, prior to the closing of the RGene Acquisition, RGene is required to negotiate changes to a license agreement such that this liability and future payments under the agreement will be substantially reduced. The amount of the reduction cannot be estimated at this time. The total consideration does not reflect the additional $5 million of Common Stock which may be issuable to RGene stockholders upon the achievement of certain milestones. At the time any such Common Stock becomes issuable, the Company will be required to record additional noncash expense, representing in-process research and development, equal to the value of such Common Stock. See "RGene Acquisition."

     The pro forma adjustments are described in the following notes:

     (1) Allocates the estimated purchase price to identifiable assets acquired and liabilities assumed as follows (in thousands):

                                                                                       PRO FORMA
                                                        TOTAL            RGENE       BALANCE SHEET
                                                    PURCHASE PRICE   BALANCE SHEET    ADJUSTMENTS
                                                    --------------   -------------   -------------
    Cash and cash equivalents.....................     $  2,227         $ 1,677         $   550
    Deposits, prepaid expenses and other..........          146             146              --
    Property, plant and equipment, net............          176             176              --
    In-process research and development...........       14,069              --          14,069
                                                        -------           -----         -------
                                                       $ 16,618         $ 1,999         $14,619
                                                        =======           =====         =======

     The amount allocated to cash and cash equivalents reflects $550,000 of additional capital being contributed by RGene's existing investors under the terms of the Merger Agreement.

     (2) Records the write-off of in-process research and development acquired by the Company. This adjustment has not been reflected in the Unaudited Pro Forma Statement of Operations as the charge is considered nonrecurring.

     (3) Reflects the conversion of notes payable into shares of RGene common stock prior to the merger and eliminates interest expense thereon.

     (4) Eliminates the historical stockholders' equity accounts of RGene.

     (5) Reflects the issuance of 3,636,364 shares of Common Stock to the stockholders of RGene, valued as described above.

     (6) Reflects the receipt of the estimated net proceeds of the Offering. See "Use of Proceeds."

     (7) Computed on the basis described in Note 2 of Notes to Targeted Genetics Financial Statements.

     (8) Reflects the issuance of 3,636,364 shares of Common Stock to the stockholders of RGene.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include the factors discussed below as well as the factors discussed in "Risk Factors" and elsewhere in this Prospectus. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

OVERVIEW

     Targeted Genetics, a development stage company, was incorporated in March 1989 as a wholly owned subsidiary of Immunex. The Company's activities were carried out as a project within Immunex through December 31, 1991. In 1992, the Company began to operate independently of Immunex and raised $16.6 million, net of expenses, in a private placement of Preferred Stock. The Company subsequently raised an additional $23.8 million in two public offerings of Common Stock. Currently, the Company has no significant revenue sources other than interest income earned on investments, and it has generated an accumulated deficit of approximately $30.5 million through March 31, 1996.

     It is not anticipated that the Company will have any product-related revenues for a number of years. Accordingly, the Company expects to generate substantial additional losses in the future attributable to the continuation of preclinical and clinical research programs, development of manufacturing capabilities and the preparation for commercialization of its products under development. The Company's ability to achieve profitability depends in part on its ability alone and/or with others to complete the development of product candidates, obtain regulatory approvals, comply with applicable regulatory requirements and manufacture and market such products, of which there can be no assurance.

     In April 1996, the Company entered into the Merger Agreement with RGene, another development stage company, pursuant to which it agreed to complete the RGene Acquisition, subject to, among other things, final approval of the shareholders of both companies. The effect of the RGene Acquisition on the Company's results of operations is discussed in "-- Results of Operations -- RGene Acquisition." The effect of the RGene Acquisition on the Company's liquidity and capital resources is also discussed below. See "Unaudited Pro Forma Consolidated Financial Statements."

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1995 and 1996

     Over the past several years, the Company's net loss has grown, consistent with the growth in the Company's scope and size of operations. In the near term, the Company plans additional moderate growth in employee headcount necessary to address increasing requirements in the areas of manufacturing, quality control, clinical and regulatory affairs. Assuming capital is available to finance such growth, the Company's operating expenses will continue to increase as a result. At least until such time as the Company enters into an arrangement providing research and development funding, the net loss will continue to increase as well.

     For the three months ended March 31, 1996, interest income increased to $183,000 compared to $132,000 during the three months ended March 31, 1995. The increase was attributable to a higher average investment balance and higher rates of return on those balances compared to the same period in 1995.

     Research and development expenses were $1,978,000 and $2,366,000 for the three-month periods ended March 31, 1995 and 1996, respectively. Factors that contributed to this increase were: additional employees and related expenses in preclinical immunology and clinical affairs; a moderate increase in the level of expenses related to development, manufacturing, quality control and regulatory activities; and increased employee benefits costs.

     General and administrative expenses were $701,000 and $617,000 for the three months ended March 31, 1995 and 1996, respectively. The decrease reflects a one-time expense of $185,000 related to certain corporate development activities in the quarter ended March 31, 1995. Otherwise, during the first quarter of 1996, higher expenses related to corporate communications, shareholder reporting and employee benefits contributed to the increase compared to the first quarter of 1995.

     Interest expense was $75,000 and $92,000 for the three months ended March 31, 1995 and 1996, respectively. The increase was attributable to additional equipment leases entered into by the Company.

  Years Ended December 31, 1993, 1994 and 1995

     Revenues were $412,000, $449,000 and $842,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The significant increase in 1995 was attributable to a higher average investment balance during the year and higher rates of return on those balances. In 1995, the Company earned other income of $175,000 from research and development arrangements.

     Research and development expenses were $4,261,000, $6,763,000 and $8,195,000 for the years ended December 31, 1993, 1994 and 1995, respectively. For the year ended December 31, 1994, the increase in research and development expenses was largely due to the increased emphasis on supporting the advancement of clinical, manufacturing process development and regulatory programs. The increase in research and development expenses in 1995 was largely attributable to the continued expansion of manufacturing process development expertise and other nominal increases in research, clinical and regulatory expenses, including staffing. Research and development expenses will continue to increase in the future, especially as related to clinical trials. Continued growth in expenses, however, is dependent on the availability of capital.

     General and administrative expenses were $1,217,000, $1,892,000 and $2,267,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The increase in general and administrative expenses in 1994 was attributable to the addition of administrative staff in the areas of business development, finance, human resources and facility management to support research and development activities. During 1994, the Company also experienced an increase in expenses associated with being a publicly traded company. For the year ended December 31, 1995, the Company experienced modest growth in general and administrative expenses compared with 1994. The growth was related to an increase in corporate development activities and, to a lesser extent, additional administrative staffing. Over the three years presented, the increase in general and administrative expenses has roughly tracked the rate of increase in research and development spending. The Company expects this relationship to continue in future years.

     The Company began incurring interest expense in 1994 related to equipment financing transactions. The substantial increase for the year ended December 31, 1995 versus 1994 is due to an increased level of equipment financing. It is expected that the Company will continue to finance equipment purchases if favorable terms are available.

  RGene Acquisition

     On a pro forma basis, after giving effect to the RGene Acquisition as if it had occurred on January 1, 1995, the net loss for the year ended December 31, 1995 would have been $13.4 million. The increase over the Company's actual net loss of $9.9 million for such period is primarily attributable to added research and development expenses of $3.1 million and general and administrative expenses of $753,000, offset by $300,000 of license fee revenues. The Company expects that such 1995 expense additions are generally indicative of the increases in the Company's operating expenses that, going forward, will result from the RGene Acquisition, in that (i) RGene's research and clinical programs, and the related costs, are expected to be maintained and (ii) there are no significant savings expected from the elimination of duplicative expenses. There can be no assurance, however, that future expenses will be consistent with 1995 expenses. The pro forma results of operations for the three months ended March 31, 1996 reflect operating expense levels higher than what are expected to result from the RGene Acquisition due to the inclusion of (i) $157,000 of noncash compensation expense related to RGene stock purchase agreements and stock options, all of which will be exercised prior to the closing of the RGene Acquisition, and (ii) $1.5 million payable to related parties related to option fees received by RGene during the quarter. Additional payments to related parties are only anticipated to be payable in the future in the event RGene or the Company receives additional license-related fees. Furthermore, the amount of any such payments is expected to be substantially reduced as a result of provisions in the Merger Agreement requiring RGene to negotiate changes to an existing license agreement. For both the year ended December 31, 1995 and the three months ended March 31, 1996, the pro forma results of operations include revenues from license and option fees. Future license and related milestone revenues under an existing RGene license agreement or any other agreements under negotiation cannot be predicted.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995, the Company had cash, cash equivalents and securities available for sale totaling $14.4 million, compared to $11.5 million at December 31, 1994. The increase was primarily attributable to the completion of a self-managed stock and warrant offering, which resulted in net proceeds of $12.2 million in July 1995. The Company also completed equipment financing transactions totaling $1.1 million during 1995. Offsetting these increases, the Company used $8.5 million to fund its operations, $1.4 million for purchases of equipment, laboratory expansion and acquisition of technology and patent rights and $657,000 for payments under equipment leases and notes.

     The Company had cash, cash equivalents and securities available for sale totaling $11.9 million at March 31, 1996, compared to $14.4 million at December 31, 1995. The decrease was primarily attributable to the Company's use of $2.6 million to fund its operations during the first three months of 1996.

     The Company expects that its cash needs will continue to increase in future periods, in part because of the RGene Acquisition, due to expansion of research and development programs, increased clinical trial activity, growth of administrative staff and expansion of its facilities to accommodate increased numbers of employees. Accordingly, the Company will need to raise substantial additional funds to continue development and commercialization of its products. The Company's future cash requirements will depend on many factors, including the successful consolidation of RGene with the Company; continued scientific progress in its research and development programs; the results of research and development, preclinical studies and clinical trials; acquisition of products or technology, if any; relationships with corporate collaborators; competing technological and market developments; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting and enforcing patent claims; the time and costs of manufacturing scale-up and commercialization activities; and other factors.

     The Company estimates that, at its planned rate of spending, adjusted to reflect the increased expenses expected to result from the RGene Acquisition, its existing cash, cash equivalents and securities available for sale, together with the projected amount of cash or investments expected to be obtained as a result of the RGene Acquisition, the net proceeds of the Offering and the interest income thereon will be sufficient to meet its capital requirements until late 1997. In the event that all outstanding warrants with an exercise price of $4.68 per share and expiring in July 1997 are exercised, the Company will receive an additional $3.6 million, which amount should enable the Company to fund its capital requirements until early 1998. There can be no assurance that the underlying assumed levels of revenue and expense will prove to be accurate or that any warrants will in fact be exercised. In order to further strengthen its cash position, the Company is aggressively pursuing agreements with corporate partners that would provide research and development funding and equity investment. If the Company is successful in these efforts, funding received under such arrangements could extend the period during which the aforementioned resources would fund the Company's capital requirements. The Company also intends to seek additional funding through public or private financing, including equity financing. There can be no assurance, however, that adequate funds will be available when needed or will be available on terms favorable to the Company. See "Risk Factors -- Effect of Failure to Obtain Adequate Funding."

                                    BUSINESS

     Targeted Genetics is focused on the development of gene and cell therapies for the treatment of certain acquired and inherited diseases. The Company is developing a broad base of core technologies that it believes will allow it to address a variety of such diseases. These technologies include proprietary viral and non-viral gene delivery systems as well as novel techniques for cytotoxic T lymphocyte ("CTL") immunotherapy. In order to expand its technology base with respect to non-viral gene delivery systems and to enhance its product development programs, the Company recently agreed to acquire RGene Therapeutics, Inc. ("RGene"), a privately held company focused on the development and use of non-viral gene delivery systems. The Company is using its core technology platform to develop potential products for the treatment of various genetic disorders, cancer and infectious diseases, and is currently conducting clinical trials in certain of these indications.

     The Company believes that in the area of gene therapy, different disease targets will require different methods of gene delivery, depending on the target cell to be modified, the duration of gene expression required and the need for ex vivo or in vivo delivery. Accordingly, the Company is developing multiple gene delivery systems based on three different vector technologies: adeno-associated viral ("AAV"), retroviral and non-viral. The Company believes these systems may provide it with the flexibility necessary to develop gene therapies for a broader range of diseases than would be possible using a single gene delivery system. Targeted Genetics was the first company to initiate clinical trials using AAV vectors and is not aware of any other company conducting clinical trials using these vectors. In addition, the Company has exclusive rights to an improved type of retroviral vector which has been shown in preclinical experiments to be more efficient than earlier retroviral vectors at delivering genes into certain types of blood cells. The Company also is developing non-viral gene delivery systems which may provide greater flexibility relative to the size and sequence of transferred genes and allow targeted delivery in vivo.

     Through its pending acquisition of RGene (the "RGene Acquisition"), the Company will acquire rights to proprietary non-viral gene delivery technology based on the use of cationic lipids that promote the uptake of DNA into cells. This technology includes several formulations with the potential for increased stability, and improved transduction efficiency as well as the potential ability to deliver genes to specific target cells. The Company will also acquire rights to the E1A tumor suppressor gene which is currently in clinical trials for the treatment of ovarian and breast cancer.

     In the area of cell therapy, the Company's expertise with CTLs enables it to isolate from patients and efficiently multiply antigen-specific CTLs, which are immune cells that target and kill specific diseased cells. This expertise forms the basis for a series of potential immunotherapies for the treatment of cancer and infectious diseases. The CTL immunotherapy program is based on the Company's proprietary Rapid Expansion Method ("REM") technology, which is used to grow CTLs ex vivo prior to infusion into the patient. The Company has demonstrated that REM enables it to grow billions of CTLs from individual cloned cells over several weeks, while preserving the cells' specific disease-fighting capabilities in vitro. Other methods of expanding CTL clones generally require several months.

     Targeted Genetics is currently conducting multiple clinical trials utilizing its viral gene delivery systems as well as its CTL immunotherapy technology. Following the completion of the RGene Acquisition, the Company also will have a clinical trial using a non-viral gene delivery system. The Company is conducting a Phase I and a Phase I/II clinical trial examining the use of AAV vectors to deliver in vivo the cystic fibrosis transmembrane regulator ("CFTR") gene for the treatment of cystic fibrosis. The Phase II part of the latter trial is expected to begin in late 1996. RGene has initiated a Phase I clinical trial of a non-viral system to deliver in vivo the E1A tumor suppressor gene to patients with ovarian or breast cancer. In addition, the Company is conducting a Phase I clinical trial examining the use of HIV-specific CTLs to prevent the onset of full-blown AIDS in HIV-infected patients. The Company also is collaborating on two physician-sponsored Phase I clinical trials examining gene therapies for the treatment of Gaucher disease and melanoma. Patient accrual for all these Phase I clinical trials is expected to be completed by the end of 1996. There can be no assurance that these clinical trials will proceed or will be completed as indicated or that any products or technologies being tested will prove safe and effective, meet applicable regulatory standards or be successfully marketed. See "Risk Factors -- Early Stage of Product Development; Technological Uncertainty" and "-- Uncertainties Relating to Clinical Trials and Product Development."

DEVELOPMENT PROGRAMS

     Targeted Genetics is utilizing its core technologies to develop potential products for the treatment of single-gene disorders, cancer and infectious diseases. As part of its product development strategy, Targeted Genetics is using early clinical trials to assess product opportunities and determine the effectiveness of using its vector technologies to administer genes to patients, as well as to support its overall development activities. The most advanced product-directed development programs are the AAV gene therapy for the treatment of cystic fibrosis, the E1A non-viral gene therapy for the treatment of ovarian and breast cancer and CTL immunotherapy for HIV infection. The following table summarizes the Company's and RGene's development programs and related technologies:

                                            TECHNOLOGY
                       ----------------------------------------------------
 DEVELOPMENT PROGRAM      TYPE OF THERAPY      DELIVERY SYSTEM      GENE       STATUS
- ---------------------  ---------------------  -----------------  ----------  -----------
SINGLE-GENE DISORDERS
  Cystic Fibrosis      Gene Therapy           AAV Vector         CFTR        Phase I/II
  Gaucher Disease      Stem Cell Gene         Retroviral Vector  GC          Phase I
                       Therapy
CANCER
  Ovarian/Breast*      Gene Therapy           Non-Viral Vector   E1A Tumor   Phase I
                                                                 Suppressor
  Melanoma             Tumor Vaccine          Retroviral Vector  IL-7        Phase I
  Breast/Colon         CTL Immunotherapy             --              --      Preclinical
                       (Tumor-Specific CTLs)
INFECTIOUS DISEASES
  HIV                  CTL Immunotherapy             --              --      Phase I
                       (HIV-Specific CTLs)

- ------------------

* To be acquired through the RGene Acquisition.

  SINGLE-GENE DISORDERS

     CYSTIC FIBROSIS. Cystic fibrosis is the most common single-gene deficiency affecting the Caucasian population, afflicting approximately 30,000 people in the United States and 60,000 people worldwide. The disease is caused by a dysfunctional CFTR gene, which results in a build up of mucus in the lungs, infections and early death. Current treatments for cystic fibrosis offer only symptomatic relief and cannot cure or halt the progression of the disease.

     Based on preclinical findings by the Company and its scientific collaborators, the Company believes that the persistence of expression and lack of toxicity obtained with its AAV-based gene delivery vector potentially make it better suited for delivery of the CFTR gene to the lung than other vectors. In preclinical studies in rabbits, the Company and its collaborators at The Johns Hopkins University ("Johns Hopkins") were able to detect expression of the CFTR gene for periods of up to six months with no observed side effects when single doses of an AAV-CFTR vector were instilled directly into the right lower lobe of the rabbit lung with a bronchoscope. These results were confirmed in similar studies in rhesus monkeys, in which gene transfer occurred in up to 50% of target airway cells, and gene expression, which was confirmed in all animals, persisted for up to six months. In these studies, there was no evidence of toxicity, as indicated by the absence of any significant changes in clinical parameters and levels of inflammatory cytokines. Furthermore, histopathology examination showed no evidence of any cellular immune response. In addition, the monkeys used in the study were seropositive for AAV, and thus a preexisting humoral immune response did not prevent gene transfer. The studies compare favorably to preclinical studies known to the Company with other delivery systems in which only short-term gene expression was observed in the lung. Based on these preclinical data, the Company began two clinical trials in late 1995 to evaluate the safety and feasibility of in vivo gene therapy for the treatment of cystic fibrosis by direct delivery of the CFTR gene using an AAV vector.

     The first clinical trial, which began in November 1995, is a Phase I clinical trial at Johns Hopkins in which an AAV vector containing the CFTR gene is being delivered to the nose and lung of adult cystic fibrosis patients having mild lung disease. The trial is designed as an interpatient dose escalation trial and will enroll a total of 12 patients. Two patients are being treated at each of six escalating dose levels. An AAV-CFTR vector will be administered in an open-label single dose to the right lower lobe of the lung via bronchoscopy. Additionally, each patient will be randomized to receive a single dose of an AAV-CFTR vector administered to one nostril and a placebo to the other. Patients will be monitored for, among other things, safety and assessment of gene transfer and expression. The nasal administration is intended to determine if physiologic measurement of CFTR function can be obtained in the nasal epithelium. The Company expects to complete this clinical trial in late 1996. If the results of the trial confirm the Company's preclinical findings of safety and gene transfer, the Company intends to conduct subsequent clinical trials in 1997 involving aerosol delivery of an AAV-CFTR vector to the whole lung. The Company is currently developing aerosol formulations for testing in preclinical models.

     The second clinical trial began in December 1995 at Stanford University. This trial is designed as a Phase I/II trial, pursuant to which an AAV-CFTR vector will be administered to the maxillary sinuses of cystic fibrosis patients with chronic sinusitis. The Phase I part of this trial is designed as a dose escalation study. Six patients will be enrolled, and each patient will initially receive one dose in one maxillary sinus and a subsequent dose in the contralateral maxillary sinus approximately one to two months later. The trial will assess safety and efficacy of gene transfer and also may provide an initial assessment of the effect of repeat delivery on gene transfer and expression. Additionally, the dose level will be established for the Phase II part of the trial, in which up to 50 patients will receive an AAV-CFTR vector in one sinus and a placebo in the other. Patients in the Phase II trial will be monitored to assess the ability of an AAV-CFTR vector to prevent the relapse of chronic sinusitis. The Company expects to complete patient accrual for the Phase I trial in mid-1996 and to initiate the Phase II trial in late 1996.

     There can be no assurance that clinical trials will proceed or be completed as indicated, or that the AAV-CFTR gene therapy will prove safe and effective, receive applicable regulatory approvals or be successfully developed or marketed. See "Risk Factors -- Early Stage of Product Development; Technological Uncertainty" and "-- Uncertainties Relating to Clinical Trials and Product Development."

     GAUCHER DISEASE. Gaucher disease results from the deficiency of a gene that produces an enzyme called glucocerebrosidase ("GC"), which normally metabolizes a lipid called glucocerebroside. The enzyme deficiency results in accumulation of this lipid in cells in the spleen, liver and bone marrow. Symptoms of the disease include hematologic disorders, enlargement of the liver and spleen, bone erosion and pain. The estimated annual incidence of Gaucher disease in the United States is 5,000 severe cases and 15,000 mild to moderate cases. Current therapies for Gaucher disease include bone marrow transplantation from sibling-matched donors and enzyme replacement therapy. Only 25% of patients are candidates for bone marrow transplantation due to lack of appropriate donors. Furthermore, the risk of transplant-related morbidity and mortality restricts this therapy to severely affected individuals. Although enzyme replacement therapy appears to be effective, this therapy is currently extremely expensive.

     Targeted Genetics selected Gaucher disease as an initial disease target for the assessment of its stem cell gene therapy technology based on the scientific theory that genetic correction in as little as 5% of a Gaucher disease patient's blood cells may be adequate to achieve reversal of the disease. The Company believes that although stem cell transduction techniques, including its own, may not provide adequate levels of gene transfer and expression, current clinical trials will provide baseline data that are necessary to facilitate the development of improved methods for stem cell transduction. The Company is collaborating on a physician-sponsored Phase I clinical trial at the Fred Hutchinson Cancer Research Center (the "Hutchinson Center") in which peripheral blood stem cells are being reinfused into Gaucher disease patients after ex vivo transduction with a retroviral vector containing the GC gene. Patients undergoing this therapy will be monitored for safety and long-term persistence of the genetically modified cells. The Company believes that a series of Phase I trials to test potentially improved techniques for stem cell gene transfer will be required prior to initiation of a Phase II Gaucher disease clinical trial. See "-- Core Technologies -- Retroviral Vectors."

  CANCER

     Cancer is the second leading cause of death in the United States, with over one million new cases diagnosed each year. The Company is pursuing two primary approaches for the treatment of cancer. In the first approach, the Company and its collaborators are investigating the uses of CTL-based immunotherapy to enhance the immune system's natural ability to eliminate cancer cells selectively. The second approach, which will be acquired by the Company through the RGene Acquisition, will utilize RGene's proprietary non-viral system to deliver in vivo an E1A tumor suppressor gene to cancer cells.

     E1A TUMOR SUPPRESSOR GENE THERAPY. This program is designed to test the feasibility of treating certain cancers by introducing the proprietary E1A tumor suppressor gene into cancer cells using RGene's proprietary non-viral delivery system. Overexpression of the Her-2/neu oncogene occurs in approximately 30% of a number of cancers, including ovarian, breast, head and neck, stomach, pancreatic, liver, cervical and prostate cancer, and has been associated with enhanced metastatic potential, drug resistance and poor survival rates. The E1A tumor suppressor gene has been shown to inhibit the overexpression of the Her-2/neu oncogene in certain tumor cells in vitro. In addition, in preclinical mouse studies the E1A tumor suppressor gene was shown to inhibit the intraperitoneal growth of ovarian cancer cells that were overexpressing the Her-2/neu oncogene, and significantly increase the long-term survival of the mice. A Phase I clinical trial of the E1A tumor suppressor gene therapy in patients with metastatic ovarian or breast cancer that overexpresses the Her-2/neu oncogene is now open for enrollment at M.D. Anderson Cancer Center/University of Texas ("M.D. Anderson").

     In the Phase I trial, 12 patients with ovarian cancer and 12 patients with breast cancer that overexpress the Her-2/neu oncogene will be administered weekly doses of the E1A tumor suppressor gene for a six-month period. The doses will be administered using RGene's proprietary non-viral delivery system. This trial will be conducted as an interpatient, ascending dose study with doses of the E1A tumor suppressor gene delivered intraperitoneally in the ovarian cancer patients and intrapleurally in the breast cancer patients. The objectives of the trial are to assess safety, levels of gene transfer and expression and tumor response. It is expected that this clinical trial will be completed in mid-1997.


     Effective May 1996, RGene entered into a license, research and marketing agreement with Fournier under which Fournier received exclusive rights to develop and commercialize in Europe RGene's E1A tumor suppressor product candidate. See "-- Research Collaborations and Licensing Agreements" and "Risk Factors -- Dependence on Corporate Collaborators."


     There can be no assurance that the clinical trials of the E1A tumor suppressor gene will proceed or be completed as indicated or that the E1A tumor suppressor gene therapy will prove safe and effective, receive applicable regulatory approvals or be successfully developed or marketed. See "Risk Factors -- Early Stage of Product Development; Technological Uncertainty" and "-- Uncertainties Relating to Clinical Trials and Product Development."

     CTL IMMUNOTHERAPY. The objective of the Company's cancer CTL immunotherapy program is to restore an effective immune response through the infusion of large numbers of antigen-specific CTLs, immune cells that target and kill specific tumor cells. The CTL immunotherapy program is based on the Company's proprietary REM technology, which is used to grow CTLs prior to infusion. The program involves isolating antigen-specific CTLs, multiplying them ex vivo and reinfusing them into the patient. The Company believes that therapies based on antigen-specific CTLs may be more effective and have fewer side effects than other types of cell therapies that utilize broader classes of T cells or lymphocytes.

     The first clinical trial using antigen-specific CTLs was conducted by the Company's scientific collaborators at the Hutchinson Center in an examination of a CTL immunotherapy for the prevention of cytomegalovirus ("CMV") disease in patients undergoing bone marrow transplants for the treatment of certain cancers. CMV is a virulent infection that occurs frequently in immunocompromised patients and causes severe illness that may lead to death. In this trial, 14 patients were administered donor-derived CMV-specific CTLs. None of the patients who received the CTLs developed CMV viremia or disease. Based on this Hutchinson Center trial, the Company believes that CTL immunotherapy may be useful in treating or preventing a number of diseases, such as cancer, that may occur due to a lack of adequate T cell response.

     The Company is conducting preclinical studies directed to the isolation and ex vivo multiplication of tumor-specific CTLs against certain types of cancer, including breast and colon cancers. The Company plans to use the data generated by these preclinical studies to design clinical trials of CTL immunotherapy for the treatment of these cancers. To date, the Company has been able to generate CTLs specific to peptides associated with human prostate and melanoma tumors, multiply these CTLs in the REM process and use them to kill cancer cells in vitro.

     IL-7 TUMOR VACCINE. The Company is collaborating with clinicians at the University of California at Los Angeles on an investigator-sponsored Phase I clinical trial involving the administration of an IL-7 gene to nine patients with metastatic melanoma in an attempt to stimulate CTL responses against the tumor. The Company is collaborating in this investigator-sponsored study to determine whether antigen-specific CTLs can be isolated and then multiplied using the Company's REM process and retain their potency. IL-7 is an immunomodulatory protein that has been demonstrated to activate antigen-specific CTLs in in vivo preclinical studies and cause them to infiltrate tumor cells. In connection with this trial, a melanoma tumor cell line was genetically modified to produce IL-7. These modified cells are mixed with the patient's own tumor cells and the cell mixture is injected into the patient. These modified tumor cells may act to enhance the immune system's ability to recognize cancer cells as foreign and to generate a potent CTL response against the tumor. As part of this trial the Company has been able to isolate melanoma-specific CTLs from blood samples of patients who have received the therapy and is currently examining these CTLs to assess their ability to kill cancer cells.

  INFECTIOUS DISEASES: HUMAN IMMUNODEFICIENCY VIRUS ("HIV")

     CTL IMMUNOTHERAPY. HIV is a retrovirus that is the cause of AIDS, a condition that is characterized by loss of CD4 cells and progressive immunologic impairment and death. Currently there is no effective treatment for AIDS, and no effective way to prevent an HIV-infected person from developing AIDS. According to the Centers for Disease Control and Prevention, approximately one million people in the United States have been infected with HIV. The World Health Organization estimates that approximately 17 million people worldwide have been infected with HIV and projects that the worldwide incidence of HIV infection will grow to 30 million to 40 million people by the end of the century.

     The Company and certain other researchers believe that the key to successful HIV therapy may lie in manipulating and harnessing the cell-mediated arm of the immune response. Researchers have found that HIV-infected people who remain symptom-free for prolonged periods have high levels of CTLs that suppress viral proliferation in CD4 cells. In addition, uninfected partners of HIV-infected

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

people, and uninfected infants born to HIV-infected mothers, have been found to have high levels of HIV-specific CTLs, which appear to have kept them HIV-free. The Company believes that the provision of large quantities of cloned HIV-specific CTLs may provide a means of allowing HIV-infected people to maintain an effective immune response, thereby delaying the onset of full-blown AIDS.

     In 1995, the Company completed a Phase I clinical trial of HIV-specific CTLs modified with a HyTK safety gene at the Hutchinson Center. Individual clones of these CTLs specific for the HIV gag protein were isolated, modified with a retroviral vector containing the HyTK gene and multiplied to more than one billion cells. The HyTK gene was used to mark the cells and allow for ablation of the cells by administration of ganciclovir if undesirable side effects resulted from the therapy. After ex vivo expansion, the autologous HyTK-transduced gag-specific CTL clones were reinfused intravenously in four ascending doses administered at 14-day intervals. Based on the six patients tested, the CTLs were shown to engraft, and the therapy appeared to be safe and well tolerated, with no significant side effects. No patients required ablation with ganciclovir. Once reinfused, the HIV-specific CTLs did not persist as long as anticipated, apparently because of a primary CTL response directed against the HyTK gene. Since the CTL immunotherapy appears to be safe, the use of the HyTK gene for the original reason of safety will no longer be required.

     In early 1996, the Company began a follow-up Phase I clinical trial, also at the Hutchinson Center, in which up to eight HIV-infected patients are being administered five escalating doses of HIV gag-specific CTLs. The first three doses will consist of unmarked cells and the last two will consist of cells modified with a retroviral vector containing the neo gene, a marking gene that has not been shown to be immunogenic. Patients in the trial will be monitored for safety, persistence of the infused CTLs and changes in viral burden. Patient accrual in this trial is expected to be complete in late 1996.

     There can be no assurance that the clinical trials will proceed or be completed as indicated or that the CTL immunotherapy will prove safe and effective, receive applicable regulatory approvals, or be successfully developed or marketed. See "Risk Factors -- Early Stage of Product Development; Technological Uncertainty" and "-- Uncertainties Relating to Clinical Trials and Product Development."

     INTRACELLULAR VACCINE IN CD4 CELLS. As a complementary approach to its CTL immunotherapy for the treatment of HIV, the Company is collaborating on the preclinical and clinical development of intracellular vaccines for HIV with Dr. Philip Greenberg of the Hutchinson Center. In the planned physician-sponsored Phase I trial, HIV-infected patients will be treated with genetically modified CD4 helper cells. Two subgroups of these CD4 cells will be modified with retroviral vectors expressing two different intracellular vaccine candidates for which preclinical data indicate potential utility as protective agents against HIV replication. These candidates are genes that express RNA molecules that can act as decoys to bind HIV proteins essential for HIV replication. A third subgroup of CD4 cells will be unmodified except for a marking gene. The trial's goal is to provide general safety data and comparative data as to which of the intracellular vaccine constructs may be more promising, based on length of cell persistence in vivo versus the marked cells.

     Since only a small fraction of the patient's CD4 cells will be modified to resist HIV in this trial, it is unlikely that long-term therapeutic benefit will result. To generate larger numbers of HIV-resistant CD4 cells, it will be necessary to introduce the intracellular vaccine gene into stem cells from which CD4 cells are derived. The Company believes that continued improvement in the efficiency of stem cell gene transfer and expression will be necessary to provide the rationale for future clinical testing of intracellular vaccines for HIV in stem cells. See "-- Core Technologies -- Gene Therapy -- Retroviral Vectors."

  OTHER THERAPEUTIC AREAS

     In addition to the development program for cystic fibrosis, the Company is conducting research to assess the potential for delivery of genes to other target cells using AAV vectors. Also, upon completion of the RGene Acquisition, the Company expects to begin investigating the treatment of cancer using antisense molecules to inhibit the activity of certain oncogenes.

     CARDIOVASCULAR. The Company is collaborating with researchers at the Bowman Gray School of Medicine in Winston-Salem, North Carolina to examine, in animal models, the ability of AAV vectors to deliver genes in vivo to certain cardiovascular cells. These studies are investigating in vivo delivery of AAV vectors in monkeys exhibiting arteriosclerotic disease. AAV vectors are being used to deliver genes via a balloon catheter inserted into a monkey artery. To date, these studies have demonstrated that certain vascular endothelial cells can be targeted for gene expression with AAV vectors, indicating that AAV vectors may be feasible delivery systems for gene therapy treatments directed at various cardiovascular disorders, including the inhibition of cell growth associated with restenosis or the treatment of vascular disease with angiogenic factors.

     MUCOSAL IMMUNITY. The Company is evaluating the feasibility of using AAV vectors to deliver genes for applications relating to mucosal immunity. Certain inflammatory and immune-related diseases may be treated by delivery of anti-inflammatory or immune stimulating genes to mucosal surfaces such as the gastrointestinal tract. In initial studies using in vivo animal models, the Company is assessing the ability of AAV vectors to deliver genes directly to cells of the intestinal epithelium.

     ANTISENSE OLIGONUCLEOTIDES. RGene is investigating the potential treatment of cancer by using antisense molecules to inhibit the activity of certain oncogenes. Antisense molecules can prevent expression of the protein product of a gene by binding to the messenger RNA copied from the DNA coding for that gene. These antisense molecules are composed of oligonucleotides, which are short pieces of DNA. Antisense molecules can be incorporated into liposomes for delivery to target cells.

     Chronic myelogenous leukemia ("CML") is a cancer associated with the presence of an aberrant chromosome, the Philadelphia chromosome, which results in generation of an oncogene, the bcr-abl fusion gene. The protein product of the bcr-abl oncogene is believed to be involved in the pathogenesis of CML by promoting selective proliferation of myeloid cells. The bcr-abl gene is present only in leukemia cells and may be specifically targeted with antisense oligonucleotides.

     RGene plans to test a proprietary liposomal anti-bcr-abl oligonucleotide for treatment of CML, in collaboration with Dr. Gabriel Lopez-Berestein at M.D. Anderson. In in vitro experiments this formulation was shown to selectively inhibit proliferation of the cancer cells. An initial Phase I/II dose escalation study to test the safety and efficacy of repeated intravenous injections of the liposomal/antisense complex is being planned in chronic-phase CML patients who are not candidates for bone marrow transplants and who have received no benefit from standard therapy. There can be no assurance that these clinical trials will proceed or will be completed as indicated or that any products or technologies being tested will prove safe and effective, meet applicable regulatory standards or be successfully marketed. See "Risk Factors -- Early Stage of Product Development; Technological Uncertainty" and "-- Uncertainties Relating to Clinical Trials and Product Development."

CORE TECHNOLOGIES

     The Company is developing a broad range of core technologies that it believes will allow it to address issues specific to a variety of diseases. The Company believes that in the area of gene therapy, different disease targets will require different methods of gene delivery, depending on the target cell to be modified, the duration of gene expression required and the need for ex vivo or in vivo delivery. Accordingly, the Company is developing multiple gene delivery systems based on three different vector technologies: AAV, retroviral and non-viral. In certain treatments, for which in vivo modification of slowly dividing or nondividing target cells is required or preferred, such as modification of lung cells to treat cystic fibrosis, the Company is utilizing its AAV vector technology. The Company uses its retroviral vector technology in therapeutic areas where permanent modification of rapidly dividing cells may be necessary. In therapeutic indications where the use of AAV and retroviral vectors is not desirable or feasible, the Company is utilizing its non-viral delivery systems. The Company believes that non-viral vectors may provide greater flexibility relating to the size and sequence of transfer genes and may also allow targeted delivery in vivo. The Company's non-viral technology platform will be significantly enhanced as a result of the RGene Acquisition.

     In the area of cell therapy, the Company's CTL immunotherapy expertise enables it to efficiently isolate and multiply CTLs, immune cells that target and kill only specific diseased cells, and forms the basis for a series of potential immunotherapies.

  GENE THERAPY

     OVERVIEW. Gene therapy is an approach to the treatment and prevention of genetic and acquired diseases that involves the insertion of genetic information into target cells to produce specific proteins needed to correct or modulate disease conditions. Proteins are the fundamental components of all living cells and are essential to cellular structure, growth and function. Proteins are produced by cells from a set of genetic instructions encoded in DNA, which contains all the information necessary to control cellular biological processes. DNA is organized into segments called genes, with each gene containing the information required to express, or produce, a specific protein.

     An alteration in the function of, or absence of, specific genes is responsible for causing some diseases, including inherited diseases such as cystic fibrosis and Gaucher disease and certain types of cancer. Gene therapy may be used to treat such diseases by replacing a missing or defective gene to facilitate the normal protein production capabilities of cells. In addition, gene therapy may be used to enable cells to perform additional roles in the body, such as enhancing the function of the immune system to fight infectious diseases or cancer. Gene therapy may also be used to inhibit production of undesirable proteins or viruses within cells.

     A key factor in the progress of gene therapy is the development of safe and efficient methods of transferring genes into cells. For transfer into cells, the gene is incorporated into a delivery system called a vector. Vectors may be derived from either viral or non-viral systems. The most common gene delivery approach to date relies on viral gene transfer, whereby modified viruses are used to transfer the desired genetic material into host cells. The process of gene transfer can be accomplished ex vivo (outside the body), in which cells are removed from the patient, genetically modified, and then reinfused into the patient, or in vivo (inside the body), in which vectors are introduced directly into the patient's body.

     The use of viruses takes advantage of their natural ability to introduce genes into host cell and use the host's metabolic machinery to produce proteins essential for the survival and function of the virus. In gene therapy applications, viruses are genetically modified to contain the desired genes and to inhibit the ability of the virus to reproduce. Successful application of viral gene transfer to indications requiring long-term gene expression entails a number of essential technical requirements, including the ability of the viral vector to carry desired segments of genes, to transfer genes into a sufficient number of target cells and to enable genes contained in the viral vector to persist in the host cell. A number of different viral vectors, including AAV and retroviral vectors, are being used for potential gene therapy applications requiring long-term gene expression.

     Current non-viral vector systems generally consist of DNA incorporating the desired gene, combined with various compounds aimed at enabling the DNA to be taken up by the host cell. These in vivo gene delivery approaches include encapsulating genes into lipid carriers such as liposomes, which facilitate the entry of DNA into cells; ionically binding negatively charged DNA to the surface of cationic lipids which are positively charged prior to infusion; injecting pure plasmid or "naked" DNA in an aqueous solution; and directing DNA to receptors on target cells by combining the gene with protein carriers that are taken up by the cell.

     AAV VECTORS. Targeted Genetics and its scientific collaborators have developed significant expertise with respect to the design and use of AAV vectors in gene therapy. The Company believes that certain features of AAV vectors make them particularly well suited for the treatment of a number of diseases: (i) AAV has never been associated with causing any human disease; (ii) AAV generally cannot replicate without the presence of a helper virus; (iii) AAV vectors contain no viral genes that, if present, might produce unwanted immune responses leading to side effects or reduced efficacy; (iv) unlike some other types of viral systems, AAV vectors can introduce genes into nondividing or slowly dividing cells, such as cells lining the airway of the lung; (v) AAV vectors may persist in the host cell to provide relatively long-term expression; and (vi) AAV vectors can be purified and concentrated, and thereby may allow for more efficient manufacturing.

     The Company is building a proprietary position in AAV through the development or acquisition of exclusive rights to inventions that (i) provide important enhancements to AAV vectors; (ii) demonstrate novel approaches to the use of AAV vectors for gene therapy; and (iii) establish new and improved methods for large-scale production of AAV vectors. The Company has exclusive rights from the National Institutes of Health (the "NIH") to a patent for use of a novel AAV vector for cystic fibrosis. Notice of allowance has been granted with respect to this patent. See "-- Patents and Proprietary Rights" and "Risk Factors -- Uncertainty of Patent Position and Proprietary Rights; Access to Proprietary Genes."

     NON-VIRAL VECTORS. As a result of the RGene Acquisition, the Company will acquire rights to a significant body of non-viral gene delivery technology based on the use of cationic lipids to promote the uptake of DNA into cells. The Company believes that non-viral vectors may have several characteristics that may make them particularly well suited for the treatment of certain diseases, including (i) the ability to target such vectors to a specific cell type; (ii) relative ease of manufacture; and (iii) the ability to transfer relatively large segments of DNA in a single vector. RGene's vectors are formulated by complexing negatively charged DNA with cationic lipids which are positively charged to promote DNA uptake by cells. Such complexes appear to have good safety profiles and can be used ex vivo as well as in vivo. For in vivo use, these complexes can potentially be delivered topically, intravenously, intraperitoneally, intrapleurally or by aerosol.

     The Company will be utilizing a series of these non-viral delivery technologies developed by Dr. Leaf Huang of the University of Pittsburgh. His original DC Chol system, which appears to have a favorable clinical toxicity profile, has been used in two previous clinical trials by other unaffiliated investigators for other disease indications and is now being used in the E1A tumor suppressor gene clinical trial. The Company will be acquiring an exclusive license to an issued U.S. patent for the original DC Chol system for the treatment of certain cancers, including, among others, breast, ovarian and lung cancers. Dr. Huang is developing a series of non-viral delivery systems for which RGene has exclusive worldwide rights in the field of cancer. RGene is currently engaged in negotiations with the University of Pittsburgh of the Commonwealth System of Higher Education ("Pittsburgh") to expand the license to additional fields and technologies. See "-- Research Collaborations and Licensing Agreements -- RGene Agreements -- University of Pittsburgh." One type of system under development employs additional analogs of DC Chol that may have a more favorable toxicity profile. In another system, the DNA is condensed into particles of defined size that have transduction efficiency that is fifty- to eighty-fold higher than the original DC Chol system. An alternate version of this system is being developed that includes specific ligands to enhance delivery to specific target cells and to increase stability when delivered intravenously. An additional system being developed also has increased efficiency of gene transduction and higher stability in serum for intravenous delivery. Specific formulations will be chosen for various applications based on the type of target cell, desired mode of administration and biology of the disease.

     RETROVIRAL VECTORS. The Company is using retroviral vectors to modify T cells and stem cells. These cells multiply to generate large numbers of progeny (daughter) cells and are well suited as targets for retroviral vectors that can modify only rapidly dividing cells. The Company believes that it has positioned itself at the forefront of retroviral gene delivery technology through its exclusive relationship with Dr. A. Dusty Miller, a leader in the development of packaging cell lines for retroviral vectors. One of Dr. Miller's more recent inventions in this area is a new type of retroviral vector packaging cell line called PG13, which the Company has licensed exclusively from the Hutchinson Center. Vectors produced in this cell line have been shown to have improved efficiency for ex vivo transduction of human blood cells such as T cells and stem cells. Hematopoietic stem cells are the progenitor cells from which all circulating blood cells are derived. Thus, a large number of genetic diseases might be treated using stem cell gene therapy. However, Targeted Genetics believes that many of these diseases cannot be successfully treated using currently available gene delivery technologies. Increased efficiency of gene transfer and expression will be required to achieve the level of genetically modified cells necessary to result in modulation of many such diseases. Accordingly, the Company's effort in stem cell gene therapy is directed to improving the efficiency of gene transfer and expression in stem cells using the PG13 retroviral vector together with an internally developed proprietary stem cell transduction protocol.

  CTL IMMUNOTHERAPY

     OVERVIEW. The immune system is the body's major defense mechanism responsible for protecting against disease. It functions through a complex interplay of components and allows the body to detect foreign agents and thereby defend against infections and diseases. The immune system recognizes parts of proteins called antigens that are present on the surface of diseased cells but are not present on normal cells. The immune response to an antigen involves the integrated action of various classes of white blood cells, including lymphocytes. Lymphocytes comprise two major classes: B cells, which produce antibodies that mediate humoral immunity, and T cells, which direct cell-mediated immunity.

     T cells direct cell-mediated immunity by recognizing antigens on diseased cells. The two main classes of T cells are CD4 cells and CD8 cells. In general, CD8 cells are CTLs that recognize, contact and kill the diseased cells. CD4 cells are primarily helper cells that coordinate the function of other immune cells, including CTLs, by secreting growth factors known as cytokines. CTLs are disease-specific, i.e., they individually recognize and bind to only a single, specific antigen. Furthermore, only in the presence of CD4 helper cells do these specific CTLs proliferate to produce the large population of antigen-specific CTLs required to elicit an effective immune response.

     In some disease states, the immune system fails to mount or maintain an effective immune response. For certain diseases, including HIV and cancer, it is believed such failure may be associated with an inadequate CTL response. For example, HIV infects and kills CD4 cells, which leads to subsequent loss of CTL function and, thus, to destruction of the immune system by the virus. One approach to the treatment of immune deficiencies, adoptive immunotherapy, has been demonstrated in animal models to be effective against certain cancers and infectious diseases. Adoptive immunotherapy is designed to harness and bolster the body's natural immune capabilities to fight or prevent disease. In adoptive immunotherapy, cells are harvested from the patient, multiplied ex vivo and reinfused. However, the efficacy of adoptive immunotherapies has been limited to date, due in part to the lack of uniform antigen specificity in the expanded cell population and side effects resulting from the activation of a broad-based immune response. Targeted Genetics believes that the more uniform specificity obtained by expanding individual clones of antigen-specific CTLs may potentially enhance the efficacy and reduce the side effects of adoptive immunotherapies.

     THE COMPANY'S CTL IMMUNOTHERAPY PROGRAM. Targeted Genetics is working to develop a highly targeted form of cell therapy, which is intended to produce a powerful, disease-specific immune response through the infusion of large numbers of antigen-specific CTLs. The Company's CTL immunotherapy program involves isolating antigen-specific CTLs from a small sample of the patient's blood, multiplying them to large numbers ex vivo and reinfusing them into the patient. In essence, the Company's CTL immunotherapy is intended to amplify the natural disease-fighting function of the immune system relating to specific infected or cancerous cells.

     The Company believes that its CTL immunotherapy represents an improvement over other approaches to immunotherapy because it is based on cloned, antigen-specific CTLs. The Company believes that the efficacy of its CTL immunotherapy may be more effective than other immunotherapy approaches because virtually all of the reinfused cells will be CTLs targeting the specific diseased cells. The Company also believes that the safety and side effect profile may be improved over other immunotherapy approaches because of the uniformity and consistency of the reinfused cells.

     The Company's focus on antigen-specific CTLs as a basis for immunotherapy originated from research conducted by its collaborators at the Hutchinson Center, Drs. Philip Greenberg and Stanley Riddell. These researchers conducted a Phase I clinical trial to evaluate the safety of infusing donor-derived, CMV-specific CTLs to bone marrow transplant patients, and the potential of this approach for providing an immune response against CMV during the short period in which transplant patients have a high probability of developing CMV. This trial, which was published in The New England Journal of Medicine in October 1995, was the first clinical trial in which cloned, antigen-specific CTLs had been used in a clinical trial. None of the 14 patients receiving the CTLs developed CMV viremia or disease. See "-- Development Programs -- Cancer -- Infectious
Diseases: Human Immunodeficiency Virus ("HIV") -- CTL Immunotherapy."

     RAPID EXPANSION METHOD. The CTL immunotherapy program is based on the Company's proprietary REM technology, which is used to rapidly grow CTLs prior to infusion into the patient. REM represents a significant improvement over other methods of multiplying T cell clones. Using REM, CTL clones can be multiplied over a thousandfold in less than two weeks. The Company has demonstrated that REM enables it to grow billions of CTLs from individual cloned cells over several weeks, while preserving the cells' disease-fighting capabilities in vitro. The Company has seen consistent results from REM in both CD8 and CD4 T cells and for all disease specificities tested to date. The Company has shown that REM is effective for growing CTLs specific for HIV, CMV, malignant melanoma and prostate tumor peptides. Clinical testing will be required to determine whether cloned cells maintain their disease-fighting capabilities and are effective after being reinfused into humans, as to which there can be no assurance. See "-- Development Programs -- Cancer -- CTL Immunotherapy" and "-- Development Programs -- Infectious Diseases: Human Immunodeficiency Virus ("HIV") -- CTL Immunotherapy." The Company has filed patent applications, on a worldwide basis, relating to the original process and to process improvements. See "-- Patents and Proprietary Rights" and "Risk Factors -- Uncertainty of Patent Position and Proprietary Rights; Access to Proprietary Genes."

     GENETIC MODIFICATION OF CTLS. The Company believes that, on a long-term basis, the effectiveness of CTL immunotherapy may be further improved through genetic modification of the CTL clones. Currently, the Company is developing methods to genetically modify CTLs to give them the capability of producing their own cytokines, which are required for CTL proliferation and activation.

  TUMOR SUPPRESSOR GENES

     Many pathways of gene regulation control cell growth and division, and cancer arises from disruption of these pathways. Certain of these pathways are regulated by cellular oncogenes or tumor suppressor genes. Cancer may result from the structural alteration and abnormal expression of cellular oncogenes or from mutation or deletion of tumor suppressor genes. Certain genes, including Her-2/neu, abl, bcr, crkl, and bcl-2, function as parts of signal transduction pathways that promote cell growth and division. Tumor suppressor genes function by inhibiting cell growth and the expression of cellular growth factors. Malfunctioning oncogenes and tumor suppressor genes represent targets through which the growth of malignant cancer cells may be regulated. Thus, introduction of tumor suppressor genes may be a viable approach to down-regulate the expression of oncogenes or to replace functions lost by mutation or deletion of a tumor suppressor gene.

     Some viruses have evolved genes that may mimic functions normally exhibited by cellular genes. One such example is the E1A gene of the adenovirus type 5. The E1A gene was shown by Dr. Mien-Chie Hung, in experiments conducted at M.D. Anderson, to function as a tumor suppressor and to suppress expression of the Her-2/neu oncogene, which is known to be overexpressed in certain cancers. As a result of the RGene Acquisition, the Company will have worldwide rights to use the E1A gene as a tumor suppressor. An open Phase I clinical trial is evaluating the ability of the E1A tumor suppressor gene to down-regulate the Her-2/neu oncogene in ovarian and breast cancers. Preclinical research is also being conducted to assess the feasibility of using non-viral delivery systems to deliver a variety of other cellular tumor suppressor genes to treat certain cancers. See "-- Development Programs -- Cancer -- E1A Tumor Suppressor Gene Therapy."

RESEARCH COLLABORATIONS AND LICENSING AGREEMENTS


     Targeted Genetics and RGene have entered into a number of research collaboration and licensing agreements. Generally, under the license agreements, the Company and RGene have agreed to pay (i) an initial fee upon execution of the agreement; (ii) annual maintenance or royalty fees; (iii) milestone payments upon realization of certain benchmarks; and (iv) royalties on sublicense fees and sales of products, if any, incorporating the underlying technology. Under the research collaboration agreements, the companies are generally obligated to pay research fees, and receive options to obtain exclusive licenses to technology developed under these agreements. There can be no assurance that any of the research collaborations and licensing agreements will result in the Company's acquisition of valuable rights. In addition, RGene has entered into licensing agreements with Pasteur Merieux Serums & Vaccins S.A. ("Pasteur Merieux") and Fournier in which RGene has received upfront payments comprised of license and other fees and is entitled to receive payments upon the achievement of certain development milestones and royalties on sales of resulting products, if any. The following is a summary of the principal agreements of both Targeted Genetics and RGene.


  TARGETED GENETICS AGREEMENTS

     FRED HUTCHINSON CANCER RESEARCH CENTER -- ADOPTIVE TRANSFER OF IMMUNE CELLS. Between January 1994 and February 1995, Targeted Genetics entered into research and license agreements with the Hutchinson Center and the University of Washington in connection with the Company's CTL-based immunotherapy product development program. The Company agreed to pay the Hutchinson Center and the University of Washington annual research support until December 1996 and July 1996, respectively, for research to be conducted by Drs. Philip Greenberg and Stanley Riddell at the University of Washington and the Hutchinson Center, respectively, in the area of methods of conferring immunity in humans by adoptive transfer of genetically modified CTLs. These agreements replaced other contractual arrangements that had been entered into by Targeted Genetics with the Hutchinson Center and the University of Washington between 1991 and 1993 in this area. Pursuant to these agreements, Targeted Genetics has acquired an exclusive worldwide license to inventions previously licensed by Targeted Genetics or developed under these prior agreements, and has a continuing right, effective until termination of this program, to incorporate and add new inventions arising from this program to the research and license agreements.

     FRED HUTCHINSON CANCER RESEARCH CENTER -- RETROVIRAL VECTORS. In November 1991, the Company entered into an agreement with the Hutchinson Center pursuant to which the Company obtained a nonexclusive license to develop and market products utilizing the PG13 packaging cell line technology for retroviral vectors. In addition, in March 1994, Targeted Genetics entered into an agreement with the Hutchinson Center pursuant to which the Company obtained an exclusive license to develop and market products utilizing a second packaging cell line technology for retroviral vectors. A patent covering this technology was issued by the USPTO in November 1995.

     THE JOHNS HOPKINS UNIVERSITY. In April 1993, Targeted Genetics entered into a sponsored research agreement with Johns Hopkins pursuant to which the Company agreed to pay Johns Hopkins an annual fee for a one-year period for research to be conducted under the direction of Dr. Terence Flotte in the area of developing AAV vectors for in vivo gene delivery. In March 1994, Targeted Genetics entered into an agreement with Johns Hopkins for technology relating to methods for producing AAV vectors co-invented by scientists at Johns Hopkins and Targeted Genetics under this research program, pursuant to which Johns Hopkins granted the Company an exclusive license to its interest in such technology.

     MEDICAL COLLEGE OF OHIO. In March 1994, Targeted Genetics entered into an agreement with the Medical College of Ohio pursuant to which the Company obtained an exclusive worldwide license to develop and market products utilizing technology relating to methods for producing AAV vectors.

     NATIONAL INSTITUTES OF HEALTH. In March 1994, Targeted Genetics entered into an agreement with the NIH pursuant to which the Company obtained an exclusive worldwide license to a patent application covering an AAV vector capable of expression from a novel promoter for the field of viral vector-based gene therapy for the treatment of cystic fibrosis. In February 1996, the USPTO issued a notice of allowance for this patent application.

     UNIVERSITY OF MICHIGAN. In March 1994, the Company entered into a nonexclusive license agreement with the University of Michigan and HSC (Hospital for Sick Children) Research and Development Limited Partnership for a patent application covering the CFTR gene used in the Company's AAV therapy for the treatment of cystic fibrosis.

  RGENE AGREEMENTS

     Following the RGene Acquisition, the Company will assume all the rights and obligations of the following agreements previously entered into by RGene.


     LABORATOIRES FOURNIER S.C.A. Effective May 1996, RGene and Fournier entered into a license, research and marketing agreement under which Fournier received exclusive rights to develop and commercialize in Europe RGene's E1A tumor suppressor product candidate and any other product candidates based on the E1A tumor suppressor gene and developed pursuant to the agreement. Fournier has agreed to coordinate development of RGene's E1A tumor suppressor product candidate in Europe by conducting clinical trials, preparing and filing submissions for regulatory approval in its territory and paying all associated costs, while RGene has corresponding responsibilities with respect to development and commercialization in the United States.



     Fournier has paid RGene a $5 million upfront license fee, $2.5 million of which was paid as an option fee prior to completion of the agreement. The agreement provides that Fournier will make milestone payments to RGene upon the achievement of specified goals by Fournier or RGene and royalties on sales of resulting products, if any. In addition, if the parties are able to negotiate a mutually acceptable supply agreement, RGene will be entitled to manufacture products for Fournier in return for manufacturing fees. Pursuant to the agreement, RGene has agreed to indemnify Fournier with respect to losses incurred as a result of the manufacture, supply or sale of the E1A tumor suppressor product candidate. The agreement may be terminated if the parties mutually agree on or about the second anniversary of the agreement that the results of the collaboration are unsatisfactory. There can be no assurance that RGene and Fournier will be successful in developing or commercializing any products using RGene's E1A tumor suppressor product candidate or that such agreement will not terminate prior to its expiration. As such, there can be no assurance that any milestones will be achieved or that any royalties or other payments contemplated by the agreement will ever be made. See "Risk
Factors -- Dependence on Corporate Collaborators."


     ARONEX PHARMACEUTICALS, INC. In April 1994, RGene and Argus Pharmaceuticals, Inc. (now Aronex Pharmaceuticals, Inc. ("Aronex")) entered into a Development Agreement, an Assignment and Assumption Agreement and a Sublicense Agreement. As part of the exchange for 642,307 shares of RGene's common stock, Aronex licensed to RGene, on a nonexclusive, royalty-free basis, certain of Aronex's technology, including technology in the area of liposomal drug delivery and manufacturing, which may be useful or necessary in the development of certain products. Aronex also assigned to RGene certain rights in an exclusive license agreement between the University of Texas Board of Regents, M.D. Anderson and Aronex for a patent relating to liposomal methylphosphonate oligonucleotides for the treatment of cancer. In addition, Aronex granted to RGene an exclusive worldwide sublicense to patent applications and technology relating to delivery of genes into cells using novel cationic cholesterol derivatives for use in certain fields, including lung, colon, breast, ovarian and hematological cancers. This technology was licensed exclusively by Aronex from the University of Tennessee Research Corporation ("UTRC") for use in certain fields in November 1993.

     Under the Development Agreement, Aronex and RGene agreed to conduct certain research and experiments and to develop certain products incorporating Aronex technology, the costs of which are borne by RGene. The patent rights to jointly conduct research are governed by the Assignment and Assumption Agreement and the Sublicense Agreement. The Development Agreement expires in April 1997, and can be extended by mutual agreement of the parties.

     M.D. ANDERSON CANCER CENTER/UNIVERSITY OF TEXAS. In March 1994, RGene entered into a license agreement with the University of Texas Board of Regents and M.D. Anderson pursuant to which RGene obtained an exclusive worldwide license to develop and market products utilizing the E1A tumor suppressor gene for Her-2/neu targeted cancer therapy. This agreement was amended in December 1994 to provide RGene an exclusive worldwide license to develop and market products utilizing lipid technology to deliver oligonucleotides for the treatment of CML.

     In addition to the license agreement, in March 1994, RGene entered into a sponsored research agreement with M.D. Anderson pursuant to which RGene agreed to pay M.D. Anderson an annual fee for three years for research to be performed under the supervision of Dr. Mien-Chie Hung in the area of Her-2/neu targeted cancer therapy. RGene entered into a second sponsored research agreement with M.D. Anderson in March 1994 pursuant to which RGene agreed to pay M.D. Anderson an annual fee for two years for research to be performed under the supervision of Dr. Lopez-Berestein in the area of targeting and delivery of oligonucleotides to leukemic cells.


     UNIVERSITY OF TENNESSEE RESEARCH CORPORATION. In October 1995, RGene entered into an agreement with UTRC pursuant to which RGene obtained an exclusive worldwide license to develop and market products utilizing technology relating to delivery of genes into cells using certain novel cholesterol derivatives.


     UNIVERSITY OF PITTSBURGH. In October 1994, RGene entered into an exclusive worldwide license agreement with Pittsburgh to develop and market products utilizing technology related to non-viral delivery systems for cancer treatment (the "Field of Research") developed by Dr. Leaf Huang. Also in October 1994, RGene entered into a sponsored research agreement with Pittsburgh pursuant to which RGene agreed to pay Pittsburgh an annual fee for four years for research to be performed under the supervision of Dr. Huang in the area of developing gene therapy products to treat cancer. Dr. Huang's research program includes developing novel cationic lipids and the bacteriophage T-7-based expression system. Any inventions made under this agreement in the Field of Research will be incorporated into the October 1994 exclusive license agreement. In addition, RGene has a right of first refusal to acquire an exclusive license to any inventions developed under the sponsored research agreement outside of the Field of Research. RGene is currently engaged in negotiations with Pittsburgh to expand the Field of Research to other areas of interest to RGene. There can be no assurance that such negotiations will be successful. See "-- Core Technologies -- Non-Viral Vectors."

     PASTEUR MERIEUX. In December 1995, RGene entered into an agreement with Pasteur Merieux pursuant to which RGene granted to Pasteur Merieux an exclusive worldwide license and sublicense to certain technology and patent rights relating to DC Chol as an immunoadjuvant in traditional vaccines. In consideration of such grant, RGene was paid a process development fee and an upfront license fee. In addition, it may receive milestone payments upon realization of certain benchmarks and a royalty on sales of the products, if any, incorporating the underlying technology.

PATENTS AND PROPRIETARY RIGHTS

     Patents and licenses are important to the Company's business. The Company's policy is to file patent applications to protect technology, inventions and improvements to inventions that are considered important to the development of its business. The Company also relies on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. To date, the Company has filed or exclusively licensed 24 patent applications relating to its product and vector development programs with the USPTO, as well as foreign counterparts of certain of these applications in Europe, Japan and certain other countries, as follows: CTL immunotherapy program, nine; AAV vector program, seven; other vector development programs, eight. Of the 24 patent applications, four patents licensed exclusively to the Company have been issued or allowed by the USPTO. No U.S. or foreign patent has been issued directly to the Company to date. One of the issued patents, in the CTL immunotherapy field, covers a method for generating helper-independent CTLs. With respect to the Company's AAV program, a notice of allowance has been received for the patent application covering the vector being used in the Company's cystic fibrosis program. Two patents have issued relating to Targeted Genetics' other vector development programs, including one covering PG13, the novel retrovirus packaging cell line exclusively licensed from the Hutchinson Center.

     Among Targeted Genetics' 24 patent applications relating to development programs are three key patent applications relating to the Company's proprietary REM technology. In addition, the Company has filed or exclusively licensed three patent applications relating to proprietary methods for manufacturing AAV vectors. A patent application has also been filed by Targeted Genetics relating to an improved method of delivering genes to hematopoietic stem cells.

     In addition to the intellectual property that Targeted Genetics owns or has exclusively licensed, the Company has licensed several issued and pending patents that relate to its development programs on a nonexclusive basis. Among these are the two key patents that relate to the use of AAV vectors for gene therapy licensed from the NIH and the University of Florida Research Foundation. In addition, the Company has acquired nonexclusive rights to the cystic fibrosis gene being delivered in an AAV vector.


     Through the RGene Acquisition, Targeted Genetics will acquire rights and an exclusive license with respect to eight patent applications filed with the USPTO, as well as foreign counterparts of certain of these applications. Five of these patent applications, two of which have issued, relate to non-viral gene delivery technology covering the use of DC Chol and other cholesterol-based systems for delivering genes into cells and the use of liposomal antisense oligonucleotides. With respect to the patent applications relating to DC Chol in Europe, Australia and Japan, prior art has been brought to the Company's attention. The Company is presently responding to such prior art in the foreign patent offices. With respect to the two U.S. pending patent applications, that and other prior art has been brought by UTRC to the attention of the USPTO. There can be no assurance that such prior art will not result in further proceedings in the USPTO with respect to the issued patent.


     The patent positions of pharmaceutical and biotechnology firms, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved, particularly in regard to human therapeutic uses. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Consequently, the Company does not know whether any patent applications will result in the issuance of patents or, if any patents are issued, whether the patents will be subjected to further proceedings limiting their scope, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are filed, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. Moreover, the Company is currently involved in one patent interference proceeding declared by the USPTO to determine priority of invention relating to certain components that may be useful in retroviral vectors, and may have to participate in additional interference proceedings. Although the Company does not anticipate that material expenditures will be made in connection with such proceedings, participation could result in substantial cost to the Company, even if the eventual outcome were favorable to it. In addition, although the Company believes that the technology which is the subject of the current patent interference proceeding is not material to its current product development programs, there can be no assurance that such technology will not become material in the future. If the outcome of the current or any additional interference proceeding were unfavorable, the Company may be unable to obtain rights to the invention involved. There can be no assurance that the Company's patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patents or to determine the scope and validity of other parties' proprietary rights. If the outcome of any such litigation were adverse, the Company's business could be materially adversely affected. The Company is unable to predict how courts will resolve any future issues relating to the validity and scope of its patents should they be challenged.

     A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Company's business. Some of these technologies, applications or patents may conflict with the Company's technologies or patent applications. Such conflict could limit the scope of the patents, if any, that the Company may be able to obtain or result in denial of the Company's patent applications. In addition, if patents that cover the Company's activities are issued to other companies, there can be no assurance that the Company would be able to develop or obtain alternative technology.

     Furthermore, as the biotechnology industry expands and more patents are issued, the risk increases that the Company's processes and potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or use of the affected process. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of proprietary rights of others. If the Company becomes involved in such litigation, it could result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. If there were an adverse outcome of any such litigation, the Company's business could be materially adversely affected. In addition to any potential liability for significant damages, the Company could be required to obtain a license to continue to manufacture or market the affected product or use the affected process. Costs associated with any licensing arrangement may be substantial and could include ongoing royalties. There can be no assurance that any license required under any such patent would be made available to the Company on acceptable terms, if at all.

     In addition to patent protection, the Company also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology. To protect its trade secrets, the Company requires its employees, consultants, scientific advisors and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship or the collaboration with the Company. In the case of employees, the agreements also provide that all inventions resulting from work performed by them while in the employ of the Company will be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection of the Company's trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. See "Risk Factors -- Uncertainty of Patent Position and Proprietary Rights; Access to Proprietary Genes."

COMPETITION

     The Company is aware of a number of companies and institutions that are developing or considering the development of potential gene therapy and cell therapy treatments, including early-stage gene therapy companies, fully integrated pharmaceutical companies, universities, research institutions, governmental agencies and other healthcare providers. In addition, the Company's potential products will be required to compete with existing pharmaceutical products, or products developed in the future, that are based on established technologies. Many of the Company's competitors have substan-tially more financial and other resources, larger research and development staffs, and more experience and capabilities in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals, and in manufacturing, marketing and distribution than the Company. In addition, the competitive positions of other early-stage companies may be enhanced significantly through their collaborative arrangements with large pharmaceutical companies or academic institutions. The Company's competitors may succeed in developing, obtaining patent protection for, receiving FDA and other regulatory approvals for, or commercializing products more rapidly than the Company. If the Company is successful in commercializing its products, it will be required to compete with respect to manufacturing efficiency and marketing capabilities, areas in which it has no experience. The Company also competes with others in acquiring products or technology from research institutions or universities. The Company's competitors may develop new technologies and products that are available for sale prior to the Company's potential products or that are more effective than the Company's potential products. In addition, competitive products may be manufactured and marketed more successfully than the Company's potential products. Such developments could render the Company's potential products less competitive or obsolete, and could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENTAL REGULATION

     All of the Company's potential products will require regulatory approval by U.S. and foreign governmental agencies prior to commercialization in such countries. Human therapeutic products are subject to rigorous preclinical and clinical testing and other premarket approval procedures administered by the FDA and similar authorities in foreign countries. The FDA exercises regulatory authority over the development, testing, formulation, manufacture, labeling, storage, record keeping, reporting, quality control, advertising, promotion, export and sale of the Company's potential products. Similar requirements are imposed by foreign regulators. In some cases, state requirements also apply. See "Risk Factors -- Uncertainty of Governmental Regulatory Requirements; Lengthy Approval Process."

     Gene therapy and cell therapy are relatively new technologies and have not been extensively tested in humans. The regulatory requirements governing gene and cell therapy products and related clinical procedures are uncertain and are subject to change. Obtaining approval from the FDA and other regulatory authorities for a new therapeutic product is likely to take several years, if ever, and involve substantial expenditures. Moreover, ongoing compliance with applicable requirements can entail the expenditure of substantial resources. Difficulties or unanticipated costs may be encountered by the Company in its efforts to secure necessary governmental approvals, which could delay or preclude the Company from marketing its products.

     The activities required before a new therapeutic agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation and may require animal studies to assess the product's potential safety and efficacy. Animal safety studies must be conducted in accordance with the FDA's Good Laboratory Practice regulations. The results of these studies must be submitted to the FDA as part of an IND, which must be reviewed and cleared by the FDA before proposed clinical testing can begin. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the trial, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. The FDA's review or approval of a study protocol does not necessarily mean that, if the trial is successful, it will constitute proof of efficacy or safety. Further, each clinical trial must be approved by and conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. The IRB is also responsible for continuing oversight of the approved protocols in active trials. An IRB may require changes in a protocol, and there can be no assurance that an IRB will permit any given trial to be initiated or completed.

     Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, gene therapy clinical trials generally are conducted with a small number of patients, who may or may not be afflicted with a specific disease, to determine the preliminary safety profile. In Phase II, clinical trials are conducted with larger groups of patients afflicted with a specific disease in order to determine preliminary efficacy and optimal dosages and to obtain expanded evidence of safety. In Phase III, large-scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others for market approval. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension or termination of clinical trials if an unwarranted risk is presented to patients. Because gene therapy products are a new category of therapeutics, there can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish to its satisfaction the safety and efficacy of such products.

     FDA marketing approval must be obtained after completion of clinical trials of a new product. The Company expects that its products will be regulated as biologic drugs. According to the FDA's 1993 notice outlining its regulatory approach to somatic and gene therapy products, these products are also subject to the drug provisions of the Federal Food, Drug and Cosmetic Act. This notice also stated, however, that the FDA's regulatory approach may evolve as scientific knowledge increases in the area of somatic and gene therapy. Current regulations relating to biologic drugs will require the Company to submit to the FDA both a Product License Application ("PLA") and an Establishment License Application ("ELA"), which must be approved by the FDA before commercial marketing is permitted. The PLA/ELA must include results of product development activities, preclinical studies and clinical trials, in addition to detailed manufacturing information. FDA approval of PLA/ELAs generally takes at least one year. The process may take substantially longer if the FDA has questions or concerns about a product. The FDA may also request additional data relating to safety or efficacy. Notwithstanding the submission of relevant data, the FDA may ultimately decide that a PLA/ELA does not satisfy its regulatory criteria for approval. The FDA may also modify the scope of the desired claims or require the addition of warnings or other safety-related information and require additional clinical tests following approval to confirm product safety and efficacy (Phase IV trials). Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on marketing a product or in withdrawal of the product from the market, as well as possible civil or criminal sanctions.

     The FDA requires that manufacturers of a product comply with cGMP requirements, both as a condition of product approval and on a continuing basis. In complying with cGMP requirements, manufacturers must expend time, money and effort on a continuing basis in production, record keeping and quality control. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance. Failure to pass such inspections may subject the manufacturer to possible FDA action such as the suspension of manufacturing, seizure of the product, withdrawal of approval or other regulatory sanctions. The FDA may also require the manufacturer to recall a product.

     In addition to regulations enforced by the FDA, the Company is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state and local regulations. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any resulting damages, and any such liability could exceed the Company's resources. See "Risk Factors -- Uncertainty of Governmental Regulatory Requirements; Lengthy Approval Process" and
"-- Hazardous Materials; Environmental Matters."

HUMAN RESOURCES

     At March 31, 1996, Targeted Genetics had 77 employees; 62 of these employees were directly involved in research and development, of whom 18 had Ph.D. or M.D. degrees. A significant number of the Company's management and professional employees have prior experience with other biotechnology or pharmaceutical companies. The Company considers its relations with its employees to be good.

     The Company's success will depend in large part on its ability to attract and retain key employees and scientific advisors. Competition among biotechnology and pharmaceutical companies for highly skilled scientific and management personnel is intense. There can be no assurance that the Company will be successful in retaining its existing personnel or advisors, or in attracting additional qualified employees. See "Risk Factors -- Dependence on Key Personnel and Scientific Collaborators."

FACILITIES

     Targeted Genetics currently occupies approximately 33,000 square feet of laboratory and office space in a single facility in Seattle, Washington. Rental payments in 1995 totaled $396,220. The lease expires on April 1, 1999 and includes options to extend the lease term for three consecutive five-year periods. The Company believes this facility, together with approximately 2,000 square feet of expansion space and space available in an adjoining office complex, will be adequate to meet its projected needs for the next two to three years. Within that time frame, the Company may be required to locate alternative facilities, depending on the Company's growth and development.

                                   MANAGEMENT

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

     The following are the directors, director nominees and executive officers of Targeted Genetics, and their ages as of March 31, 1996, each of whom will serve in the capacities noted until their successors are duly appointed and qualified.

                NAME                   AGE                       POSITION
- -------------------------------------  ---   -------------------------------------------------
H. Stewart Parker....................  40    President, Chief Executive Officer and Director
Barrie J. Carter, Ph.D...............  51    Executive Vice President and Director of Research
                                               and Development
Richard Daifuku, M.D., Ph.D..........  43    Vice President, Clinical Affairs
James A. Johnson.....................  39    Vice President, Finance, Chief Financial Officer,
                                               Treasurer and Secretary
Jeremy Curnock Cook..................  47    Director
Stephen A. Duzan.....................  54    Director
James D. Grant.......................  63    Director
Donald E. O'Neill....................  70    Director
Austin M. Long, III..................  51    Director Nominee
Martin P. Sutter.....................  41    Director Nominee

     The Company's directors are divided into three classes and will serve for terms of three years, with one class being elected by the shareholders each year. The terms of the current directors expire as follows: Stephen A. Duzan and James D. Grant in 1996, H. Stewart Parker in 1997 and Donald E. O'Neill in 1998. Jeremy Curnock Cook was elected to the Board of Directors in July 1995 to fill a vacancy and has been nominated for election at Targeted Genetics' 1996 annual shareholders meeting for a term expiring in 1998.

     Pursuant to the Merger Agreement, the Company's Board of Directors will appoint Austin M. Long, III and Martin P. Sutter as RGene's designees to the Company's Board of Directors. The Company has agreed to cause Messrs. Long and Sutter to be nominated for election at the Company's 1997 annual meeting of shareholders.

     H. STEWART PARKER managed the formation of Targeted Genetics as a wholly owned subsidiary of Immunex and has been President, Chief Executive Officer and a director since the Company's inception in 1989. She served in various capacities at Immunex from August 1981 through December 1991, most recently as Vice President, Corporate Development. Ms. Parker also served as President and a director of Receptech Corporation, a company formed by Immunex in 1989 to accelerate the development of soluble cytokine receptor products, from February 1991 to January 1993, and was Chairperson of the Washington State Biotechnology Association. She received her B.A. and M.B.A. from the University of Washington.

     BARRIE J. CARTER, PH.D. is Executive Vice President and Director of Research and Development of Targeted Genetics. He joined the Company in August 1992. For the previous 22 years he was employed by the NIH in Bethesda, Maryland where he was Chief of the Laboratory of Molecular and Cellular Biology in the National Institute for Diabetes, Digestive and Kidney Diseases from 1982 to 1992. He spent a period of postdoctoral training at the Imperial Cancer Research Fund Laboratories in London, England before joining the NIH. His long-term research interests are in molecular biology of viruses, development of AAV vectors and gene therapy. Dr. Carter serves on the Editorial Boards of Journal of Virology, Gene Therapy Newsletter and Human Gene Therapy, and as an Associate Editor of Virology. He is an Affiliate Professor of Medicine at the University of Washington Medical School. Dr. Carter received his B.Sc. (Honors) from the University of Otago, Dunedin, New Zealand and his Ph.D. in the Biochemistry Department of the University of Otago Medical School.

     RICHARD DAIFUKU, M.D., PH.D. joined the Company in January 1995 as Vice President, Clinical Affairs. From January 1992 to January 1995, Dr. Daifuku served in a variety of positions at Amgen Corporation, a biotechnology company, including Associate Director, Infectious Diseases and Product Development Team Leader. From June 1990 to January 1992, he was Associate Medical Director at Cetus Corporation, a biotechnology company, and a Clinical Instructor at the University of California at San Francisco. Dr. Daifuku is board-certified in internal medicine and, from 1987 to 1990, completed his fellowship in infectious disease at the UCLA Center for Health Sciences. Dr. Daifuku received his B.A. in biology from Boston University, his M.S. in Environmental Health Sciences from Harvard School of Public Health and his M.D. and Ph.D. in Epidemiology from the University of Washington.

     JAMES A. JOHNSON joined the Company in March 1994 as Vice President, Finance, Chief Financial Officer, Treasurer and Secretary. He was employed by Immunex from January 1988 to February 1994, initially as Director of Finance and as Vice President, Finance beginning in February 1990. Mr. Johnson has served as Treasurer of Targeted Genetics from its inception in 1989 to the present. From November 1989 to January 1993, he also served as Treasurer and Assistant Secretary of Receptech Corporation. He received his B.A. from the University of Washington.

     JEREMY CURNOCK COOK has been a director of the Company since 1995. Mr. Cook is a director of Rothschild Asset Management Limited and has been responsible for the Rothschild Bioscience Unit since 1987. Mr. Cook founded the International Biochemicals Group in 1975, which he subsequently sold to Royal Dutch Shell in 1985, remaining as Managing Director until 1987. He currently serves on the board of directors of Cell Therapeutics Inc., Creative BioMolecules Inc. and Ribozyme Pharmaceuticals Inc., as well as several public and privately held companies outside the United States, including International Biotechnology Trust plc ("IBT").

     STEPHEN A. DUZAN has been a director of the Company since its inception in 1989. He is currently Chairman of the Board and Chief Executive Officer of Key Computer Systems, Inc. He was a co-founder of Immunex, and served as its Chief Executive Officer and as a director from its formation in 1981 until his retirement in September 1993. He also served as President of Immunex from 1981 through 1990. He currently serves as a consultant to Immunex and is on the board of directors of IBT, Ergo Science Corporation and a number of private companies and nonprofit organizations.

     JAMES D. GRANT has been a director of the Company since February 1993. He is a business consultant in addition to serving as the Chairman of the Board of T Cell Sciences, Inc., a biotechnology company ("T Cell"). Mr. Grant previously served as Chairman and Chief Executive Officer of T Cell from 1986 until his retirement in 1992. Previously, he was Vice President of CPC International, Inc., a multinational food and industrial products company, from 1972 to 1986. Mr. Grant served as Deputy Commissioner of the FDA from 1969 to 1972, and was Vice Chairman of the Advisory Committee of the FDA from 1990 to 1991. Mr. Grant currently serves on the board of directors of Biocompatibles, Ltd. (U.K.) and IBT.

     DONALD E. O'NEILL has been a director of the Company since November 1992. From March 1971 to March 1991, he held various positions at Warner-Lambert Company, a healthcare company, most recently as Executive Vice President, Chairman of International Operations and as a director. He currently serves on the board of directors of Alliance Pharmaceutical Corp., Cytogen Corporation, Immunogen, Inc., New Jersey Resources Corporation, Scios Nova, Inc., MDL Information Systems, Inc. and Fuisz Technologies.

     AUSTIN M. LONG, III will be nominated by the Board of Directors to become a director of the Company upon the closing of the RGene Acquisition. Mr. Long has been the Director of Private Investments at the University of Texas since 1987.

     MARTIN P. SUTTER will be nominated by the Board of Directors to become a director of the Company upon the closing of the RGene Acquisition. Mr. Sutter has been a General Partner of The Woodlands/Essex Management Partners, L.P., a venture capital firm, since September 1994. He has also been the Managing General Partner of The Woodlands Venture Partners, L.P. since October 1988. Mr. Sutter is currently a member of the Biomedical Advisory Board of the Houston Advanced Research Center, Chairman of the Board of Aronex and Zonagen, Inc. and a director of LifeCell Corporation.

SCIENTIFIC ADVISORY BOARD

     The Company has retained a group of scientific advisors to serve on its Scientific Advisory Board. The Scientific Advisory Board provides Targeted Genetics with specific expertise in areas of molecular biology, immunology, cell biology and clinical medicine relevant to the product and technology development efforts now underway at the Company. The Company's scientific advisors are Drs. David Cosman, Philip Greenberg, A. Dusty Miller, Richard Palmiter and George Stamatoyannopoulos. Upon completion of the RGene Acquisition, Drs. Leaf Huang and Mien-Chie Hung are expected to join the Company's Scientific Advisory Board.

     The Scientific Advisory Board meets bimonthly with the Company's scientific personnel and management to discuss the Company's present research and development activities and long-term strategies. The members of the Scientific Advisory Board are employed by entities other than Targeted Genetics and may have commitments to or consulting contracts with other entities that may limit their availability to the Company. With the exception of Dr. Cosman, who is a member of the Scientific Advisory Board in connection with the Company's relationship with Immunex, each member of the Scientific Advisory Board has agreed not to perform services for another person or entity that would create a conflict of interest with the services provided to the Company, although there can be no assurance that such a conflict will not arise. Under such agreements, inventions or processes discovered by members of the Scientific Advisory Board in their capacity as such will not, unless invented or discovered in the course of providing consulting services to Targeted Genetics, including pursuant to the collaborative agreements provided in this Prospectus, become the property of the Company, but will remain the property of such members or their employers. See "Business -- Research Collaborations and Licensing Agreements."

     DR. COSMAN has been a member of the Scientific Advisory Board since 1995. Since 1988, Dr. Cosman has been Vice President, Molecular Biology at Immunex. In 1980, Dr. Cosman received his Ph.D. in Microbiology from the Pennsylvania State University College of Medicine.

     DR. GREENBERG has been a member of the Scientific Advisory Board since February 1992. He joined the University of Washington School of Medicine in 1976, and since 1988 has been a Professor of Immunology and Oncology. He has been a member of the Hutchinson Center since 1976, where he has pioneered techniques for adoptive immunotherapy as a cancer treatment. He has served on various National Cancer Institute and NIH committees and study sections, including the Clinical Cancer Program Project Review Committee, the Special Study Section for the Biological Response Modifiers Program, the Immunobiology Study Section and the U.S.-Japan Cancer Research Cooperation Program. He has served as an editor for various journals, including Journal of Immunology, Journal of the National Cancer Institute, Journal of Gene Therapy, Human Gene Therapy and Therapeutic Immunology. Dr. Greenberg received his B.A. from Washington University and his M.D. from the State University of New York.

     DR. MILLER has been a member of the Scientific Advisory Board since February 1992. He is a leading researcher in the field of retroviral vectors, and has developed certain packaging cell lines utilized by the Company in its gene therapy systems. Dr. Miller joined the Hutchinson Center in 1984, where he is a full member of the Department of Molecular Medicine. He is also an Affiliate Professor of Pathology at the University of Washington. The Hutchinson Center has patented several of Dr. Miller's inventions. He currently serves on the editorial boards of several journals, including Somatic Cell and Molecular Genetics and Journal of Virology, and is an associate editor of Human Gene Therapy. He is also a former member of the NIH Recombinant DNA Advisory Committee. Dr. Miller received his B.S. from Brown University and his Ph.D. in pharmacology from Stanford University.

     DR. PALMITER has been a member of the Scientific Advisory Board since February 1992. Since 1981, he has been a Professor of Biochemistry at the University of Washington. Since 1976, Dr. Palmiter has also been an Investigator at the Howard Hughes Medical Institute. Dr. Palmiter is a leading researcher on gene regulation and expression. He is a Fellow of the American Association for the Advancement of Science, a member of the National Academy of Sciences, and a member of the American Academy of Arts and Sciences. He received his A.B. from Duke University and his Ph.D. from Stanford University.

     DR. STAMATOYANNOPOULOS has been a member of the Scientific Advisory Board since February 1992. He is a leader in the field of hemoglobin gene regulation. He has been a Professor of Medicine and Genetics at the University of Washington since 1975 and has served as head of the Division of Medical Genetics, Department of Medicine of the University of Washington. Dr. Stamatoyannopoulos also currently serves as the Director of the Lucille P. Markey Molecular Medicine Center. He is the past-president of the American Society of Hematology. He has served on various NIH committees and international scientific panels. Dr. Stamatoyannopoulos received his M.D. from the University of Athens, Greece.

     DR. HUANG is currently a member of the RGene scientific advisory board and has agreed to join the Company's Scientific Advisory Board upon completion of the RGene Acquisition. He is a leader in the area of lipid-based gene delivery. Dr. Huang is a Professor in the Department of Pharmaceutical Sciences and Director of Liposome Vector Core, Pittsburgh Center for Human Gene Therapy at the University of Pittsburgh. Dr. Huang has been affiliated with the University of Pittsburgh since 1991. Dr. Huang was at the University of Tennessee from 1985 to 1991 and is a founder of RGene.

     DR. HUNG is currently a member of the RGene scientific advisory board and has agreed to join the Company's Scientific Advisory Board upon completion of the RGene Acquisition. He is a leader in the fields of tumor biology and oncogenes. Dr. Hung is Professor of Virology in the Department of Tumor Biology, Section of Virology, at M.D. Anderson and Director of Breast Cancer Basic Research. Dr. Hung has been affiliated with M.D. Anderson since 1986. He is one of the original scientists involved in cloning the Her-2/neu oncogene and is a founder of RGene.

     With the exception of Dr. Cosman, each existing member of the Scientific Advisory Board has been issued Common Stock in consideration for service to the Company. Drs. Greenberg and Miller also receive annual consulting fees pursuant to agreements with the Company. Upon completion of the RGene Acquisition, Drs. Huang and Hung will also receive fees in connection with consulting agreements that are to be entered into after completion of the RGene Acquisition.

DIRECTOR COMPENSATION

     Directors who are employees of Targeted Genetics do not receive any fee for their services as directors. Directors who are not employees of Targeted Genetics are compensated pursuant to the Targeted Genetics Corporation Stock Option Plan for Nonemployee Directors (the "Directors Plan"). Additionally, nonemployee directors are reimbursed for travel expenses incurred in connection with attendance at meetings. See "-- Benefit Plans -- Directors Plan."

COMMITTEES OF THE BOARD AND MEETINGS

     Targeted Genetics has established standing committees of the Board, including Audit and Compensation Committees. Each of these committees is responsible to the full Board, and its activities are therefore subject to approval of the Board. The functions performed by these committees can be summarized as follows:

     AUDIT COMMITTEE. The Audit Committee reviews the corporate accounting and reporting practices, internal accounting controls, audit plans and results, investment policies, and financial reports of Targeted Genetics in order to ensure that Targeted Genetics' assets are appropriately safeguarded and to ensure the quality and integrity of its financial records. Additionally, the Audit Committee recommends to the Board the independent auditors to be retained by Targeted Genetics. The original members of this committee during 1995 were James D. Grant and Donald L. Murfin. After Mr. Murfin's resignation from the Board, the Board appointed Donald E. O'Neill to fill the vacancy on the committee. On October 11, 1995, Jeremy Curnock Cook was appointed to be the third member of this committee.

     COMPENSATION COMMITTEE. The Compensation Committee establishes salaries, incentives and other forms of compensation for directors, officers and other executives of Targeted Genetics. This committee also administers Targeted Genetics' various incentive compensation and benefit plans, including stock option plans, and recommends the establishment of policies relating to such incentive compensation and benefit plans. The members of this committee are Stephen A. Duzan, James D. Grant and Donald E. O'Neill.

EXECUTIVE COMPENSATION

  COMPENSATION SUMMARY

     The following table sets forth certain information with respect to compensation paid by the Company for the fiscal year ended December 31, 1995 and for the two prior fiscal years to (i) the Company's Chief Executive Officer and
(ii) the Company's most highly compensated executive officers whose salary and bonus exceeded $100,000 for services performed during the fiscal year ended December 31, 1995 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                                       ------------
                                               ANNUAL COMPENSATION        SHARES
                                              ----------------------    UNDERLYING        ALL OTHER
    NAME AND PRINCIPAL POSITION      YEAR     SALARY($)     BONUS($)    OPTIONS(#)    COMPENSATION($)(1)
- -----------------------------------  -----    ---------     --------   ------------   ------------------
H. Stewart Parker..................   1995    $ 165,000     $ 41,250      39,186           $    235
  President and Chief Executive       1994      154,000       45,000      50,000                137
  Officer                             1993      140,000           --          --                119
Barrie J. Carter, Ph.D.............   1995      140,000       28,000      26,982              6,018
  Executive Vice President and        1994      132,550       30,000      40,000              5,975
  Director of Research and            1993      120,500           --          --             44,262
  Development
Richard Daifuku, M.D., Ph.D. (2)...   1995      150,974           --      40,000             65,303
  Vice President, Clinical Affairs    1994           --           --          --                 --
                                      1993           --           --          --                 --
James A. Johnson (3)...............   1995      128,000       19,200      25,038                103
  Vice President, Finance, Chief      1994      102,500           --      60,000                 96
  Financial Officer, Treasurer and    1993           --           --          --                 --
  Secretary

- ------------------
(1) For Ms. Parker and Mr. Johnson, consists of excess life insurance premiums; for Dr. Carter, consists of reimbursement for relocation expenses of $38,517 in 1993, extinguishment of debt associated with initial purchases of Common Stock of $5,500 in each of 1993, 1994 and 1995, and excess life insurance premiums of $245, $475 and $518 in 1993, 1994 and 1995, respectively; and for Dr. Daifuku, consists of reimbursement for relocation expenses of $53,079, extinguishment of debt associated with relocation costs of $12,000, and excess life insurance premiums of $224.

(2) Dr. Daifuku began his employment with Targeted Genetics on January 23, 1995.

(3) Mr. Johnson began his employment with Targeted Genetics on March 1, 1994.

  OPTION GRANTS

     The following table sets forth certain information regarding stock options granted during the fiscal year ended December 31, 1995 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL
                                                 INDIVIDUAL GRANTS                        REALIZABLE VALUE AT
                             ----------------------------------------------------------     ASSUMED ANNUAL
                               NUMBER OF        PERCENT OF                                  RATES OF STOCK
                                SHARES         TOTAL OPTIONS                              PRICE APPRECIATION
                              UNDERLYING        GRANTED TO       EXERCISE                 FOR OPTION TERM(3)
                                OPTIONS        EMPLOYEES IN        PRICE     EXPIRATION   -------------------
            NAME             GRANTED(#)(1)   FISCAL YEAR(1)(2)   ($/SHARE)      DATE       5%($)      10%($)
- ---------------------------- -------------   -----------------   ---------   ----------   --------   --------
H. Stewart Parker...........     39,186             17.6%          $4.00      1/27/2005   $ 98,575   $249,810
Barrie J. Carter, Ph.D. ....     26,982             12.1%           4.00      1/27/2005     67,875    172,009
Richard Daifuku, M.D.,
  Ph.D. ....................     40,000             17.9%           4.00      1/27/2005    100,623    254,999
James A. Johnson............     25,038             11.2%           4.00      1/27/2005     62,985    159,616

- ------------------
(1) Options are granted at the fair market value on the date of grant and generally vest over five years with 20% of each grant becoming exercisable annually beginning on the first anniversary of the date of grant. Certain changes in control of Targeted Genetics can trigger accelerated vesting of stock options and rights to related payments.

(2) Options to purchase 223,237 shares of Common Stock were granted by the Company to its employees during 1995.

(3) The dollar amounts under these columns are the result of calculations at assumed rates of 5% and 10% and are not intended to forecast future appreciation. No value will be realized if the stock price does not exceed the exercise price of the options.

  OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth certain information as of December 31, 1995, regarding options held by the Named Executive Officers. None of such individuals exercised any options during the fiscal year ended December 31, 1995.

                 AGGREGATED FISCAL 1995 YEAR-END OPTION VALUES

                                                      NUMBER OF SHARES
                                                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                         OPTIONS AT               IN-THE-MONEY OPTIONS
                                                     FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)(1)
                                                 ---------------------------   ---------------------------
                     NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -----------------------------------------------  -----------   -------------   -----------   -------------
H. Stewart Parker..............................     34,000         95,186       $ 128,220      $ 170,353
Barrie J. Carter, Ph.D.........................      8,000         58,982           5,040         64,141
Richard Daifuku, M.D., Ph.D....................         --         40,000              --         65,200
James A. Johnson...............................     12,000         73,038          27,560        151,052

- ------------------
(1) Represents the aggregate number of outstanding options multiplied by the difference between $5.63 (the closing price of the Common Stock as reported on the Nasdaq National Market on December 29, 1995) and the exercise price of such options.

BENEFIT PLANS

  1992 RESTATED STOCK OPTION PLAN

     The Company's 1992 Restated Stock Option Plan (the "1992 Option Plan"), which was amended and restated in March 1994, provides for the grant of options to acquire a maximum of 1,400,000 shares of Common Stock. The Company's Board of Directors has adopted a proposal, subject to approval by the Company's shareholders at the 1996 annual shareholders meeting, to increase such option pool to 2,000,000 shares of Common Stock. As of March 31, 1996, options to purchase 61,300 shares of

Common Stock granted under the 1992 Option Plan had been exercised, options to purchase 1,138,014 shares of Common Stock were outstanding and options to purchase 200,686 shares of Common Stock remained available for grant. The outstanding options were held by 77 individuals and were exercisable at a weighted average exercise price of $3.15 per share. Outstanding options to purchase an aggregate of 683,129 shares were held by employees who are not officers or directors of the Company.

     The 1992 Option Plan permits the granting of incentive stock options ("ISOs") to employees or nonqualified stock options ("NSOs") to employees, directors, officers, agents, consultants, advisors and independent contractors (any such person, an "Optionee") at the discretion of the administrator of the 1992 Option Plan (the "Plan Administrator"). The Compensation Committee of the Board of Directors is currently the Plan Administrator. Subject to the terms of the 1992 Option Plan, the Plan Administrator determines the terms and conditions of options granted under the 1992 Option Plan, including the exercise price. The maximum number of shares with respect to which an option or options may be granted to any Optionee in any taxable year may not exceed 200,000 shares. Additionally, the 1992 Option Plan provides that the Plan Administrator must establish an exercise price for ISOs that is not less than the fair market value per share at the date of grant. Each option must expire within ten years of the date of grant. However, if ISOs are granted to persons owning more than 10% of the voting stock of the Company, the 1992 Option Plan provides that the exercise price shall not be less than 110% of the fair market value per share on the date of grant and that the ISOs' term shall not exceed five years. NSOs generally expire ten years from the date of grant. Unless otherwise provided by the Plan Administrator, options granted under the 1992 Option Plan vest at a rate of 20% per year over a five-year period.

     During an Optionee's lifetime, an option is exercisable only by the Optionee and no option may be transferred by the Optionee other than by will or the laws of descent and distribution or, in the case of NSOs, pursuant to a qualified domestic relations order (as defined in the Internal Revenue Code of 1986, as amended); provided, however, that to the extent permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Plan Administrator may permit a recipient of an option to transfer such option or designate, by giving written notice to the Plan Administrator, a person who may exercise the option after such Optionee's death. An Optionee whose relationship with the Company or any related corporation ceases for any reason (other than termination for cause, death or total disability, as such terms are defined in the 1992 Option Plan) may exercise, in the three-month period following such cessation (unless such options terminate or expire sooner by their terms), or such longer period as determined by the Plan Administrator, that portion of the Optionee's options that is exercisable at the time of such cessation. In the event the Optionee is terminated for cause, the options terminate upon the Company's discovery of such cause. In the event the Optionee dies or becomes totally disabled, the options vested as of the date of death or total disability may be exercised prior to the earlier of the option's specified expiration date or one year from the date of the Optionee's death or disability.

     Unexercised options granted under the 1992 Option Plan terminate upon the occurrence of certain events, including certain mergers. In a stock merger, the options would convert into options to purchase shares of the other corporation involved in the merger, unless the Company and such other corporation, in their sole discretion, determine that such options shall terminate. The converted options would continue to vest in accordance with the vesting requirements of the 1992 Option Plan. Upon the occurrence of a consolidation, reorganization or sale of assets of the Company other than a stock merger, Optionees may exercise such options immediately prior to such transaction without regard to whether the vesting requirements have been satisfied.

     Shares subject to options granted under the 1992 Option Plan that have lapsed or terminated may again be subject to options granted under the 1992 Option Plan. Furthermore, the Plan Administrator may offer to exchange new options for existing options, with the shares subject to the existing options being again available for grant under the 1992 Option Plan. Unless sooner terminated by the Board of Directors, the 1992 Option Plan terminates on January 21, 2002.

  DIRECTORS PLAN

     The Directors Plan was approved by the Board of Directors and by the Company's shareholders in March 1994. An aggregate of 120,000 shares of Common Stock may be issued under the Directors Plan. The Directors Plan provides for automatic grants of NSOs to nonemployee directors of Targeted Genetics at an exercise price equal to the fair market value per share on the date of grant. On June 1, 1994, the effective date of the Directors Plan, an option to purchase 3,000 shares of Common Stock was automatically awarded to each nonemployee director. In the future, each nonemployee director who is initially elected or appointed to the Board will, upon such election or appointment, be automatically granted an option to purchase 15,000 shares of Common Stock. In addition, the Directors Plan provides for the annual grant of options to purchase 5,000 shares of Common Stock to each continuing nonemployee director. Any options granted after the effective date of the Directors Plan vest in three equal annual installments beginning one year after the date of grant. The options that were granted on the effective date of the Directors Plan became fully exercisable on June 1, 1995, 12 months after such effective date. As of March 31, 1996, options to purchase 39,000 shares of Common Stock had been granted under the Directors Plan. Messrs. Duzan, Grant and O'Neill each received options in 1995 to purchase 5,000 shares of Common Stock. Mr. Cook received an option to purchase 15,000 shares of Common Stock upon his appointment to the Board in July 1995.

     During a nonemployee director's lifetime, an option granted under the Directors Plan may be exercised only by such optionee and is nontransferable other than by will or the laws of descent and distribution; provided, however, that to the extent permitted by Rule 16b-3 under the Exchange Act, the Plan Administrator, which is currently the Board of Directors, may permit a recipient of an NSO to designate, by giving written notice to the Plan Administrator, a person who may exercise the option after such optionee's death. Options expire within ten years of the date of grant or, if earlier, three months after a nonemployee director's termination of service as a director or 12 months after a nonemployee director's death.

     Unexercised options granted under the Directors Plan terminate upon the occurrence of certain events, including mergers. In a stock merger, the options would convert into options to purchase shares of the other corporation involved in the merger, unless Targeted Genetics and such other corporation, in their sole discretion, determine that such options shall terminate. Optionees may exercise options immediately prior to the occurrence of a consolidation, reorganization or sale of assets of Targeted Genetics other than a stock merger without regard to whether the vesting requirements have been satisfied.

     Unless sooner terminated by either the Board of Directors or the shareholders of Targeted Genetics, the Directors Plan will terminate on March 2, 2004.

                              CERTAIN TRANSACTIONS

     Targeted Genetics was formed in 1989 as a subsidiary of Immunex, a biotechnology company that develops immunoregulatory proteins as therapeutics. Immunex owns 2,613,122 shares of Targeted Genetics' Common Stock.

     Subject to availability of resources, Immunex has agreed to provide certain services to Targeted Genetics in areas such as immunology, clinical and regulatory affairs, quality control, administration and consulting by specific Immunex employees. Targeted Genetics reimburses Immunex for these services on a fully burdened cost basis. During the years ended December 31, 1994 and 1995, Targeted Genetics incurred expenses of $83,915 and $29,249, respectively, for such services.

     Between July 13, 1995 and July 17, 1995, Targeted Genetics issued an aggregate of 830,598 units (the "Units"), consisting of four shares of Common Stock and one warrant ("Warrant") to purchase one share of Common Stock, in a self-managed public offering at a price of $15 per Unit. The Warrants are convertible into shares of Common Stock. The purchasers of the Units included, among others, the following greater-than-5% shareholders of the Company:

                                      NAME                                    NO. OF UNITS
    ------------------------------------------------------------------------  ------------
    International Biotechnology Trust plc...................................     300,000
    State of Wisconsin Investment Board.....................................     100,000
    T. Rowe Price Associates, Inc...........................................     135,000
    Oracle Partners, L.P. and affiliates....................................     100,000

See "Description of Capital Stock -- Warrants -- 1995 Unit Offering."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of March 31, 1996, certain information with respect to the beneficial ownership of shares of Common Stock by (i) each person known by Targeted Genetics to own beneficially more than 5% of the shares of Common Stock, (ii) each director and director nominee of Targeted Genetics,
(iii) each of the Named Executive Officers, and (iv) all directors and executive officers of Targeted Genetics as a group. Except as otherwise noted, the information in the following table does not reflect the issuance of shares of Common Stock in connection with the RGene Acquisition. In addition, except as otherwise noted, Targeted Genetics believes that the beneficial owners of the shares of Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                                                                PERCENT BENEFICIALLY
                                                               NUMBER OF               OWNED
                                                                 SHARES        ----------------------
                                                              BENEFICIALLY      BEFORE       AFTER
            NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED         OFFERING   OFFERING(1)
- ------------------------------------------------------------  ------------     --------   -----------
5% OWNERS:
  Immunex Corporation.......................................    2,613,122        21.1%        13.4%
     51 University Street
     Seattle, WA 98101
  International Biotechnology Trust plc.....................    1,500,000(2)     11.8%         7.6%
     c/o Rothschild Asset Management Limited
     Five Arrows House
     St. Swithin's Lane
     London, EC4N 8NR England
  State of Wisconsin Investment Board.......................    1,112,500(3)      8.9%         5.7%
     121 East Wilson Street
     P.O. Box 7842
     Madison, WI 53707
  T. Rowe Price Associates, Inc. ...........................      670,000(4)      5.3%         3.4%
     100 East Pratt Street
     Baltimore, MD 21202
  Oracle Partners, L.P. and affiliates......................      651,000(5)      5.2%         3.3%
     712 Fifth Avenue, 45th Floor
     New York, NY 10019
DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS:
  H. Stewart Parker.........................................      178,502(6)      1.4%       *
  Barrie J. Carter, Ph.D. ..................................      140,061(7)      1.1%           *
  Richard Daifuku, M.D., Ph.D. .............................        8,000(8)        *            *
  James A. Johnson..........................................       28,008(9)        *            *
  Jeremy Curnock Cook.......................................    1,500,000(2)     11.8%         7.6%
  Stephen A. Duzan..........................................       16,130(10)       *            *
  James D. Grant............................................       10,200(8)        *            *
  Donald E. O'Neill.........................................       20,200(11)       *            *
  Austin M. Long, III.......................................           --          --          1.1%(12)
  Martin P. Sutter..........................................           --          --          8.1%(13)
  All Directors, Director Nominees and Executive Officers as
     a group (10 persons)...................................    1,901,101(14)    14.8%        18.5%(15)

- ------------------
  *  Less than 1%.

 (1) Assumes the issuance of 3,636,634 shares of Common Stock in the RGene Acquisition.

 (2) Represents 1,200,000 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock owned by International Biotechnology Trust plc ("IBT"), an investment trust the shares of which are traded on the London Stock Exchange. Mr. Cook is a managing director of Rothschild Asset Management Limited, the investment manager and secretary of IBT, and thereby has power to direct IBT's investments. Mr. Cook disclaims beneficial ownership of the securities owned by IBT.

 (3) Includes warrants to purchase 100,000 shares of Common Stock.

 (4) Represents 535,000 shares of Common Stock and warrants to purchase 135,000 shares of Common Stock owned by T. Rowe Price New Horizons Fund, Inc., for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments and/or sole power to vote the securities. Although for purposes of the Exchange Act Price Associates is deemed to be a beneficial owner of such securities, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

 (5) Represents 551,000 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock owned by Oracle Partners, L.P. and affiliated investment limited partnerships, of which Larry N. Feinberg is the managing general partner and over which Mr. Feinberg has investment discretion. Mr. Feinberg has the power to vote, direct the vote of, dispose of or direct the disposition of all such securities.

 (6) Includes warrants to purchase 3,333 shares of Common Stock and 41,837 shares subject to options that may be exercised within 60 days.

 (7) Includes warrants to purchase 1,333 shares of Common Stock and 13,396 shares subject to options that may be exercised within 60 days.

 (8) Represents shares subject to options that may be exercised within 60 days.

 (9) Includes warrants to purchase 600 shares of Common Stock and 25,008 shares subject to options that may be exercised within 60 days.

(10) Includes warrants to purchase 1,666 shares of Common Stock and 7,800 shares subject to options that may be exercised within 60 days.

(11) Includes warrants to purchase 2,000 shares of Common Stock and 10,200 shares subject to options that may be exercised within 60 days.

(12) Represents 208,557 shares of Common Stock to be issued to the University of Texas Board of Regents in the RGene Acquisition. Mr. Long is the Director of Private Investments at the University of Texas and thereby has power to vote the securities. Although for purposes of the Exchange Act Mr. Long is deemed to be the beneficial owner of such securities, Mr. Long expressly disclaims that he is, in fact, the beneficial owner of such securities.

(13) Represents 444,421 shares of Common Stock to be issued to Aronex in the RGene Acquisition, 370,031 shares of Common Stock to be issued to The Woodlands Venture Fund, L.P. in the RGene Acquisition and 771,280 shares of Common Stock to be issued to The Woodlands/Essex Venture Partners III, L.P. in the RGene Acquisition. Mr. Sutter is Chairman of the Board of Aronex. In addition, he is (i) a General Partner of The Woodlands/Essex Management Partners, L.P., which is the General Partner of The Woodlands/Essex Venture Partners III, L.P., and (ii) the Managing General Partner of The Woodlands Venture Partners, L.P., which is the General Partner of The Woodlands Venture Fund, L.P., and thereby has the power to vote the securities. Although for purposes of the Exchange Act Mr. Sutter is deemed to be the beneficial owner of such securities, Mr. Sutter expressly disclaims that he is, in fact, the beneficial owner of such securities.

(14) Includes 1,200,000 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock owned by IBT, which are attributable to Mr. Cook; also includes additional warrants to purchase 8,932 shares of Common Stock and 116,441 shares subject to options that may be exercised within 60 days.

(15) Includes, in addition to the 1,901,101 shares of Common Stock listed in the table, 208,557 shares of Common Stock to be issued to the University of Texas Board of Regents in the RGene Acquisition, which are attributable to Mr. Long, and 444,421 shares of Common Stock to be issued to Aronex in the RGene Acquisition, 370,031 shares of Common Stock to be issued to The Woodlands Venture Fund, L.P. in the RGene Acquisition and 771,280 shares of Common Stock to be issued to The Woodlands/Essex Venture Partners III, L.P. in the RGene Acquisition, all of which are attributable to Mr. Sutter. See footnotes (12) and (13) above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 6,000,000 shares of Preferred Stock, par value $.01 per share. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and are not entitled to cumulative voting rights with respect to the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 6,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. No shares of Preferred Stock are currently outstanding. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  Equipment Financing Transactions

     In conjunction with equipment financing transactions completed in December 1993 through October 1995, the Company issued warrants (the "Equipment Financing Warrants") to purchase an aggregate of 62,016 shares of Common Stock at an average exercise price of $6.00 per share, expiring through December 2003. The Equipment Financing Warrants may be exercised for cash or on a cashless basis, whereby the holder tenders the number of shares necessary to satisfy the exercise price. Holders of the Equipment Financing Warrants are entitled to certain rights with respect to registration under the Securities Act of the shares of Common Stock issuable upon exercise of such warrants. See
"-- Registration Rights."

  1995 Unit Offering

     In July 1995, the Company completed a self-managed public offering of 830,598 Units, consisting of four shares of Common Stock and one Warrant. The Warrants were issued under a Warrant Agreement dated July 7, 1995 between Targeted Genetics and First Interstate Bank of Washington, N.A., as Warrant Agent. The Warrants were immediately exercisable upon issuance at an exercise price of $4.68 per share (the "Exercise Price") and will expire on July 31, 1997. From and after the sale and issuance of the Units, the Warrants and the shares of Common Stock traded separately. As of May 24, 1996, 769,598 of such Warrants were outstanding.

     In case of any reclassification or capital reorganization, or in case of any consolidation or merger of Targeted Genetics with or into another corporation or any sale, lease or transfer to another corporation of all or substantially all the assets of Targeted Genetics, the holder of each outstanding Warrant will have the right, upon subsequent exercise of a Warrant, to purchase the kind and amount of shares of stock or other securities and property receivable upon such reclassification, capital reorganization, consolidation, merger, sale, lease or transfer by a holder of the number of shares of Common Stock that would have been received upon the exercise of such Warrant immediately prior thereto, and the Exercise Price will be appropriately adjusted. The Warrants do not confer upon the holder any voting or preemptive rights, or any other rights as a shareholder of Targeted Genetics.

CERTAIN CHARTER PROVISIONS AND WASHINGTON LAW

     The Articles of Incorporation and Bylaws of the Company include provisions that may have the effect of impeding a hostile takeover of the Company. The Articles of Incorporation and Bylaws provide for a classified Board of Directors consisting of three classes of directors. The Company's directors may be removed only for cause by shareholders holding not less than two-thirds of the shares entitled to elect the director or directors whose removal is sought. The Articles of Incorporation and Bylaws direct that special meetings of the Company's shareholders may be called only by the Board of Directors, the Chairman of the Board or the President of the Company or at the direction of 30% of the Company's shareholders. The Bylaws require that shareholder nominations for directors to be elected to the Board of Directors be made pursuant to timely notice and in proper written form to the Secretary of the Company. To be timely, the shareholders' notice must be received by the Company not less than 60 or more than 90 days prior to an annual meeting (or within 10 days of the mailing by the Company of notice of the date of the annual meeting if such Company notice is made less than 60 days prior to the date of the annual meeting) and no more than seven days following the date on which notice is given to shareholders if the election is to take place at a special meeting. There are also specific content requirements for such notice. Requests to present matters to the shareholders at an annual meeting must also be received by the Company not less than 60 or more than 90 days prior to the meeting, and such requests must meet specific content requirements.

     These provisions, as well as the availability of Preferred Stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors, and may deter any potential unfriendly offers or other efforts to obtain control of the Company, thereby possibly depriving the Company's shareholders of opportunities to realize a premium for their Common Stock, and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of the Company to negotiate terms acceptable to the Board of Directors.

     Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. First, subject to certain exceptions, including approval of the transaction by a majority of the corporation's disinterested directors or the satisfaction of a statutory "fair price" provision, a merger, sale of assets or liquidation of a corporation involving an "Interested Shareholder" (defined as a person who owns beneficially 20% or more of the corporation's outstanding voting securities) must be approved by the holders of two-thirds of the corporation's outstanding voting securities, other than those of the Interested Shareholder. A corporation may, in its articles of incorporation, exempt itself from coverage of this provision. The Company has not done so. Washington law also prohibits a corporation, with certain exceptions, from engaging in certain significant business transactions with a person or group of persons that holds 10% or more of the Company's outstanding voting securities for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, such person or group of persons or allowing such person or group of persons to receive any disproportionate benefit as a shareholder. A corporation may not "opt out" of this statute. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors -- Concentration of Ownership and Antitakeover Considerations."

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     The Company's Bylaws contain provisions indemnifying the Company's directors and officers to the fullest extent permitted by law. The Company has also entered into indemnity agreements pursuant to which it has agreed, among other things, to indemnify its directors and executive officers against certain liabilities. In addition, the Articles of Incorporation contain provisions limiting the personal liability of directors to the Company or its shareholders to the fullest extent permitted by law.

REGISTRATION RIGHTS

     The holders of an aggregate of 7,505,155 shares of Common Stock are entitled to certain registration rights as set forth below:

  RGene Acquisition

     Under the terms of the Merger Agreement, the RGene stockholders are entitled to certain registration rights with respect to 3,636,364 shares of Common Stock issuable to such stockholders upon the closing of the merger, as well as up to $5 million of Common Stock issuable in connection with the achievement of certain milestones. Subject to certain limitations, the Company must register 50% of such shares under the Securities Act prior to the one-year anniversary of the closing of the RGene Acquisition. The Company has agreed to cause such registration to remain effective for a period ending 24 months after completion of the RGene Acquisition. See "RGene Acquisition."

  Registration Rights Agreement

     Pursuant to the terms of a Registration Rights Agreement, dated as of April 27, 1992 (the "Registration Rights Agreement"), between the Company and certain of the Company's shareholders, including Immunex, such shareholders are entitled to certain registration rights with respect to 3,806,775 shares of Common Stock (the "Registrable Securities"). Subject to certain limitations in the Registration Rights Agreement, the holders of at least 30% of the Registrable Securities, and their permitted transferees, may require that the Company, on two occasions, use its best efforts to register such securities for public resale. In addition, if the Company registers any shares of Common Stock either for its own account or for the accounts of other holders of Common Stock, the parties to the Registration Rights Agreement are entitled to include their Registrable Securities in such registration, subject to the ability of any underwriters to limit the number of shares included in the offering to no less than 20% of such offering. The parties to the Registration Rights Agreement also may require the Company, not more than once in any 12-month period, to register all or a portion of their Registrable Securities on Form S-3, provided, among other things, that the proposed aggregate selling price is at least $1 million.

     Of the Registrable Securities, 1,193,653 shares are available for immediate sale in the public market under Rule 144(k). The 2,613,122 shares of Common Stock held by Immunex will be available for sale in the public market 91 days after the date of this Prospectus, subject to the limitations provided in Rule 144.

  Equipment Financing Warrants

     The holders of the Equipment Financing Warrants are entitled to certain registration rights with respect to 62,016 shares issuable upon exercise of such warrants. Generally, such registration rights are comparable to the rights provided to holders of the Registrable Securities under the Registration Rights Agreement, provided that the holders of the Equipment Financing Warrants have no demand registration rights and are entitled to include their securities in a registration statement if and only to the extent that the inclusion of such securities would not reduce the amount of Registrable Securities included in such offering.

     As of May 24, 1996, Equipment Financing Warrants exercisable for the purchase of 40,016 shares of Common Stock had an exercise price at or below the closing sales price for the Common Stock as reported by Nasdaq on such date.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below, for whom Vector Securities International, Inc. ("Vector Securities") and Genesis Merchant Group Securities are acting as representatives (the "Representatives"), have severally agreed to purchase, subject to the terms and conditions of the Underwriting Agreement, and the Company has agreed to sell to the Underwriters, the following respective number of shares of Common Stock.

                                                                                NUMBER OF
                                   UNDERWRITERS                                   SHARES
    --------------------------------------------------------------------------  ----------
    Vector Securities International, Inc......................................
    Genesis Merchant Group Securities.........................................
                                                                                 ---------
    Total.....................................................................   3,500,000
                                                                                 =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereto.

     Vector Securities was retained by the Company to render a fairness opinion to the Targeted Genetics Board of Directors in connection with the RGene Acquisition, for which it received customary fees.

     The executive officers, directors and certain other shareholders of the Company have agreed that they will not, without the prior written consent of Vector Securities International, Inc., offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 90 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Vector Securities International, Inc., offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may grant additional options under its stock option plans, or issue shares upon the exercise of outstanding stock options or warrants.

     In connection with the Offering, certain Underwriters and selling group members (if any) who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two-business-day period before commencement of sales in the Offering. The passive market-making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market-making average daily trading volume in the Common Stock during a price period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Perkins Coie, Seattle, Washington. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois.

                                    EXPERTS

     The financial statements of Targeted Genetics Corporation at December 31, 1993, 1994 and 1995 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of RGene Therapeutics, Inc. appearing in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy or information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street,

N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy or information statements and other information concerning the Company may be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C.

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained herein concerning certain provisions of documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
TARGETED GENETICS CORPORATION
Report of Ernst & Young LLP, Independent Auditors....................................  F-2
Balance Sheets.......................................................................  F-3
Statements of Operations.............................................................  F-4
Statements of Shareholders' Equity...................................................  F-5
Statements of Cash Flows.............................................................  F-6
Notes to Financial Statements........................................................  F-7
RGENE THERAPEUTICS, INC.
Report of Independent Public Accountants.............................................  F-13
Balance Sheets.......................................................................  F-14
Statements of Operations.............................................................  F-15
Statements of Stockholders' Equity...................................................  F-16
Statements of Cash Flows.............................................................  F-17
Notes to Financial Statements........................................................  F-18

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Targeted Genetics Corporation

     We have audited the accompanying balance sheets of Targeted Genetics Corporation (a development stage company) as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995 and the period from March 9, 1989 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Targeted Genetics Corporation (a development stage company) at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the period from March 9, 1989 (date of inception) through December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
February 9, 1996, except for Note 9
as to which the date is April 16, 1996

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31,
                                                        ---------------------------    MARCH 31,
                                                            1994           1995           1996
                                                        ------------   ------------   ------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................  $  2,306,979   $  2,154,814   $  1,526,073
  Securities available for sale.......................     9,167,808     12,287,748     10,352,493
  Deposits, prepaid expenses and other................       254,225        196,150        157,800
                                                        ------------   ------------   ------------
     Total current assets.............................    11,729,012     14,638,712     12,036,366
Property, plant and equipment, net....................     5,038,812      4,959,502      4,990,602
Other assets..........................................       278,057        362,246        354,176
                                                        ------------   ------------   ------------
                                                        $ 17,045,881   $ 19,960,460   $ 17,381,144
                                                        ============   ============   ============

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $    704,804   $    564,403   $    402,510
  Accrued payroll and other liabilities...............       261,562        336,713        229,447
  Current portion of long-term obligations............       584,371        881,210        995,919
                                                        ------------   ------------   ------------
     Total current liabilities........................     1,550,737      1,782,326      1,627,876
Long-term obligations.................................     2,252,999      2,405,298      2,633,765
Commitments
Shareholders' equity:
  Preferred stock, $.01 par value, 6,000,000 shares
     authorized, none outstanding.....................            --             --             --
  Common stock, $.01 par value, 40,000,000 shares
     authorized, 8,958,831, 12,317,183 and 12,397,484
     outstanding at December 31, 1994 and 1995, and
     March 31, 1996, respectively.....................    31,024,884     43,295,436     43,605,225
  Unrealized gains (losses) on securities available
     for sale.........................................      (116,104)        66,319         (5,064)
  Deficit accumulated during development stage........   (17,666,635)   (27,588,919)   (30,480,658)
                                                        ------------   ------------   ------------
     Total shareholders' equity.......................    13,242,145     15,772,836     13,119,503
                                                        ------------   ------------   ------------
                                                        $ 17,045,881   $ 19,960,460   $ 17,381,144
                                                        ============   ============   ============

                See accompanying notes to financial statements.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                    PERIOD FROM                                      PERIOD FROM
                                                                      MARCH 9,                                         MARCH 9,
                                                                        1989                                             1989
                                                                      (DATE OF                                         (DATE OF
                                                                     INCEPTION)          THREE MONTHS ENDED           INCEPTION)
                              YEAR ENDED DECEMBER 31,                 THROUGH                 MARCH 31,                THROUGH
                    -------------------------------------------     DECEMBER 31,     ---------------------------      MARCH 31,
                       1993            1994            1995             1995            1995            1996             1996
                    -----------     -----------     -----------     ------------     -----------     -----------     ------------
                                                                                     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
Revenues:
  Investment
    income........  $   412,076     $   448,822     $   667,835     $  2,077,282     $   132,537     $   183,536     $  2,260,818
  Other...........           --              --         174,625          174,625              --              --          174,625
                    -----------     -----------     -----------     ------------     -----------     -----------     ------------
    Total
      revenues....      412,076         448,822         842,460        2,251,907         132,537         183,536        2,435,443
                    -----------     -----------     -----------     ------------     -----------     -----------     ------------
Expenses:
  Research and
    development...    4,261,154       6,763,549       8,194,913       22,771,120       1,978,316       2,366,032       25,137,152
  General and
 administrative...    1,216,434       1,891,947       2,267,516        6,574,720         701,013         616,862        7,191,582
  Interest........           --         192,671         302,315          494,986          74,840          92,381          587,367
                    -----------     -----------     -----------     ------------     -----------     -----------     ------------
    Total
      expenses....    5,477,588       8,848,167      10,764,744       29,840,826       2,754,169       3,075,275       32,916,101
                    -----------     -----------     -----------     ------------     -----------     -----------     ------------
Net loss..........  $(5,065,512)    $(8,399,345)    $(9,922,284)    $(27,588,919)    $(2,621,632)    $(2,891,739)    $(30,480,658)
                     ==========      ==========      ==========      ===========      ==========      ==========      ===========
Net loss per
  share...........  $     (3.73)    $     (1.40)    $     (0.94)                     $     (0.29)    $     (0.23)
                     ==========      ==========      ==========                       ==========      ==========
Shares used in
  computation of
  net loss per
  share...........    1,359,840       6,005,141      10,532,950                        8,966,194      12,342,748
                     ==========      ==========      ==========                       ==========      ==========
Pro forma,
  assuming
  conversion of
  preferred stock
  to common stock:
  Net loss per
    share.........  $     (0.73)    $     (1.03)    $     (0.94)
                     ==========      ==========      ==========
  Shares used in
    computation of
    net loss per
    share.........    6,955,826       8,151,547      10,532,950
                     ==========      ==========      ==========

                See accompanying notes to financial statements.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
      PERIOD FROM MARCH 9, 1989 (DATE OF INCEPTION) THROUGH MARCH 31, 1996

                                                                                  UNREALIZED
                                                                                     GAINS         DEFICIT
                                                                                  (LOSSES) ON    ACCUMULATED
                                                                    ADVANCES      SECURITIES        DURING         TOTAL
                                       PREFERRED       COMMON         FROM       AVAILABLE FOR   DEVELOPMENT    SHAREHOLDERS'
                                         STOCK          STOCK        IMMUNEX         SALE           STAGE          EQUITY
                                      ------------   -----------   -----------   -------------   ------------   ------------
Net loss from March 9, 1989
  (date of inception) through
  December 31, 1991.................  $         --   $        --   $ 2,807,316     $      --     $(2,807,316)   $        --
  Sale of 1,080,000 shares of common
    stock...........................            --        27,600            --            --              --         27,600
  Issuance of 1,920,000 shares of
    Series A convertible preferred
    stock to Immunex in repayment of
    advances........................     2,807,316            --    (2,807,316)           --              --             --
  Sale of 3,675,986 shares of Series
    B preferred stock, net of
    issuance costs of $772,415......    16,597,399            --            --            --              --     16,597,399
  Issuance of 120,000 shares of
    common stock as compensation....            --        66,000            --            --              --         66,000
  Net loss -- 1992..................            --            --            --            --      (1,394,462)    (1,394,462)
                                      ------------   -----------   -----------     ---------     ------------   -----------
Balance at December 31, 1992........    19,404,715        93,600            --            --      (4,201,778)    15,296,537
  Net loss -- 1993..................            --            --            --            --      (5,065,512)    (5,065,512)
                                      ------------   -----------   -----------     ---------     ------------   -----------
Balance at December 31, 1993........    19,404,715        93,600            --            --      (9,267,290)    10,231,025
  Sale of 2,154,345 shares of common
    stock in initial public
    offering, net of issuance costs
    of $1,404,056...................            --    11,522,014            --            --              --     11,522,014
  Conversion of Series A and B
    preferred stock to 5,595,986
    shares of common stock..........   (19,404,715)   19,404,715            --            --              --             --
  Exercise of stock options.........            --         4,555            --            --              --          4,555
  Unrealized losses on securities
    available for sale..............            --            --            --      (116,104)             --       (116,104)
  Net loss -- 1994..................            --            --            --            --      (8,399,345)    (8,399,345)
                                      ------------   -----------   -----------     ---------     ------------   -----------
Balance at December 31, 1994........            --    31,024,884            --      (116,104)    (17,666,635)    13,242,145
  Sale of 3,322,392 shares of common
    stock and 830,598 warrants, net
    of issuance costs of $214,509...            --    12,244,461            --            --              --     12,244,461
  Exercise of stock options.........            --        26,091            --            --              --         26,091
  Unrealized gains on securities
    available for sale..............            --            --            --       182,423              --        182,423
  Net loss -- 1995..................            --            --            --            --      (9,922,284)    (9,922,284)
                                      ------------   -----------   -----------     ---------     ------------   -----------
Balance at December 31, 1995........            --    43,295,436            --        66,319     (27,588,919)    15,772,836
  Exercise of stock options
    (unaudited).....................            --        11,809            --            --              --         11,809
  Exercise of 61,000 warrants
    (unaudited).....................            --       285,480            --            --              --        285,480
  Expenses paid with 2,461 shares of
    common stock (unaudited)........            --        12,500            --            --              --         12,500
  Unrealized loss on securities
    available for sale
    (unaudited).....................            --            --            --       (71,383)             --        (71,383)
  Net loss -- 1996 (unaudited)......            --            --            --            --      (2,891,739)    (2,891,739)
                                      ------------   -----------   -----------     ---------     ------------   -----------
Balance at March 31, 1996
  (unaudited).......................  $         --   $43,605,225   $        --     $  (5,064)    $(30,480,658)  $13,119,503
                                      ============   ===========   ===========     =========     ============   ===========

                See accompanying notes to financial statements.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                         PERIOD FROM
                                                                        MARCH 9, 1989
                                                                          (DATE OF                                   PERIOD FROM
                                                                         INCEPTION)                                 MARCH 9, 1989
                                     YEAR ENDED DECEMBER 31,               THROUGH         THREE MONTHS ENDED         (DATE OF
                            -----------------------------------------   DECEMBER 31,            MARCH 31,            INCEPTION)
                               1993           1994           1995           1995        -------------------------      THROUGH
                            -----------   ------------   ------------   -------------      1995          1996         MARCH 31,
                                                                                        -----------   -----------       1996
                                                                                        (UNAUDITED)   (UNAUDITED)   -------------
                                                                                                                     (UNAUDITED)
Operating activities:
  Net loss................  $(5,065,512)  $ (8,399,345)  $ (9,922,284)  $(27,588,919)   $(2,621,632)  $(2,891,739)  $(30,480,658)
  Adjustments to reconcile
    net loss to net cash
    used in operating
    activities:
    Expenses paid with
      common stock........           --             --             --         66,000             --        12,500         78,500
    Depreciation and
      amortization........      411,652      1,264,848      1,484,549      3,162,881        340,023       446,855      3,609,736
    (Increase) decrease in
      deposits, prepaid
      expenses and
      other...............       (8,610)      (161,827)       (49,865)      (295,290)       (26,850)        3,350       (291,940)
    (Increase) decrease in
      accrued interest on
      securities available
      for sale............      124,180        (29,750)        (9,287)       (82,928)       (14,931)       11,038        (71,890)
    Increase (decrease) in
      current
      liabilities.........      133,735         88,493        (17,955)       769,991       (114,941)     (184,562)       585,429
                            -----------   ------------   ------------   ------------    ------------  ------------  ------------
        Net cash used in
          operating
          activities......   (4,404,555)    (7,237,581)    (8,514,842)   (23,968,265)    (2,438,331)   (2,602,558)   (26,570,823)
Investing activities:
  Purchases of property,
    plant and equipment...   (4,546,933)      (885,604)    (1,335,876)    (7,170,597)      (272,764)     (519,482)    (7,690,079)
  Purchases of securities
    available for sale....   (8,770,199)   (12,990,428)   (13,047,852)   (55,090,522)    (1,972,886)   (1,513,869)   (56,604,391)
  Sales of securities
    available for sale....   14,049,110      9,369,127     10,119,622     42,952,020      2,838,299     3,366,703     46,318,723
  Increase in other
    assets................     (199,749)      (177,500)       (76,500)      (574,179)       (30,000)           --       (574,179)
                            -----------   ------------   ------------   ------------    ------------  ------------  ------------
        Net cash provided
          by (used in)
          investing
          activities......      532,229     (4,684,405)    (4,340,606)   (19,883,278)       562,649     1,333,352    (18,549,926)
Financing activities:
  Advances from Immunex...           --             --             --      2,807,316             --            --      2,807,316
  Net proceeds from sale
    of capital stock......           --     11,526,569     12,270,552     40,422,120          8,295       297,289     40,719,409
  Proceeds from equipment
    financing.............      806,114      1,950,391      1,089,789      3,846,294        237,459       554,063      4,400,357
  Payments under capital
    leases and installment
    loans.................           --       (412,315)      (657,058)    (1,069,373)      (140,826)     (210,887)    (1,280,260)
                            -----------   ------------   ------------   ------------    ------------  ------------  ------------
        Net cash provided
          by financing
          activities......      806,114     13,064,645     12,703,283     46,006,357        104,928       640,465     46,646,822
                            -----------   ------------   ------------   ------------    ------------  ------------  ------------
Net increase (decrease) in
  cash and cash
  equivalents.............   (3,066,212)     1,142,659       (152,165)     2,154,814     (1,770,754)     (628,741)     1,526,073
Cash and cash equivalents,
  beginning of period.....    4,230,532      1,164,320      2,306,979             --      2,306,979     2,154,814             --
                            -----------   ------------   ------------   ------------    ------------  ------------  ------------
Cash and cash equivalents,
  end of period...........  $ 1,164,320   $  2,306,979   $  2,154,814   $  2,154,814    $   536,225   $ 1,526,073   $  1,526,073
                            ===========   ============   ============   ============    ============  ============  ============
Supplemental disclosures
  of noncash investing and
  financing activities:
  Deferred sales tax on
    leasehold improvements
    and equipment.........  $   363,933   $    114,589   $     16,407   $    509,588    $     9,256   $        --   $    509,588
                            ===========   ============   ============   ============    ============  ============  ============
  Preferred stock issued
    to Immunex in payment
    of advances...........  $        --   $         --   $         --   $  2,807,316    $        --   $        --   $  2,807,316
                            ===========   ============   ============   ============    ============  ============  ============

                See accompanying notes to financial statements.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

1.  ORGANIZATION

     Targeted Genetics Corporation (the "Company") is developing gene therapy products for the treatment of certain acquired and inherited diseases. As a development stage company, the Company has devoted substantially all of its efforts to date to conducting research and development activities, recruiting personnel and raising capital.

     The Company was incorporated in the state of Washington in March 1989 as a wholly owned subsidiary of Immunex Corporation ("Immunex"). In February 1992, the Company issued 1,920,000 shares of Series A convertible preferred stock to Immunex in exchange for the grant of a license to certain technology, settlement of advances from Immunex and cancellation of 40,000 shares of common stock issued by the Company to Immunex on March 28, 1989. At December 31, 1995, Immunex held 21% of the outstanding stock of the Company.

     The Company estimates that, at its current rate of expenditures, its existing cash, cash equivalents and securities available for sale will be sufficient to meet operating requirements through the end of 1996. Accordingly, the Company is pursuing one or more collaborative arrangements with corporate partners, with the intent of generating both research and development funding and equity capital. The Company may also elect to seek additional equity capital via the public or private markets, depending on market conditions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Interim Financial Information

     The financial information at March 31, 1996 and for the three months ended March 31, 1995 and 1996 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the March 31, 1996 period are not necessarily indicative of the results that may be expected for the entire year.

     Cash Equivalents

     The Company considers all short-term investments with a purchased maturity of three months or less to be cash equivalents. Cash equivalents, valued at cost which approximates market, consist principally of money market accounts and short-term government obligations.

     Securities Available for Sale

     Securities available for sale consist primarily of corporate debt securities and U.S. Government notes, all of which mature within two years. Management currently classifies the Company's entire investment portfolio, other than cash equivalents, as securities available for sale. Such securities are stated at market value, with the unrealized gains and losses included in shareholders' equity. The cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity, which are included in investment income. Realized gains and losses and declines in value judged to be other than temporary on securities available for sale are also included in investment income. The cost of securities sold is calculated using the specific identification method.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation of furniture and equipment is provided using the straight-line method over the assets' estimated useful lives, ranging from five to seven years. Furniture and equipment under capitalized leases are amortized over the life of the lease. Leasehold improvements are amortized over the life of the improvements or the term of the lease, whichever is shorter.

     Net Loss Per Share

     Net loss per share is computed based upon the weighted average number of common shares outstanding during the period. Common equivalent shares are not included in the computation because the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common equivalent shares issued during the twelve months prior to the Company's initial public offering have been included in the calculation as if they were outstanding for all periods through March 31, 1994.

     Upon completion of the Company's initial public offering, all 5,595,986 shares of preferred stock converted to common stock. Unaudited pro forma net loss per share reflects the assumption that all such shares had converted to common stock as of the beginning of the periods reported.

     Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 is effective for fiscal years beginning after December 15, 1995. Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, or the fair value method described in Statement No. 123. Companies choosing the intrinsic value method will be required to disclose the pro forma impact of the fair value method on net income and earnings per share. The Company plans to implement Statement No. 123 in 1996 using the intrinsic value method.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

3.  SECURITIES AVAILABLE FOR SALE

     Securities available for sale consist of the following:

                                                              GROSS         GROSS
                                              AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                COST          GAINS         LOSSES         VALUE
                                             -----------    ----------    ----------    -----------
    December 31, 1994:
      U.S. corporate securities............  $ 3,349,999     $  2,961      $ 34,653     $ 3,318,307
      U.S. Government obligations..........    5,933,913           --        84,412       5,849,501
                                              ----------      -------      --------     -----------
                                             $ 9,283,912     $  2,961      $119,065     $ 9,167,808
                                              ==========      =======      ========     ===========
    December 31, 1995:
      U.S. corporate securities............  $ 2,473,549     $  8,803      $     --     $ 2,482,352
      U.S. Government obligations..........    9,747,880       57,516            --       9,805,396
                                              ----------      -------      --------     -----------
                                             $12,221,429     $ 66,319      $     --     $12,287,748
                                              ==========      =======      ========     ===========
    March 31, 1996:
      U.S. corporate securities............  $ 2,398,777     $  3,584      $    191     $ 2,402,170
      U.S. Government obligations..........    7,958,780        7,714        16,171       7,950,323
                                              ----------      -------      --------     -----------
                                             $10,357,557     $ 11,298      $ 16,362     $10,352,493
                                              ==========      =======      ========     ===========

     The gross realized gains on sales of securities available for sale totaled $15,901 and $25,047, and the gross realized losses totaled $55,576 and $48,013 in 1994 and 1995, respectively. For the three months ended March 31, 1995, the gross realized gains on sales of securities available for sale totaled $18,158 and there were no gross realized losses.

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                              DECEMBER 31,
                                                         -----------------------   MARCH 31,
                                                            1994         1995         1996
                                                         ----------   ----------   ----------
                                                                                   (UNAUDITED)
    Furniture and equipment............................  $2,835,223   $3,862,632   $4,241,598
    Leasehold improvements.............................   3,608,599    3,948,678    4,004,597
                                                         ----------   ----------   ----------
                                                          6,443,822    7,811,310    8,246,195
    Less accumulated depreciation and amortization.....   1,405,010    2,851,808    3,255,593
                                                         ----------   ----------   ----------
                                                         $5,038,812   $4,959,502   $4,990,602
                                                         ==========   ==========   ==========

     The Company has leased furniture and equipment, primarily laboratory equipment, under three capital leases. The total cost of furniture and equipment leased at December 31, 1994 and 1995 was $2,009,604 and $2,655,998,
respectively, with related accumulated depreciation of $489,541 and $1,076,712 at December 31, 1994 and 1995, respectively. At March 31, 1996, the total cost of furniture and equipment leased was $3,298,545, and the related accumulated depreciation was $1,238,622.

     At December 31, 1994 and 1995, the Company had pledged furniture and equipment, having a total cost of $616,441 and $853,900, respectively, as collateral under an installment loan agreement. Accumulated depreciation related to these assets was $63,911 and $221,410 at December 31, 1994 and 1995, respectively. At March 31, 1996, the total cost of pledged furniture and equipment was $853,900, and the related accumulated depreciation was $260,924.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

5.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                              DECEMBER 31,
                                                        ------------------------    MARCH 31,
                                                           1994          1995         1996
                                                        ----------    ----------   -----------
                                                                                   (UNAUDITED)
    Deferred state sales tax..........................  $  493,181    $  509,588   $   509,588
    Installment note payable, effective rate of 16.73%
      due in monthly installments through 1999........     741,004       822,214       778,190
    Capitalized lease obligations (see note 7)........   1,603,185     1,954,706     2,341,906
                                                        ----------    ----------    ----------
                                                         2,837,370     3,286,508     3,629,684
    Less current portion..............................     584,371       881,210       995,919
                                                        ----------    ----------    ----------
                                                        $2,252,999    $2,405,298   $ 2,633,765
                                                        ==========    ==========    ==========

     The state of Washington granted the Company a deferral of state sales tax on new construction and equipment used in research and development activities. The related obligation is payable over six years beginning in 1996.

     Principal payments related to long-term obligations for each of the five years ending December 31, 2000 are $881,210, $1,024,238, $658,800, $430,932 and
$162,539, respectively.

6.  SHAREHOLDERS' EQUITY

     Common Stock

     The Company sold 1,200,000 shares of common stock to its scientific advisors and founders in February and November 1992. The Company has the right to repurchase certain of these shares in the event the holder's relationship with the Company terminates. The repurchase rights expire in annual increments ending in 1996. The shares were sold at prices ranging from $0.03 to $0.55 per share. At December 31, 1995, 216,000 shares were subject to repurchase at the original sales price. At March 31, 1996, 24,000 shares were subject to repurchase at the original sales price.

     Stock Options

     The Company has adopted two stock option plans under which 1,520,000 shares of common stock were reserved for issuance. Generally, options vest in annual increments over a three- or five-year period. All options expire ten years from date of grant. Options have been granted at market value or, prior to the Company's initial public offering, at fair value at the date of grant as established by the Company's Board of Directors and, accordingly, no compensation expense has been recorded. As of December 31, 1995, options on 268,620 shares were exercisable and 443,123 shares were available for future grant. As of March 31, 1996, options on 312,126 shares were exercisable and 281,686 shares were available for future grant.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

6.  SHAREHOLDERS' EQUITY (CONTINUED)
     A summary of activity related to the Company's stock option plans follows:

                                                                SHARES UNDER
                                                                   OPTION       OPTION PRICE
                                                                ------------    ------------
    Balance, January 1, 1995..................................      838,000     $0.50 - 6.25
      Cancelled...............................................      (22,860)     0.55 - 6.25
      Granted.................................................      253,237      4.00 - 5.13
      Exercised...............................................      (35,960)     0.50 - 5.00
                                                                  ---------       ----------
    Balance, December 31, 1995................................    1,032,417      0.50 - 6.25


      Cancelled...............................................       (6,920)     0.55 - 5.00
      Granted.................................................      168,357             5.00
      Exercised...............................................      (16,840)     0.50 - 5.00
                                                                ------------    ------------
    Balance, March 31, 1996...................................    1,177,014     $0.50 - 6.25
                                                                 ==========      ===========

     Warrants

     In July 1995, the Company issued warrants to purchase 830,598 shares of common stock in conjunction with an offering of its common stock. The warrants are immediately exercisable at a price of $4.68 per share, expiring July 1997. The Company has issued a total of 62,016 warrants related to equipment financing agreements. The warrants have a weighted average exercise price of $6.00 per share and expire from May 1999 to December 2003. At December 31, 1995 and March 31, 1996, 892,614 shares and 831,614 shares, respectively, of common stock were reserved for these warrants.

7.  LEASE COMMITMENTS

     The Company leases its research and office facility under a noncancellable operating lease that expires April 1, 1999. The lease may be extended under three five-year renewal options at the then prevailing fair market value rental rate.

     Future minimum rental payments under noncancellable leases at December 31, 1995 are as follows:

                                                                   OPERATING      CAPITAL
                                                                   ----------    ----------
    Year ending December 31:
      1996.......................................................  $  433,880    $  873,814
      1997.......................................................     457,446       873,814
      1998.......................................................     474,233       303,740
      1999.......................................................     119,607       358,866
      2000.......................................................          --            --
                                                                   ----------    ----------
    Total minimum lease payments.................................  $1,485,166     2,410,234
                                                                   ==========
    Less amount representing interest............................                   455,528
                                                                                 ----------
    Present value of minimum capitalized lease payments..........                $1,954,706
                                                                                 ==========

     Rent expense under operating leases for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996 was $256,354, $321,307, $396,220 and $101,923, respectively.

                         TARGETED GENETICS CORPORATION

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

8.  INCOME TAXES

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $24.2 million and research and experimental credit carryforwards of approximately $817,000. The carryforwards are available to offset future federal income taxes and begin to expire in 2007. At December 31, 1994 and 1995, the Company recognized a valuation allowance to offset deferred tax assets due to the uncertainty of realizing the related benefits.

     Significant components of the Company's deferred tax assets are as follows:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      1994          1995
                                                                   ----------    ----------
    Deferred tax assets:
      Net operating loss carryforwards...........................  $5,162,000    $8,223,000
      Research and experimental credit carryforwards.............     654,000       817,000
      Depreciation...............................................      29,000       156,000
      Other......................................................      55,000        54,000
                                                                   ----------    ----------
    Total deferred tax assets....................................  $5,900,000    $9,250,000
                                                                   ==========    ==========
    Valuation allowance for deferred tax assets..................  $5,900,000    $9,250,000
                                                                   ==========    ==========

9.  SUBSEQUENT EVENTS

     On April 16, 1996, the Company entered into a definitive merger agreement with RGene Therapeutics, Inc. ("RGene") to acquire 100% of the outstanding stock of RGene. The Company will issue to the RGene stockholders 3,636,364 shares of its common stock. The RGene stockholders will have the right to receive an additional $5 million of the Company's common stock if certain milestones relating to RGene's potential products are achieved prior to December 31, 1998. Completion of the RGene acquisition is subject to customary conditions, including the approval of the shareholders of both companies.

     On April 16, 1996, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell up to 4,025,000 shares of common stock in a public offering.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RGene Therapeutics, Inc.:

     We have audited the accompanying balance sheets of RGene Therapeutics, Inc. (a Delaware corporation in the development stage), as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1994 and 1995, and the period from inception (August 27, 1993) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RGene Therapeutics, Inc., as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995, and the period from inception (August 27, 1993) through December 31, 1995, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has operated as a development stage enterprise since its inception, devoting substantially all of its efforts to financial planning, raising capital and performing research and development. Consequently, as shown in the accompanying financial statements, the Company has not realized any revenues from product sales and has a cumulative loss of $5,075,183 since its inception, all of which raises substantial doubt about its ability to continue as a going concern. Accordingly, the Company's continued existence is dependent upon its ability to obtain additional financing to develop, manufacture and market its products and to attain successful future operations. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts of other current assets and property and equipment or the amount of liabilities that might result should the Company be unable to continue as a going concern.

                                          ARTHUR ANDERSEN LLP

The Woodlands, Texas
April 10, 1996

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,
                                                       ---------------------------
                                                          1994            1995
                                                       -----------     -----------      MARCH 31,
                                                                                          1996
                                                                                       -----------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents..........................  $ 2,300,235     $   239,361     $ 1,677,083
  Other current assets...............................       83,473          84,700         146,235
                                                       -----------     -----------     -----------
     Total current assets............................    2,383,708         324,061       1,823,318
Furniture, equipment and leasehold improvements, net
  of accumulated depreciation of $10,839, $56,828 and
  $70,263, respectively..............................      174,332         176,370         176,179
                                                       -----------     -----------     -----------
     Total assets....................................  $ 2,558,040     $   500,431     $ 1,999,497
                                                       ===========     ===========     ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities...........  $    36,458     $   152,138     $   149,028
  Payable to contract manufacturer...................       74,057         154,997         115,131
  Payable to related parties.........................           --          65,000       1,500,000
  Notes payable to related parties...................           --       1,000,000       1,000,000
                                                       -----------     -----------     -----------
     Total current liabilities.......................      110,515       1,372,135       2,764,159
Commitments and contingencies (Note 9)
Stockholders' equity:
  Undesignated serial preferred stock, $.001 par
     value; 4,196,428 shares authorized; none issued
     and outstanding at December 31, 1994 and 1995
     and March 31, 1996..............................           --              --              --
  Series A convertible preferred stock, $.001 par
     value; 5,803,572 shares authorized; 3,571,430
     issued and outstanding at December 31, 1994 and
     1995 and March 31, 1996.........................        3,571           3,571           3,571
  Common stock, $.001 par value; 15,000,000 shares
     authorized; 3,264,176, 3,394,176 and 3,394,176
     issued and outstanding at December 31, 1994 and
     1995 and March 31, 1996, respectively...........        3,264           3,394           3,394
  Additional paid-in capital.........................    4,020,884       4,196,514       4,353,314
  Deficit accumulated during the development stage...   (1,580,194)     (5,075,183)     (5,124,941)
                                                       -----------     -----------     -----------
     Total stockholders' equity (deficit)............    2,447,525        (871,704)       (764,662)
                                                       -----------     -----------     -----------
          Total liabilities and stockholders'
            equity...................................  $ 2,558,040     $   500,431     $ 1,999,497
                                                       ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                        FOR THE PERIOD
                                                        FROM INCEPTION
                                                       (AUGUST 27, 1993)                                FOR THE PERIOD
                            YEAR ENDED DECEMBER 31,         THROUGH              THREE MONTHS           FROM INCEPTION
                           -------------------------     DECEMBER 31,           ENDED MARCH 31,        (AUGUST 27, 1993)
                              1994          1995             1995          -------------------------        THROUGH
                           -----------   -----------   -----------------      1995          1996           MARCH 31,
                                                                           -----------   -----------         1996
                                                                           (UNAUDITED)   (UNAUDITED)   -----------------
                                                                                                       (UNAUDITED)
Revenues:
  License and other
     fees................  $        --   $   300,000      $   300,000      $        --   $ 2,500,000      $ 2,800,000
  Interest income........       56,266        53,277          109,543           26,092        23,048          132,591
                           -----------   -----------      -----------      -----------   -----------      -----------
          Total
            revenues.....       56,266       353,277          409,543           26,092     2,523,048        2,932,591
Expenses:
  Research and
     development.........      976,786     3,073,268        4,050,054          447,902     2,269,934        6,319,988
  General and
     administrative......      659,674       752,943        1,412,617          194,708       270,772        1,683,389
  Interest expense.......           --        22,055           22,055               --        32,100           54,155
                           -----------   -----------      -----------      -----------   -----------      -----------
          Total
            expenses.....    1,636,460     3,848,266        5,484,726          642,610     2,572,806        8,057,532
                           -----------   -----------      -----------      -----------   -----------      -----------
Net loss.................  $(1,580,194)  $(3,494,989)     $(5,075,183)     $  (616,518)  $   (49,758)     $(5,124,941)
                           ===========   ===========      ===========      ===========   ===========      ===========
Loss per share...........  $     (0.61)  $     (1.06)                      $     (0.19)  $     (0.01)
                           ===========   ===========                       ===========   ===========
Weighted average shares
  used in computing loss
  per share..............    2,598,449     3,289,820                         3,264,176     3,394,176
                           ===========   ===========                       ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

     FOR THE PERIOD FROM INCEPTION (AUGUST 27, 1993) THROUGH MARCH 31, 1996

                                                                                                     DEFICIT
                                                 SERIES A                                          ACCUMULATED
                                             PREFERRED STOCK        COMMON STOCK      ADDITIONAL     DURING          TOTAL
                                            ------------------   ------------------    PAID-IN     DEVELOPMENT   STOCKHOLDERS'
                                             SHARES     VALUE     SHARES     VALUE     CAPITAL        STAGE         EQUITY
                                            ---------   ------   ---------   ------   ----------   -----------   -------------
Balance at inception, August 27, 1993.....         --   $   --          --   $   --   $       --   $       --     $        --
Warrants issued to purchase shares of
  common stock in conjunction with bridge
  loan on September 27, 1993..............         --       --          --       --           --           --              --
Issuance of common stock for cash,
  February 14, 1994, through April 4, 1994
  ($.001 per share).......................         --       --   1,763,462    1,763           --           --           1,763
Issuance of common stock for cash,
  February 24, 1994 ($.01 per share)......         --       --     215,000      215        1,935           --           2,150
Issuance of common stock for license
  agreement rights, April 6, 1994, through
  April 8, 1994 ($.001 per share).........         --       --   1,284,614    1,285           --           --           1,285
Issuance of Series A preferred stock for
  cash, April 8, 1994, through September
  22, 1994 ($1.12 per share)..............  3,571,430    3,571          --       --    3,996,429           --       4,000,000
Issuance of common stock for services,
  August 17, 1994 ($.11 per share)........         --       --       1,100        1          120           --             121
Compensation expense related to stock
  purchase agreements.....................         --       --          --       --       22,400           --          22,400
Net loss..................................         --       --          --       --           --   (1,580,194 )    (1,580,194)
                                            ---------   -------  ---------   -------   ---------   -----------     ----------
Balance, December 31, 1994................  3,571,430    3,571   3,264,176    3,264    4,020,884   (1,580,194 )     2,447,525
Warrants issued to purchase shares of
  common stock in conjunction with bridge
  loan on September 29, 1995..............         --       --          --       --           --           --              --
Issuance of common stock for license
  agreement rights, October 20, 1995 ($.11
  per share)..............................         --       --     130,000      130       14,170           --          14,300
Compensation expense related to stock
  purchase agreements and stock options...         --       --          --       --      161,460           --         161,460
Net loss..................................         --       --          --       --           --   (3,494,989 )    (3,494,989)
                                            ---------   -------  ---------   -------   ---------   -----------     ----------
Balance, December 31, 1995................  3,571,430    3,571   3,394,176    3,394    4,196,514   (5,075,183 )      (871,704)
Compensation expense related to stock
  purchase agreements and stock options
  (unaudited).............................         --       --          --       --      156,800           --         156,800
Net loss (unaudited)......................         --       --          --       --           --      (49,758 )       (49,758)
                                            ---------   -------  ---------   -------   ---------   -----------     ----------
Balance, March 31, 1996...................  3,571,430   $3,571   3,394,176   $3,394   $4,353,314   $(5,124,941)   $  (764,662)
                                            =========   =======  =========   =======   =========   ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                              FOR THE PERIOD
                                                              FROM INCEPTION
                                                             (AUGUST 27, 1993)                               FOR THE PERIOD
                                       DECEMBER 31,               THROUGH              THREE MONTHS          FROM INCEPTION
                                 -------------------------     DECEMBER 31,          ENDED MARCH 31,        (AUGUST 27, 1993)
                                    1994          1995             1995          ------------------------        THROUGH
                                 -----------   -----------   -----------------      1995         1996           MARCH 31,
                                                                                 ----------   -----------         1996
                                                                                 (UNAUDITED)  (UNAUDITED)   -----------------
                                                                                                            (UNAUDITED)
Cash flows from operating
  activities:
  Net loss.....................  $(1,580,194)  $(3,494,989)     $(5,075,183)     $ (616,518)  $   (49,758)     $(5,124,941)
  Adjustments to reconcile net
     loss to net cash used in
     operating activities --
     Depreciation..............       10,839        45,989           56,828          10,063        13,435           70,263
     Issuance of common stock
       for license agreement
       rights..................        1,285        14,300           15,585              --            --           15,585
     Compensation expense
       related to stock
       purchase agreements and
       stock options...........       22,400       161,460          183,860              --       156,800          340,660
     Changes in assets and
       liabilities --
       (Increase) decrease in
          other current
          assets...............      (83,473)       (1,227)         (84,700)         54,983       (61,536)        (146,236)
       Increase (decrease) in
          accounts payable,
          accrued liabilities
          and payable to
          contract
          manufacturer.........      110,515       196,620          307,135            (776)      (42,975)         264,161
       Increase in payable to
          related parties......           --        65,000           65,000              --     1,435,000        1,500,000
                                 -----------   -----------      -----------      -----------  -----------      -----------
          Net cash used in
            operating
            activities.........   (1,518,628)   (3,012,847)      (4,531,475)       (552,248)    1,450,966       (3,080,508)
                                 -----------   -----------      -----------      -----------  -----------      -----------
Cash flows from investing
  activities:
  Purchase of fixed assets.....     (185,171)      (48,027)        (233,198)        (18,347)      (13,244)        (246,443)
                                 -----------   -----------      -----------      -----------  -----------      -----------
          Net cash used in
            investing
            activities.........     (185,171)      (48,027)        (233,198)        (18,347)      (13,244)        (246,443)
                                 -----------   -----------      -----------      -----------  -----------      -----------
Cash flows from financing
  activities:
  Issuance of common stock.....        4,034            --            4,034              --            --            4,034
  Issuance of Series A
     preferred stock...........    4,000,000            --        4,000,000              --            --        4,000,000
  Proceeds from notes
     payable...................           --     1,000,000        1,000,000              --            --        1,000,000
                                 -----------   -----------      -----------      -----------  -----------      -----------
          Net cash provided by
            financing
            activities.........    4,004,034     1,000,000        5,004,034              --            --        5,004,034
                                 -----------   -----------      -----------      -----------  -----------      -----------
Net increase (decrease) in
  cash.........................    2,300,235    (2,060,874)         239,361        (570,595)    1,437,722        1,677,083
Cash and cash equivalents,
  beginning of period..........           --     2,300,235               --       2,300,235       239,361               --
                                 -----------   -----------      -----------      -----------  -----------      -----------
Cash and cash equivalents, end
  of period....................  $ 2,300,235   $   239,361      $   239,361      $1,729,640   $ 1,677,083      $ 1,677,083
                                 ===========   ===========      ===========      ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

1.  ORGANIZATION AND BUSINESS

     RGene Therapeutics, Inc. (the Company), a Delaware corporation in the development stage, was incorporated on August 27, 1993, and effectively commenced operations in 1994. The Company is developing gene therapy products to deliver genes that may provide unique clinical benefits in the treatment of a number of human diseases. The Company's initial research and drug discovery programs are based on inventions by leading scientists at The University of Texas M. D. Anderson Cancer Center (MDACC) and the University of Pittsburgh
(UP).

     The Company is a development stage company and has not yet generated revenue from product sales or other sources, nor is there any assurance that the Company will generate significant revenue in the future. The research and development activities engaged in by the Company involve a high degree of risk and uncertainty. The ability of the Company to successfully develop, manufacture and market its proprietary products is dependent upon many factors. These factors include, but are not limited to, the need for additional financing, attracting and retaining key personnel and consultants, dependence on licenses, patents and know-how, and successfully developing manufacturing, sales and marketing operations. The Company's ability to develop these operations may be immensely impacted by uncertainties related to patents and proprietary technologies, technological change and obsolescence, product development, competition, government regulations and approvals, healthcare reform and product liability exposure. As a result of the aforementioned factors and the related uncertainties, there can be no assurance of the Company's future success.

     The Company believes that its current cash balance will be sufficient to satisfy its funding needs through mid-1996. The Company must raise additional funds during the next 12 months to maintain its research and development activities. The Company's future funding requirements will depend on many factors, including the progress of the Company's research and development and the establishment of other collaborative relationships. Accordingly, the Company is considering all of its financing alternatives, including corporate partnering relationships with pharmaceutical companies to license some of its technology and/or jointly develop products or the combination of the Company with another entity (see Note 10). As a result of the aforementioned factors and the related uncertainties, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts of other current assets and furniture, equipment and leasehold improvements or the amount and classification of liabilities that might result from the outcome of this uncertainty.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Interim financial statements

     The interim financial statements as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited, and certain information and footnote disclosures, normally included in

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) such financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows for the interim periods then ended, have been included. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

     Cash and cash equivalents

     All highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

     Furniture, equipment and leasehold improvements

     Furniture, equipment and leasehold improvements are carried at cost and depreciated on a straight-line basis over the estimated useful economic lives of the assets involved. The estimated useful lives employed in computing depreciation are three to seven years. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs that do not extend the life of assets are charged to expense when incurred.

     Revenue recognition

     Option, license and milestone payments under collaborative agreements are recorded as earned based on the provisions of each agreement.

     Research and development costs

     Costs incurred in connection with research and development activities are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various entities that perform certain research on behalf of the Company. Payments related to the acquisition and patenting of technology rights, for which development work is in process, are expensed and considered a component of research and development costs.

     Loss per share

     Loss per share has been computed by dividing net loss by the weighted average number of shares of common stock outstanding during the periods. During the noted periods, all common stock equivalents were antidilutive.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

3.  FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Furniture, equipment and leasehold improvements consist of the following:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1994         1995
                                                        --------     --------      MARCH 31,
                                                                                     1996
                                                                                  -----------
                                                                                  (UNAUDITED)
    Furniture and equipment...........................  $ 31,094     $ 72,087      $  85,331
    Lab equipment.....................................   146,985      146,706        146,706
    Leasehold improvements............................     7,092       14,405         14,405
                                                        --------     --------       --------
                                                         185,171      233,198        246,442
    Less -- Accumulated depreciation and
      amortization....................................    10,839       56,828         70,263
                                                        --------     --------       --------
                                                        $174,332     $176,370      $ 176,179
                                                        ========     ========       ========

4.  NOTES PAYABLE

     On September 29, 1995, the Company executed $1,000,000 in promissory notes from certain stockholders of the Company. The promissory notes bear interest at prime (8.5 percent at December 31, 1995) and are secured by the Company's patents. The notes matured on December 31, 1995; the principal amount of $1,000,000 and accrued interest of $22,055 and $54,155 are included in current liabilities in the accompanying financial statements as of December 31, 1995 and March 31, 1996, respectively. Management believes that the principal and accrued interest on the notes will be converted into the Company's common stock in conjunction with the contemplated merger (see Note 10).

5.  STOCKHOLDERS' EQUITY

     Series A convertible preferred stock

     For the period from April 1994 through September 1994, the Company issued 3,571,430 shares of Series A convertible preferred stock, at a price of $1.12 per share, for cash proceeds of $4,000,000.

     Series A convertible preferred shares are convertible at the option of the holder into common stock as determined by dividing $1.12 by the conversion price ($1.12 at December 31, 1995) in effect at the time of conversion. At December 31, 1995, the Company reserved 3,571,430 shares of common stock for the conversion of Series A convertible preferred stock. Series A convertible preferred stock shall automatically be converted into common stock upon the closing of a public offering with total proceeds of at least $7,500,000. The holders of Series A convertible preferred stock have the right to vote on all stockholder matters on an as-if-converted basis.

     Series A convertible preferred stockholders may receive dividends at the discretion of the Company's board of directors. To date, no dividends have been declared.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A convertible preferred stock are entitled to receive preference over any distribution to the holders of common stock in the amount of $1.12 per share. The holders of Series A convertible preferred stock have registration rights as defined in the stock purchase agreement.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

5.  STOCKHOLDERS' EQUITY (CONTINUED)
     Warrants

     In connection with the bridge loans provided by two stockholders of the Company, the Company issued each of the two stockholders warrants to purchase 50,000 shares of common stock at a price of $.10 per share. In April 1994, the bridge loans were converted to Series A preferred stock. At the date of issuance, the warrants were estimated to have a de minimis value and, accordingly, the warrants were recorded at zero in the financial statements. The warrants expire if not exercised before September 27, 1998.

     During 1995, the Company issued warrants to purchase $250,000 of common stock in conjunction with the $1,000,000 bridge loans provided by certain stockholders of the Company. The number of shares of common stock to be issued upon exercise of the warrants is to be determined by dividing $250,000 by the price of the next equity financing. According to their original terms, the warrants are exercisable at a price per share equal to the price of the next equity financing and expire on September 28, 2000. In connection with the contemplated merger (see Note 10), the Company and the warrant holders have agreed that the warrants to purchase $250,000 of common stock shall be exercised prior to completion of the merger at a price of $1.40 per share (unaudited) in exchange for 178,571 shares of the Company's common stock. At the date of issuance, the warrants were estimated to have a de minimis value and, accordingly, the warrants have been recorded at zero in the financial statements.

     Options

     During 1995, the board of directors approved the expansion of the incentive stock option pool to a total of the greater of (a) 750,000 shares of common stock or (b) 10 percent of the total common stock issued of the Company. The options under the 1994 Stock Option Plan (the Plan) have a term of 10 years. Options to purchase 388,000 shares of common stock vest upon the achievement of specific milestones. Options to purchase 168,000 shares of common stock vest over a period of five years for each year of employment with the Company. At December 31, 1995 and March 31, 1996, 144,216 and 152,566 options, respectively were exercisable. The Company has recorded $74,100 and $156,800 of compensation expense for the difference between the grant price and the deemed fair value, as of December 31, 1995 and March 31, 1996, respectively, for financial statement presentation purposes related to options which vest based upon the successful completion of milestones.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

5.  STOCKHOLDERS' EQUITY (CONTINUED)
     A summary of stock option activity for the Plan follows:

                                                                   OPTIONS          PRICE
                                                                 OUTSTANDING      PER SHARE
                                                                 -----------     -----------
    Balance at inception (August 27, 1993).....................         --       $        --
      Granted..................................................     52,000       $       .10
                                                                   -------
    Balance at December 31, 1994...............................     52,000       $       .10
      Granted..................................................    505,000       $.10 to .11
      Forfeited................................................     (1,000)      $       .11
                                                                   -------
    Balance at December 31, 1995...............................    556,000       $.10 to .11
      Granted (unaudited)......................................         --       $        --
      Forfeited (unaudited)....................................         --       $        --
                                                                   -------
    Balance at March 31, 1996 (unaudited)......................    556,000       $.10 to .11
                                                                   =======

     Prior to completion of the contemplated merger (see Note 10), in accordance with the Plan, all outstanding stock options shall become immediately exercisable, and will be exercised prior to the merger.

6.  FEDERAL INCOME TAXES

     The Company has had losses since inception and, therefore, has not been subject to federal income taxes. As of December 31, 1995, the Company has generated net operating loss (NOL) carryforwards of approximately $3.2 million and approximately $70,000 of research and development credits available to reduce future income taxes. These carryforwards begin to expire in 2008.

     The Tax Reform Act of 1986 provides for an annual limitation following certain ownership changes on the use of NOL and credit carryforwards that could significantly limit the Company's ability to utilize its carryforwards. The Company's ability to utilize its current and future NOLs to reduce future taxable income and tax liabilities may be limited. Additionally, because United States tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for federal income tax purposes.

     Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS 109, an NOL requires the recognition of a deferred tax asset. As the Company has had cumulative losses and there is no assurance of future taxable income, a valuation allowance has been

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

6.  FEDERAL INCOME TAXES (CONTINUED)
established to fully offset the deferred tax assets at December 31, 1994 and 1995. The components of the Company's deferred tax assets are as follows at December 31, 1994 and 1995:

                                                                    1994           1995
                                                                  ---------     -----------
    Net operating loss carryforwards............................  $ 306,000     $ 1,088,000
    Research and development tax credits........................     27,000          70,000
                                                                  ---------      ----------
              Total deferred tax assets.........................    333,000       1,158,000
    Less -- Valuation allowance.................................   (333,000)     (1,158,000)
                                                                  ---------      ----------
              Net deferred tax assets...........................  $      --     $        --
                                                                  =========      ==========

7.  LICENSE AND RESEARCH AGREEMENTS

     In March 1994, the Company entered into a license agreement with the Board of Regents of The University of Texas System (the System) and MDACC, a component institution of the System, whereby the Company has an exclusive noncancelable worldwide license to certain technology rights. In exchange for the grant of this exclusive license, the Company issued 642,307 shares of its common stock pursuant to the stockholder agreement entered into in April 1994. The Company will pay MDACC for 15 years, beginning with the first commercial sale of a product incorporating the licensed technologies, a royalty based on net sales by the Company or its affiliates or by sublicense agreement of products incorporating any of such technologies. The Company is obligated by the agreement to reimburse any of MDACC's costs that may be incurred in connection with obtaining necessary patents. Failure by the Company to make all commercially reasonable efforts to commercialize a licensed product could result in termination of the license agreement rights.

     In April 1994, the Company entered into an assignment agreement and development agreement with Aronex Pharmaceuticals, Inc. (Aronex), formerly Argus Pharmaceuticals, Inc. The assignment agreement transfers to the Company all rights and obligations with respect to certain technology rights and related patent applications invented by a research scientist licensed under an exclusive license agreement between Aronex and the System. The development agreement provides that the Company bear all costs in funding the research and development of the technology and patent rights assigned above that is performed by Aronex. The development agreement has an initial term of three years. In connection with the above agreements and the sublicense agreement mentioned below, the Company issued 321,154 shares of its common stock at a price of $.001 per share to the research scientist referred to above. In addition, in exchange for the sublicense agreement and assignment agreement described below, the Company issued to Aronex 642,307 shares of its common stock pursuant to a stock purchase agreement.

     In April 1994, the Company entered into a sublicense agreement with Aronex, whereby the Company has an exclusive worldwide sublicense to the technology licensed under Aronex's license agreement with the University of Tennessee Research Corporation (UTRC) dated May 25, 1992. Under the original license agreement between Aronex and UTRC, any sales of licensed products by a sublicensee are subject to royalties based on net sales.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

7.  LICENSE AND RESEARCH AGREEMENTS (CONTINUED)
     In October 1995, the Company entered into a license agreement with UTRC. In consideration for the license granted, the Company paid a license fee of $250,000 to UTRC. As additional consideration, the Company issued 130,000 shares of its common stock at a price of $.11 per share to UTRC, three research scientists and McMaster University. The Company has committed to pay royalties to UTRC in an amount based on net sales of the licensed technology and on any sublicense of the licensed technology. As of December 31, 1995, royalties of $65,000 are payable to UTRC. In addition, pursuant to the agreement, the Company has commitments to UTRC for annual license maintenance fees as follows: $30,000 per year for 1996 through 1999; $40,000 per year for 2000 through 2004; and $50,000 per year for 2005 and each year thereafter during the term of the agreement. As of March 31, 1996, the Company paid $30,000 pertaining to this annual license maintenance fee.

     In October 1994, the Company entered into a license agreement with UP whereby the Company has an exclusive worldwide license to certain technology rights. Upon execution of the agreement, the Company paid UP an initial license fee of $15,000. The Company has committed to pay an additional $35,000 immediately upon the filing of the first patent application with respect to the licensed technology. The Company has committed to pay royalties to UP in an amount based on net sales of the licensed technology.

     In August 1995, the Company entered into a nonexclusive license agreement with QIAGEN GmbH (Qiagen). Under the license agreement, the Company has the right to produce or sell a product made with Qiagen technology. As consideration for the license agreement, the Company is committed to pay a royalty on net sales.

     In December 1995, the Company entered into a license agreement with Pasteur Merieux Serums & Vaccins S.A. (PMSV). Under the terms of the agreement, the Company is to receive license and milestone fees upon the completion of certain performance milestones. In 1995, the Company received $300,000 in license and other fees in accordance with the agreement. In addition, as consideration of the license granted, the Company will receive royalties on net sales from PMSV.

     The Company has sponsored research agreements with MDACC and UP to fund research and clinical studies. During fiscal 1994 and 1995 and the three months ended March 31, 1996, the Company paid $375,741, $771,214 and $193,164, respectively, pursuant to those agreements and has committed to pay a minimum of approximately $900,000 through 1998 to continue funding research and clinical activities. The payments are recorded as research and development expense.

8.  CONSULTING AND RELATED AGREEMENTS

     The Company has consulting agreements with research scientists associated with the System and UP, to provide technical know-how, expertise and other assistance. Pursuant to these agreements, the Company has commitments through 1998 with remaining payments through that date totaling $153,000. In connection with these two consulting agreements, the Company issued 1,121,154 shares of common stock for a purchase price of $.001 per share. Pursuant to these stockholder agreements, the Company has certain repurchase rights.

     The Company has stock purchase agreements with an officer of the Company. Under the stock purchase agreements, the Company issued 321,154 shares of common stock at a price of $.001 per

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

8. CONSULTING AND RELATED AGREEMENTS (CONTINUED) share. In the event the officer is terminated, the Company can elect to repurchase a specified number of shares at a price of $.001 per share, based on the length of employment prior to termination. The Company also issued 215,000 shares of common stock at a price of $.01 per share, of which, 200,000 shares are subject to repurchase by the Company if certain performance milestones are not met by the officer. The Company recorded compensation expense of $20,000, $78,000, and $80,000 for fiscal 1994 and 1995 and for the three months ended March 31, 1996, respectively, in connection with these agreements. In addition, if the Company terminates the officer before the term of the employment agreement has expired, the officer shall have the option to require the Company to repurchase 24,000 shares at a price per share based on the fair value at the date of termination. The Company recorded compensation expense of $2,400, $9,360, and $9,600 in 1994, 1995 and the three months ended March 31, 1996, respectively, in connection with this aspect of the officer's employment agreement.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases its principal office under a lease which expires on December 31, 1996. Monthly rental under the lease is $2,331. Lease expense totaled $4,662, $27,972 and $5,439 for 1994 and 1995 and the three months ended March 31, 1996, respectively.

10.  SUBSEQUENT EVENTS

     License, research and marketing agreement


     On December 28, 1995, the Company granted a pharmaceutical company an exclusive option to enter into a license agreement. In connection with the execution of the option agreement, in January 1996 the pharmaceutical company paid the Company a nonrefundable fee of $2,000,000 to maintain the option until February 16, 1996. On February 22, 1996, the Company agreed to an outline of principal terms in contemplation of a license agreement with the pharmaceutical company. In consideration for the outline of principal terms and the extension of the option period to April 30, 1996, the pharmaceutical company paid an additional nonrefundable fee of $500,000 to the Company in March 1996. The $2.5 million received from the pharmaceutical company has been recorded as revenue as of March 31, 1996 and, as a result, $1.5 million has been recorded as a payable to related parties (see Note 7). Such amounts received are nonrefundable and are creditable toward the license fee due upon execution of the license agreement. On April 30, 1996, the option was extended to May 17, 1996. Effective May 1996, the Company and the pharmaceutical company entered into a license, research and marketing agreement under which the pharmaceutical company received exclusive rights to develop and commercialize in Europe the Company's E1A tumor suppressor product candidate and other product candidates based on the E1A tumor suppressor gene and developed pursuant to the agreement. An additional $2.5 million (unaudited) has been received in June 1996 as an upfront license fee. The Company may receive additional payments if the parties achieve certain development milestones and royalties on sales of resulting products, if any. An additional $1.5 million may be payable to related parties (see Note 7). In addition, if the parties are able to negotiate a mutually acceptable supply agreement, the Company will be entitled to manufacture products for the pharmaceutical company in return for manufacturing fees.

                            RGENE THERAPEUTICS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)

10.  SUBSEQUENT EVENTS (CONTINUED)
     Merger (unaudited)

       On April 16, 1996, the Company entered into a definitive merger agreement (the Merger Agreement) with Targeted Genetics Corporation (Targeted). Pursuant to the Merger Agreement, Targeted will acquire the Company by merging the Company with and into TGC Acquisition Corporation (TGC), a wholly owned subsidiary of Targeted. Under the Merger Agreement, Targeted will issue 3,636,364 shares of common stock in exchange for 100 percent of the outstanding stock of the Company. Prior to completion of the merger, in accordance with the Plan, all outstanding stock options will become immediately exercisable. All of the Company's outstanding stock options and warrants are expected to be exercised. Pursuant to the Merger Agreement and prior to the merger, an additional $550,000 shall be advanced under the promissory notes from certain stockholders of the Company (see Note 4). Such advances, together with the $1,000,000 in promissory notes from certain stockholders of the Company, shall be converted at or prior to the merger into common stock of the Company at a conversion price of $1.40 per share. The Company stockholders will have the right to receive up to an additional $5 million of Targeted's common stock if certain milestones are achieved.

- -------------------------------------------------------
- -------------------------------------------------------

    No dealer, sales representative or any other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any such securities to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                         ------------------------------

                               TABLE OF CONTENTS


                                              PAGE
                                              ----
Prospectus Summary..........................     3
RGene Acquisition...........................     6
Risk Factors................................     8
Use of Proceeds.............................    18
Price Range of Common Stock.................    19
Dividend Policy.............................    19
Dilution....................................    20
Capitalization..............................    21
Selected Financial Data.....................    22
Unaudited Pro Forma Consolidated Financial
  Statements................................    23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................    26
Business....................................    30
Management..................................    49
Certain Transactions........................    57
Principal Shareholders......................    58
Description of Capital Stock................    60
Underwriting................................    63
Legal Matters...............................    64
Experts.....................................    64
Additional Information......................    64
Index to Financial Statements...............   F-1


- -------------------------------------------------------
- -------------------------------------------------------
- -------------------------------------------------------
- -------------------------------------------------------

                 3,500,000 SHARES

           TARGETED GENETICS CORPORATION
                   COMMON STOCK

           ------------------------------
                    PROSPECTUS
           ------------------------------
        Vector Securities International, Inc.

          Genesis Merchant Group Securities

                            , 1996

- -------------------------------------------------------
- -------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to a letter agreement dated as of November 28, 1995 between the Registrant and Lehman Brothers, Inc., the Registrant issued to Lehman Brothers, Inc. 2,461 shares of its Common Stock in payment of certain advisory fees in a transaction not involving a public offering and therefore exempt pursuant to
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                                          DESCRIPTION
- -------      ----------------------------------------------------------------------------------
 1.1**   --  Form of Underwriting Agreement
 2.1+    --  Form of Agreement and Plan of Merger dated as of April 16, 1996, by and among
             Targeted Genetics Corporation, TGC Acquisition Corporation and RGene Therapeutics,
             Inc.
 3.1     --  Restated Articles of Incorporation (Exhibit 3.1)(B)
 3.2     --  Amended and Restated Bylaws (Exhibit 3.2)(C)
 4.1     --  Warrant to Purchase 11,000 shares of Series B Preferred Stock of Targeted Genetics
             Corporation issued to MMC/GATX Partnership No. 1 on December 27, 1993 (Exhibit
             4.2)(A)
 4.2     --  Warrant to Purchase 11,000 shares of Series B Preferred Stock of Targeted Genetics
             Corporation issued to LINC Capital Management Services, Ltd. on December 27, 1993
             (Exhibit 4.3)(A)
 4.3     --  Warrant to Purchase 18,701 shares of Common Stock of Targeted Genetics Corporation issued to MMC/GATX Partnership No. 1 on November 30, 1994 (Exhibit 4.3)(B)
 4.4     --  Warrant Agreement between Targeted Genetics Corporation and First Interstate Bank
             of Washington, N.A., as Warrant Agent (Exhibit 4.4)(D)
 4.5     --  Specimen Warrant Certificate (Exhibit 4.5)(C)
 4.6     --  Warrant to Purchase 21,315 shares of Common Stock of Targeted Genetics Corporation issued to Financing for Science International, Inc. on November 30, 1995(D)
 5.1+    --  Opinion of Perkins Coie regarding legality of shares
10.1*    --  Scientific Advisory Board Agreement, dated February 15, 1992, between Targeted
             Genetics Corporation and Philip D. Greenberg (Exhibit 10.1)(A)
10.2*    --  Scientific Advisory Board Agreement, dated February 15, 1992, between Targeted
             Genetics Corporation and A. Dusty Miller (Exhibit 10.2)(A)
10.3*    --  Scientific Advisory Board Agreement, dated February 15, 1992, between Targeted
             Genetics Corporation and Richard D. Palmiter (Exhibit 10.3)(A)
10.4*    --  Scientific Advisory Board Agreement, dated February 15, 1992, between Targeted
             Genetics Corporation and George Stamatoyannopoulos (Exhibit 10.4)(A)
10.5     --  Form of Indemnification Agreement between the registrant and its officers and directors (Exhibit 10.6)(A)
10.6*    --  Non-exclusive License Agreement, dated as of November 19, 1991, between Fred
             Hutchinson Cancer Research Center and Immunex Corporation (Exhibit 10.7)(A)

EXHIBIT
NUMBER                                          DESCRIPTION
- -------      ----------------------------------------------------------------------------------
10.7*    --  Gene Transfer Technology License Agreement, dated as of February 18, 1992, between
             Immunex Corporation and Targeted Genetics Corporation (Exhibit 10.8)(A)
10.8*    --  License Agreement, dated as of June 1, 1992, between Wisconsin Alumni Research
             Foundation and Targeted Genetics Corporation (Exhibit 10.9)(A)
10.9*    --  License Agreement, dated as of August 14, 1992, between Leland Stanford Junior
             University and Targeted Genetics Corporation (Exhibit 10.10)(A)
10.10*   --  PHS Patent License Agreement -- Non-exclusive, dated as of July 13, 1993, between
             National Institutes of Health Centers for Disease Control and Targeted Genetics
             Corporation (Exhibit 10.13)(A)
10.11*   --  Non-exclusive Patent License Agreement, dated as of December 25, 1993, between The
             University of Florida Research Foundation, Inc. and Targeted Genetics Corporation
             (Exhibit 10.14)(A)
10.12*   --  Research and Exclusive License Agreement, dated as of January 1, 1994, between
             Targeted Genetics Corporation and Fred Hutchinson Cancer Research Center (Exhibit
             10.19)(A)
10.13*   --  PHS Patent License Agreement -- Exclusive, dated as of March 10, 1994, between
             National Institutes of Health Centers for Disease Control and Targeted Genetics
             Corporation (Exhibit 10.15)(A)
10.14*   --  Exclusive License Agreement, dated as of March 14, 1994, between Medical College of Ohio and Targeted Genetics Corporation (Exhibit 10.16)(A)
10.15*   --  License Agreement, dated as of March 16, 1994, between The Johns Hopkins
             University and Targeted Genetics Corporation (Exhibit 10.17)(A)
10.16*   --  License Agreement, dated as of March 28, 1994, between Targeted Genetics
             Corporation and the University of Michigan (Exhibit 10.18)(A)
10.17*   --  Exclusive License Agreement, dated as of March 28, 1994, between Fred Hutchinson
             Cancer Research Center and Targeted Genetics Corporation (Exhibit 10.20)(A)
10.18*   --  Exclusive License Agreement, dated as of August 25, 1994, between Targeted
             Genetics Corporation and Fred Hutchinson Cancer Research Center (Exhibit 10.20)(B)
10.19    --  Olive Way Building Lease, dated as of November 20, 1993, between Metropolitan
             Federal Savings and Loan Association and Targeted Genetics Corporation (Exhibit
             10.21)(A)
10.20    --  First Amendment to Olive Way Building Lease, dated as of December 10, 1994, between Targeted Genetics Corporation and Metropolitan Federal Savings and Loan
             Association (Exhibit 10.22)(B)
10.21    --  MMC/GATX Partnership No. 1 Equipment Lease Agreement, dated as of December 27,
             1993 (Exhibit 10.22)(A)
10.22    --  LINC Capital Management, Ltd. Equipment Lease Agreement, dated as of December 27,
             1993 (Exhibit 10.23)(A)
10.23    --  Loan and Security Agreement, dated as of November 30, 1994, between MMC/GATX
             Partnership No. 1 and Targeted Genetics Corporation (Exhibit 10.25)(B)
10.24    --  Master Equipment Lease Agreement, dated as of October 17, 1995, between Financing for Science International, Inc. and Targeted Genetics Corporation (Exhibit
             10.28)(D)
10.25    --  Registration Rights Agreement, dated as of April 27, 1992, among Targeted Genetics
             Corporation and the holders of the Series A and Series B Convertible Preferred
             Stock (Exhibit 10.26)(A)
10.26    --  1992 Restated Stock Option Plan (Exhibit 10.26)(B)

EXHIBIT
NUMBER                                          DESCRIPTION
- -------      ----------------------------------------------------------------------------------
10.27    --  Stock Option Plan for Nonemployee Directors (Exhibit 10.31)(D)
10.28*+  --  Development Agreement dated April 6, 1994, by and between Argus Pharmaceuticals,
             Inc. and RGene Therapeutics, Inc.
10.29*+  --  Patent and Technology License Agreement effective as of March 1, 1994, by and among the Board of Regents of the University of Texas M.D. Anderson Cancer Center
             and RGene Therapeutics, Inc.
10.30*+  --  First Amended and Restated License Agreement effective October 12, 1995, by and between The University of Tennessee Research Corporation and RGene Therapeutics,
             Inc.
10.31*+  --  License Agreement dated October 12, 1994, by and between The University of
             Pittsburgh -- of the Commonwealth System of Higher Education and RGene
             Therapeutics, Inc.
10.32*   --  Agreement dated as of May 28, 1996 by and between RGene Therapeutics, Inc. and
             Laboratoires Fournier S.C.A.
11.1     --  Computation of net loss per share (D)
23.1     --  Consent of Ernst & Young LLP (contained on page II-6)
23.2     --  Consent of Arthur Andersen LLP (contained on page II-7)
23.3+    --  Consent of Perkins Coie (contained in the opinion filed as Exhibit 5.1 hereto)
24.1+    --  Power of Attorney
99.1+    --  Consent of Martin P. Sutter as Director Nominee
99.2+    --  Consent of Austin M. Long, III as Director Nominee


- ------------------
 +  Previously filed.
 * Confidential treatment has been requested from the Securities and Exchange Commission for portions of these agreements.
**  To be filed by amendment.
(A) Incorporated by reference to the designated exhibit included with the registrant's Form S-1 Registration Statement (Registration No. 33-77054) filed March 30, 1994, as amended.
(B) Incorporated by reference to the designated exhibit included with the registrant's Form 10-K for the year ended December 31, 1994.
(C) Incorporated by reference to the designated exhibit included with the registrant's Form S-1 Registration Statement (No. 33-91500) filed April 24, 1995, as amended.
(D) Incorporated by reference to the designated exhibit included with the registrant's Form 10-K for the year ended December 31, 1995.

     (b) Financial Statement Schedules

     All financial statement schedules have been omitted because the required information is either included in the financial statements or the notes thereto or is not applicable.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 13th day of June, 1996.


                                        TARGETED GENETICS CORPORATION


                                        By:    /s/  James A. Johnson
                                        ----------------------------------------
                                        James A. Johnson, Vice President,
                                          Finance, Chief Financial Officer,
                                          Treasurer and Secretary



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated below on the 13th day of June, 1996.



                  SIGNATURE                                         TITLE
- ---------------------------------------------    --------------------------------------------
             *H. Stewart Parker                  President, Chief Executive Officer and
- ---------------------------------------------      Director (Principal Executive Officer)
              H. Stewart Parker
            /s/  James A. Johnson                Vice President, Finance, Chief Financial
- ---------------------------------------------      Officer, Treasurer and Secretary
              James A. Johnson                     (Principal Financial Officer)
              *Stephen A. Duzan                  Director
- ---------------------------------------------
              Stephen A. Duzan
               *James D. Grant                   Director
- ---------------------------------------------
               James D. Grant
             *Donald E. O'Neill                  Director
- ---------------------------------------------
              Donald E. O'Neill
            *Jeremy Curnock Cook                 Director
- ---------------------------------------------
             Jeremy Curnock Cook
*By:      /s/  James A. Johnson
- ---------------------------------------------
              James A. Johnson
             As Attorney-in-Fact

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the captions "Selected Financial Data" and "Experts" and to the use of our report dated February 9, 1996, except for Note 9 as to which the date is April 16, 1996 in the Registration Statement (Form S-1) and related Prospectus of Targeted Genetics Corporation for the registration of its common stock.

                                          ERNST & YOUNG LLP

Seattle, Washington

June 11, 1996

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the use of our report and to all references to our firm included in or made a part of this Registration Statement.


                                          ARTHUR ANDERSEN LLP


The Woodlands, Texas


June 12, 1996

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                 DESCRIPTION                                     PAGE
- ------   ------------------------------------------------------------------------  ------------
  1.1 ** Form of Underwriting Agreement
  2.1+   Form of Agreement and Plan of Merger dated as of April 16, 1996, by and among Targeted Genetics Corporation, TGC Acquisition Corporation and
         RGene Therapeutics Inc.
  3.1    Restated Articles of Incorporation (Exhibit 3.1)                               (B)
  3.2    Amended and Restated Bylaws (Exhibit 3.2)                                      (C)
  4.1    Warrant to Purchase 11,000 shares of Series B Preferred Stock of               (A)
         Targeted Genetics Corporation issued to MMC/GATX Partnership No. 1 on
         December 27, 1993 (Exhibit 4.2)
  4.2    Warrant to Purchase 11,000 shares of Series B Preferred Stock of               (A)
         Targeted Genetics Corporation issued to LINC Capital Management
         Services, Ltd. on December 27, 1993 (Exhibit 4.3)
  4.3    Warrant to Purchase 18,701 shares of Common Stock of Targeted Genetics         (B)
         Corporation issued to MMC/GATX Partnership No. 1 on November 30, 1994
         (Exhibit 4.3)
  4.4    Warrant Agreement between Targeted Genetics Corporation and First              (D)
         Interstate Bank of Washington, N.A., as Warrant Agent (Exhibit 4.4)
  4.5    Specimen Warrant Certificate (Exhibit 4.5)                                     (C)
  4.6    Warrant to Purchase 21,315 shares of Common Stock of Targeted Genetics         (D)
         Corporation issued to Financing for Science International, Inc. on
         November 30, 1995
  5.1+   Opinion of Perkins Coie regarding legality of shares
 10.1 *  Scientific Advisory Board Agreement, dated February 15, 1992, between          (A)
         Targeted Genetics Corporation and Philip D. Greenberg (Exhibit 10.1)
 10.2 *  Scientific Advisory Board Agreement, dated February 15, 1992, between          (A)
         Targeted Genetics Corporation and A. Dusty Miller (Exhibit 10.2)
 10.3 *  Scientific Advisory Board Agreement, dated February 15, 1992, between          (A)
         Targeted Genetics Corporation and Richard D. Palmiter (Exhibit 10.3)
 10.4 *  Scientific Advisory Board Agreement, dated February 15, 1992, between          (A)
         Targeted Genetics Corporation and George Samatoyannopoulos (Exhibit
         10.4)
 10.5    Form of Indemnification Agreement between the registrant and its               (A)
         officers and directors (Exhibit 10.6)
 10.6 *  Non-exclusive License Agreement, dated as of November 19, 1991, between        (A)
         Fred Hutchinson Cancer Research Center and Immunex Corporation (Exhibit
         10.7)
 10.7 *  Gene Transfer Technology License Agreement, dated as of February 18,           (A)
         1992, between Immunex Corporation and Targeted Genetics Corporation
         (Exhibit 10.8)
 10.8 *  License Agreement, dated as of June 1, 1992, between Wisconsin Alumni          (A)
         Research Foundation and Targeted Genetics Corporation (Exhibit 10.9)
 10.9 *  License Agreement, dated as of August 14, 1992, between Leland Stanford        (A)
         Junior University and Targeted Genetics Corporation (Exhibit 10.10)

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                 DESCRIPTION                                     PAGE
- ------   ------------------------------------------------------------------------  ------------
 10.10*  PHS Patent License Agreement -- Non-exclusive, dated as of July 13,            (A)
         1993, between National Institutes of Health Centers for Disease Control
         and Targeted Genetics Corporation (Exhibit 10.13)
 10.11*  Non-exclusive Patent License Agreement, dated as of December 25, 1993,         (A)
         between The University of Florida Research Foundation, Inc. and Targeted
         Genetics Corporation (Exhibit 10.14)
 10.12*  Research and Exclusive License Agreement, dated as of January 1, 1994,         (A)
         between Targeted Genetics Corporation and Fred Hutchinson Cancer
         Research Center (Exhibit 10.19)
 10.13*  PHS Patent License Agreement -- Exclusive, dated as of March 10, 1994,         (A)
         between National Institutes of Health Centers for Disease Control and
         Targeted Genetics Corporation (Exhibit 10.15)
 10.14*  Exclusive License Agreement, dated as of March 14, 1994, between Medical       (A)
         College of Ohio and Targeted Genetics Corporation (Exhibit 10.16)
 10.15*  License Agreement, dated as of March 16, 1994, between The Johns Hopkins       (A)
         University and Targeted Genetics Corporation (Exhibit 10.17)
 10.16*  License Agreement, dated as of March 28, 1994, between Targeted Genetics       (A)
         Corporation and the University of Michigan (Exhibit 10.18)
 10.17*  Exclusive License Agreement, dated as of March 28, 1994, between Fred          (A)
         Hutchinson Cancer Research Center and Targeted Genetics Corporation
         (Exhibit 10.20)
 10.18*  Exclusive License Agreement, dated as of August 25, 1994, between              (B)
         Targeted Genetics Corporation and Fred Hutchinson Cancer Research Center
         (Exhibit 10.20)
 10.19   Olive Way Building Lease, dated as of November 20, 1993, between               (A)
         Metropolitan Federal Savings and Loan Association and Targeted Genetics
         Corporation (Exhibit 10.21)
 10.20   First Amendment to Olive Way Building Lease, dated as of December 10,          (B)
         1994, between Targeted Genetics Corporation and Metropolitan Federal
         Savings and Loan Association (Exhibit 10.22)
 10.21   MMC/GATX Partnership No. 1 Equipment Lease Agreement, dated as of              (A)
         December 27, 1993 (Exhibit 10.22)
 10.22   LINC Capital Management, Ltd. Equipment Lease Agreement, dated as of           (A)
         December 27, 1993 (Exhibit 10.23)
 10.23   Loan and Security Agreement, dated as of November 30, 1994, between            (B)
         MMC/GATX Partnership No. 1 and Targeted Genetics Corporation (Exhibit
         10.25)
 10.24   Master Equipment Lease Agreement, dated as of October 17, 1995, between        (D)
         Financing for Science International, Inc. and Targeted Genetics
         Corporation (Exhibit 10.28)
 10.25   Registration Rights Agreement, dated as of April 27, 1992, among               (A)
         Targeted Genetics Corporation and the holders of the Series A and Series
         B Convertible Preferred Stock (Exhibit 10.26)
 10.26   1992 Restated Stock Option Plan (Exhibit 10.26)                                (B)
 10.27   Stock Option Plan for Nonemployee Directors (Exhibit 10.31)                    (D)

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                 DESCRIPTION                                     PAGE
- ------   ------------------------------------------------------------------------  ------------
 10.28*+ Development Agreement dated April 6, 1994, by and between Argus
         Pharmaceuticals, Inc. and RGene Therapeutics, Inc.
 10.29*+ Patent and Technology License Agreement effective as of March 1, 1994, by and among the Board of Regents of the University of Texas M.D.
         Anderson Cancer Center and RGene Therapeutics, Inc.
 10.30*+ First Amended and Restated License Agreement effective October 12, 1995, by and between The University of Tennessee Research Corporation and
         RGene Therapeutics, Inc.
 10.31*+ License Agreement dated October 12, 1994, by and between The University of Pittsburgh -- of the Commonwealth System of Higher Education and
         RGene Therapeutics, Inc.
 10.32*  Agreement dated as of May 28, 1996 by and between RGene Therapeutics,
         Inc. and Laboratoires Fournier S.C.A.
 11.1    Computation of net loss per share(D)
 23.1    Consent of Ernst & Young LLP (contained on page II-6)
 23.2    Consent of Arthur Andersen LLP (contained on page II-7)
 23.3    Consent of Perkins Coie (contained in the opinion filed as Exhibit 5.1 hereto)
 24.1    Power of Attorney
 99.1+   Consent of Martin P. Sutter as Director Nominee
 99.2+   Consent of Austin M. Long, III as Director Nominee


- ------------------
 +   Previously filed.

 * Confidential treatment has been requested from the Securities and Exchange Commission for portions of these agreements.

**   To be filed by amendment.

(A) Incorporated by reference to the designated exhibits included with the registrant's Form S-1 Registration Statement (Registration No. 33-77054) filed March 30, 1994, as amended.

(B) Incorporated by reference to the designated exhibit included with the registrant's Form 10-K for the year ended December 31, 1994.

(C) Incorporated by reference to the designated exhibit included with the registrant's Form S-1 Registration Statement (No. 33-91500) filed April 24, 1995, as amended.

(D) Incorporated by reference to the designated exhibit included with the registrant's Form 10-K for the year ended December 31, 1995.